UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere.  The Datang Pre-emptive Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Datang Pre-emptive Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Datang Pre-emptive Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code:  0981)

OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made by Semiconductor Manufacturing International Corporation (the “Company”) pursuant to Rule 13.10B of the Listing Rules.

Reference is made to the announcement of the Company dated 22 August 2014 in relation to, among others, the proposed issue of the Datang Pre-emptive Bonds (the “Announcement”). Unless the context otherwise requires, capitalised terms in this announcement shall have the same meanings as those defined in the Announcement.

The Datang Pre-emptive Bonds were listed on the Singapore Exchange on 5 December 2014. Please refer to the attached offering circular dated 4 December 2014 in relation to the Datang Pre-emptive Bonds (the “Offering Circular”), which was published on the website of the Singapore Exchange on 8 December 2014. The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained therein.

The posting of the Offering Circular on the website of the Hong Kong Stock Exchange is only for the purpose of complying with Rule 13.10B of the Listing Rules, and not for any other purposes.

*    For identification purposes only

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The Offering Circular does not constitute a prospectus, notice, circular, brochure, advertisement or document offering to sell any securities to the public in any jurisdiction.

The Offering Circular must not be regarded as an inducement to acquire, subscribe for or purchase any securities of the Company, and no such inducement is intended. No investment decision should be based on the information contained in the Offering Circular.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 9 December 2014

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

Carmen I-Hua Chang

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STRICTLY CONFIDENTIAL — DO NOT FORWARD

THIS DOCUMENT IS AVAILABLE ONLY TO DATANG HOLDINGS (HONG KONG)

INVESTMENT  COMPANY  LIMITED  BASED  ON  ITS  PREMPTIVE  RIGHTS.

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the supplemental offering circular attached to this e-mail. You are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the attached supplemental offering circular. In accessing the attached supplemental offering circular, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

The attached document has been made available to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Issuer or any of the Issuers directors, employees, representatives or affiliates accepts any liability or responsibility whatsoever in respect of any discrepancies between the document distributed to you in electronic format and the hard copy version. We will provide a hard copy version to you upon request.

Restrictions: The attached document is a supplemental offering circular and is being furnished in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a Datang Holdings (Hongkong) Investment Company Limited to purchase the securities described herein.

THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY  STATE  OF  THE  U.S.  OR  OTHER  JURISDICTION  AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE  REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE OR LOCAL SECURITIES LAWS. NOTHING  IN  THIS  ELECTRONIC  TRANSMISSION  CONSTITUTES  AN  OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE SECURITIES ARE BEING OFFERED  IN  OFFSHORE  TRANSACTIONS  OUTSIDE  THE  UNITED STATES IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. FOR A DESCRIPTION OF THESE AND CERTAIN FURTHER RESTRICTIONS ON OFFERS AND SALES OF THE SECURITIES AND THE DISTRIBUTION OF THIS OFFERING CIRCULAR, SEE “SUBSCRIPTION AND SALE”.

Except with respect to eligible investors in jurisdictions where such offer is permitted by law, nothing in this electronic transmission constitutes an offer or an invitation by or on behalf of either the Issuer of the securities or the Managers to subscribe for or purchase any of the securities described therein, and access has been limited so that it shall not constitute a general advertisement or solicitation in the United States or elsewhere. If a jurisdiction requires  that the offering be  made by  a licensed broker or dealer and the underwriters or  any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by  the Managers and their  respective affiliates on behalf of the  Issuer in  such jurisdiction. You are reminded that you have accessed the attached offering circular on the basis that you are a person into whose possession this offering circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorised to deliver this document, electronically or otherwise, to any other person. If you have gained access to this transmission contrary to the foregoing restrictions, you will be unable to purchase any of the securities described therein.

Actions that You May Not Take: You should not reply by e-mail to this communication, and you may not purchase any securities by doing so. Any reply e-mail communications, including those you generate by using the “Reply” function on your e-mail software, will be ignored or rejected.

YOU ARE NOT AUTHORISED AND YOU MAY NOT FORWARD OR DELIVER THE ATTACHED OFFERING CIRCULAR, ELECTRONICALLY OR OTHERWISE, TO ANY OTHER PERSON OR REPRODUCE  SUCH  SUPPLMENTAL  OFFERING  CIRCULAR  IN  ANY   MANNER   WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT AND THE ATTACHED OFFERING CIRCULAR IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT  IN  A  VIOLATION  OF  THE  SECURITIES  ACT  OR THE  APPLICABLE  LAWS  OF  OTHER  JURISDICTIONS.

You are responsible for protecting against viruses and other destructive items. Your use of this e-mail is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature.

SUPPLEMENTAL OFFERING CIRCULAR	STRICTLY CONFIDENTIAL

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code:  0981)

US$22,200,000 Zero Coupon Convertible Bonds due 2018 convertible into ordinary shares of

Semiconductor Manufacturing International Corporation (to be consolidated and form a single series with the US$200,000,000 Zero Coupon Convertible Bonds due 2018 issued on 7 November 2013, the

US$86,800,000 Zero Coupon Convertible Bonds due 2018 issued on 29 May 2014, and the

US$95,000,000 Zero Coupon Convertible Bonds due 2018 issued on 24 June 2014)

Issue  Price:  101.5%

The US$22,200,000 Zero Coupon Convertible Bonds due 2018 (the “Further Bonds”) will be issued by Semiconductor Manufacturing International Corporation (the “Issuer”). The issuance of Further Bonds shall constitute a further issue of, and be consolidated and form a single series with, the US$200,000,000 Zero Coupon Convertible Bonds due 2018 issued on 7 November 2013, the US$86,800,000 Zero Coupon Convertible Bonds due 2018 issued on 29 May 2014 to Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill Limited (“Country Hill”) pursuant to their preemptive rights, and the US$95,000,000 Zero Coupon Convertible Bonds due 2018 issued on 24 June 2014 (collectively referred to as the “Original Bonds”). The Further Bonds will be fungible with the Original Bonds. The issue price of the Further Bonds shall be 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Original Bonds and the Further Bonds are referred to collectively as a “Bond” or “Bonds”. Upon the issue of the Further Bonds, the aggregated principal amount of the Bonds will be US$404,000,000. The Further Bonds shall be issued to Datang.

Terms used in this Supplemental Offering Circular shall have the same meaning as defined in the Offering Circular dated 20 June 2014 relating to the Original Bonds (the “Original Offering Circular”). The Supplemental Offering Circular is supplemental to, and should be read in conjunction with, the Original Offering Circular.

The Bonds constitute direct, unsubordinated, unconditional, and subject to the Conditions (as defined in “Terms and Conditions of the Bonds”), unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer shall, save for such exceptions as may be provided by mandatory provisions of applicable law and subject to the Conditions (as defined in “Terms and Conditions of the Bonds”), at all times rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.

Each of the Bonds will, at the option of the holder, be convertible (unless previously redeemed or purchased and cancelled) at any time on and after 18 December 2013 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the seventh day prior to the Maturity Date (as defined in “Terms and Conditions of the Bonds”) (but, except as provided in the Conditions (as defined in “Terms and Conditions of the Bonds”), in no event thereafter) or if such Bond shall have been called for redemption before the Maturity Date, then up to the close of business (at the place aforesaid) on a date no later than seven business days (at the place aforesaid) prior to the date fixed for redemption thereof or if notice requiring redemption has been given by the holder of such Bond, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice into shares of US$0.0004 each in the issued share capital of the Company (the “Shares”) at an initial conversion price of HK$0.7965 per Share (the “Initial Conversion Price”). The conversion price is subject to adjustment in the circumstances described under “Terms and Conditions of the Bonds — Conversion”. The closing price of the Shares on The Stock Exchange of Hong Kong Limited (“HKSE” or the “Hong Kong Stock Exchange”) on 24 October 2013 was HK$0.59 per Share.

Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond at its principal amount on the Maturity Date. At any time the Issuer may, having given not less than 30 nor more than 60 days’ notice, redeem all and not some only of the Bonds at their principal amount, if the Issuer has or will become obliged to pay additional amounts as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands, Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 24 October 2013, and such obligation cannot be avoided by the Issuer taking reasonable measures available to it, subject to the non-redemption option of each Bondholder after the exercise by the Issuer of its tax redemption option as described herein. At any time after 7 November 2015 the Issuer may, having given not less than 45 nor more than 60 days’ notice, redeem all and not some only of the Bonds on the Option Redemption Date (as defined in the “Terms and Conditions of the Bonds”) at their principal amount if the Closing Price (as defined in the “Terms and Conditions of the Bonds”) of a Share (translated into US dollars at the Prevailing Rate) for any 20 consecutive Trading Days not more than 10 days prior to the date upon which notice of such redemption is given, was at least 120% of the Conversion Price (as defined in the “Terms and Conditions of the Bonds”) (translated into US dollars at the Fixed Exchange Rate) then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not some only of such outstanding Bonds at their principal amount. Each holder of the Bonds shall have the right to require the Issuer to redeem all or some only of such holder’s Bonds on the Relevant Event Redemption Date at their principal amount upon the occurrence of a Relevant Event (each as defined in “Terms and Conditions of the Bonds”). Each holder of the Bonds shall have the right to require the Issuer to redeem, all or some only of such holder’s Bonds on 7 November 2016 at their principal amount. See “Terms and Conditions of the Bonds — Redemption, Purchase and Cancellation”.

Approval in-principle has been received for the listing and quotation of the Further Bonds on the Singapore Exchange Securities Trading Limited (the “SGX- ST”). The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Approval in-principle granted by the SGX-ST for the listing and quotation of the Further Bonds on the SGX-ST is not to be taken as an indication of the merits of the Issuer or any other subsidiary or associated company of the Issuer, the Bonds or the Shares. Conditional approval for the listing of the Shares to be issued on conversion of the Further Bonds has been granted by the Hong Kong Stock Exchange. The Further Bonds are not rated.

Investing in the Further Bonds and the Shares involves certain risks. See “Risk Factors” beginning on page 19 of the Original Offering Circular for a discussion of certain factors to be considered in connection with an investment in the Bonds.

The Bonds and the Shares to be issued upon conversion of the Further Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States. The Bonds and the Shares to be issued upon conversion of the Further Bonds may only be offered outside the United Sates in reliance on Regulation S under the Securities Act. For a description of these and certain further restrictions on offers and sales of the Bonds and the Shares to be issued upon conversion of the Further Bonds and the distribution of this Offering Circular, see “Subscription and Sale”.

The US$200,000,000 Zero Coupon Convertible Bonds due 2018 issued on 7 November 2013, the US$86,800,000 Zero Coupon Convertible Bonds due 2018 issued on 29 May 2014, and the US$95,000,000 Zero Coupon Convertible Bonds due 2018 issued on 24 June 2014 are represented by global certificates (together, the “Original Global Certificates”) and the Further Bonds will be initially represented by a further global certificate (the “Third Further Global Certificate”) registered in the name of a nominee of, and deposited with a common depositary for, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, socie´ te´ anonyme (“Clearstream” and together with Euroclear, the “Clearing Systems”). Beneficial interests in the Third Further Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described therein, certificates for Bonds will not be issued in exchange for interests in the Third Further Global Certificate.

4 December 2014

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THE OFFERING

The following summary contains basic information about the Further Bonds and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the Bonds, please refer to the section of the Original Offering Circular entitled “Terms and Conditions of the Bonds.” Phrases used in this summary and not otherwise defined shall have the meaning given to them in the section entitled “Terms and Conditions of the Bonds.”

Issuer	Semiconductor Manufacturing International Corporation.

Further Issue	US$22,200,000 zero coupon convertible bonds due 2018 (the “Further Bonds”).

The issue of the Further Bonds was authorised by a resolution of the Board of Directors of the Issuer passed on 17 Feb 2014.

Pre-emptive Rights

Country Hill Limited (“Country Hill”), a subsidiary of China Investment Corporation, and Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), each have a pre-emptive right to subscribe for a pro rata portion of new securities being issued equivalent to the percentage of the issued share capital of the Issuer owned prior to the issue of such new securities by Country Hill and Datang, respectively (“Pre-emptive Rights”). The Pre- emptive Rights apply to the US$95,000,000 Zero Coupon Convertible Bonds due 2018 issued on 24 June 2014, and the Further Bonds issued follow the exercise of the Pre-emptive Rights by Datang.

As Datang is a substantial Shareholder of the Issuer and thus a connected person, any Further Bonds issued to Datang will constitute a connected transaction of the Issuer and will be subject to independent Shareholders’ approval under the Hong Kong Listing Rules. Datang has delivered an irrevocable notice to the Issuer that it will be fully exercising its Pre-emptive Rights to subscribe for the Further Bonds, up to the number it is entitled to under its agreements with the Issuer. Country Hill has delivered an irrevocable notice to the Issuer that it will not exercise its Pre- emptive Rights to subscribe for further Bonds.

The Further Bonds issued pursuant to the Pre-emptive Rights are to be consolidated and form a single series with the Original Bonds.

For further details on the Pre-emptive Rights and Datang and Country Hill, see “Substantial Shareholders’ and Directors’ Interests” in the Original Offering Circular.

Issue Price	The Further Bonds will be issued at 101.5 per cent. of their principal amount.

Issue Date	4 December 2014.

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Global Certificate

For as long as the Further Bonds are represented by the Third Further Global Certificate and the Third Further Global Certificate is held by or on behalf of a common depository, payments of principal in respect of the Bonds represented by the Third Further Global Certificate will be made without presentation or, if no further payment fails to be made in respect of the Bonds, against presentation and surrender of the Third Further Global Certificate to or to the order of the Principal Agent for such purpose. The Further Bonds which are represented by the Third Further Global Certificate will be transferable only in accordance with the rules and procedures for the time being of the relevant Clearing System.

Listing

Approval in-principle has been received for the listing and quotation of the Further Bonds on the SGX-ST. Approval in- principle granted by the SGX-ST for the listing and quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Issuer or any other subsidiary or associated company of the Issuer, the Bonds or the Shares. The Bonds will be traded on the SGX-ST in a minimum board lot size of US$200,000 for so long as any of the Bonds remains listed on the SGX-ST.

For so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, the Issuer shall appoint and maintain a paying agent in Singapore, where the Bonds may be presented or surrendered for payment or redemption, in the event that the Global Certificates are exchanged for definitive Certificates. In addition, in the event that the Global Certificates are exchanged for definitive Certificates, an announcement of such exchange shall be made by or on behalf of the Issuer through the SGX-ST and such announcement will include all material information with respect to the delivery of the definitive Certificates, including details of the paying agent in Singapore.

The Issuer has received in-principle approvals for listing of the Shares issuable upon conversion of the Further Bonds on the Hong Kong Stock Exchange and the Issuer has undertaken to apply to have the Shares, issuable upon conversion of the Further Bonds, approved for listing on the Hong Kong Stock Exchange and any Alternative Stock Exchange (as defined in the Conditions) on which its Shares are listed from time to time.

Trustee	The Bank of New York Mellon, London Branch.

Principal Agent	The Bank of New York Mellon, London Branch.

Registrar	The Bank of New York Mellon (Luxembourg) S.A

None of the Trustee or the Agents or any of their respective affiliates, employees, directors, advisors or agents has independently verified the information contained in this Supplemental Offering Circular. Accordingly, no representation, warranty or undertaking, express or implied, is made or given and no responsibility or liability is accepted, by the

2

Trustee or the Agents or any of their respective affiliates, employees, directors, advisors or agents, as to the accuracy, completeness or sufficiency of the information contained in this Supplemental Offering Circular and nothing in this Supplemental Offering Circular is, or shall be relied upon as, a promise, representation or warranty by the Trustee or the Agents.

3

USE OF PROCEEDS

We estimate that the net proceeds (net of fees, commissions and expenses) from the sale of the Further Bonds will be approximately US$22.4 million.

We intend to use the net proceeds (net of fees, commissions and expenses) from the issue of the Further Bonds for capital expenditure in relation to capacity expansion associated with 8-inch and 12-inch manufacturing  facilities,  and  general  corporate purposes.

4

CAPITALISATION

The following table sets forth the Issuer’s consolidated capitalisation and indebtedness as at 30 September 2014 and as adjusted to give effect to the issue of the Further Bonds after deducting the related issuance cost. This table should be read in conjunction with the Issuer’s consolidated financial statements and the accompanying notes, which are included elsewhere in this Offering Circular.

	As at 30 September 2014
	Actual	As adjusted
	US$’000	US$’000
Borrowings-current	376,978	376,978
Long term borrowings
Borrowings-noncurrent	217,000	217,000
Convertible Bonds	185,461	185,461
Convertible Bonds issued on 29 May 2014	81,986	81,986
Convertible Bonds issued on 24 June 2014	87,915	87,915
Convertible Bonds to be issued	—	22,200
Total	572,362	594,562
Equity
Ordinary Shares	12,917	12,917
Ordinary Shares issued on 12 June 2014	1,036	1,036
Share Premium	4,105,107	4,105,107
Share Premium issued on 12 June 2014	196,161	196,161
Reserves	88,954	88,954
Accumulated deficit	(1,569,277)	(1,569,277)
Non-controlling interests	109,872	109,872
Total equity	2,944,770	2,944,770
Total capitalisation (1)	3,517,132	3,539,332

Notes:

(1)                 Total capitalisation is defined to be the sum of Total equity and Long term borrowings.

Except as otherwise disclosed herein there has been no material change in the consolidated capitalisation and indebtedness of the Issuer since 30 September 2014.

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ANNEX — ORIGINAL OFFERING CIRCULAR

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STRICTLY CONFIDENTIAL — DO NOT FORWARD

THIS OFFERING IS AVAILABLE ONLY TO INVESTORS WHO ARE PERSONS OUTSIDE THE UNITED STATES.

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the offering circular attached to this e-mail. You are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the attached offering circular. In accessing the attached offering circular, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

Confirmation of Your Representation: By accepting the email and accessing the attached document you shall be deemed to have represented to Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities PLC (the “Managers”) that (1) you are not in the United States and, to the extent you purchase the securities described in the attached offering circular, you will be doing so pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) AND (2) that you consent to the delivery of the attached offering circular and any amendments or supplements thereto by electronic transmission.

The attached document has been made available to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Issuer of the securities or the Managers or any of their respective directors, employees, representatives or affiliates accepts any liability or responsibility whatsoever in respect of any discrepancies between the document distributed to you in electronic format and the hard copy version. We will provide a hard copy version to you upon request.

Restrictions: The attached document is an offering circular and is being furnished in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a prospective investor to consider the purchase of the securities described herein.

THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE U.S. OR OTHER JURISDICTION AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE OR LOCAL SECURITIES LAWS. NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE SECURITIES ARE BEING OFFERED IN OFFSHORE TRANSACTIONS OUTSIDE THE UNITED STATES IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. FOR A DESCRIPTION OF THESE AND CERTAIN FURTHER RESTRICTIONS ON OFFERS AND SALES OF THE SECURITIES AND THE DISTRIBUTION OF THIS OFFERING CIRCULAR, SEE “SUBSCRIPTION AND SALE”.

Except with respect to eligible investors in jurisdictions where such offer is permitted by law, nothing in this electronic transmission constitutes an offer or an invitation by or on behalf of either the Issuer of the securities or the Managers to subscribe for or purchase any of the securities described therein, and access has been limited so that it shall not constitute a general advertisement or solicitation in the United States or elsewhere. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the Managers and their respective affiliates on behalf of the Issuer in such jurisdiction. You are reminded that you have accessed the attached offering circular on the basis that you are a person into whose possession this offering circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorised to deliver this document, electronically or otherwise, to any other person. If you have gained access to this transmission contrary to the foregoing restrictions, you will be unable to purchase any of the securities described therein.

Actions that You May Not Take: You should not reply by e-mail to this communication, and you may not purchase any securities by doing so. Any reply e-mail communications, including those you generate by using the “Reply” function on your e-mail software, will be ignored or rejected.

YOU ARE NOT AUTHORISED AND YOU MAY NOT FORWARD OR DELIVER THE ATTACHED OFFERING CIRCULAR, ELECTRONICALLY OR OTHERWISE, TO ANY OTHER PERSON OR REPRODUCE SUCH OFFERING CIRCULAR IN ANY MANNER WHATSOEVER.  ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT AND THE ATTACHED OFFERING CIRCULAR IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

You are responsible for protecting against viruses and other destructive items. Your use of this e-mail is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature.

OFFERING CIRCULAR	STRICTLY CONFIDENTIAL

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code:  0981)

US$95,000,000 Zero Coupon Convertible Bonds due 2018 convertible into ordinary shares of Semiconductor Manufacturing International Corporation (to be consolidated and form a single series with the US$200,000,000 Zero Coupon Convertible Bonds due 2018 issued on 7 November 2013 and the US$86,800,000 Zero Coupon Convertible Bonds due 2018 issued on 29 May 2014)

Issue Price: 101.5%

The US$95,000,000 Zero Coupon Convertible Bonds due 2018 (the “Further Bonds”) will be issued by Semiconductor Manufacturing International Corporation (the ‘‘Issuer’’). The issuance of Further Bonds shall constitute a further issue of, and be consolidated and form a single series with, the US$ 200,000,000 Zero Coupon Convertible Bonds due 2018 issued on 7 November 2013 and the US$86,800,000 Zero Coupon Convertible Bonds due 2018 issued on 29 May 2014 to Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill Limited (“Country Hill”) pursuant to their preemptive right (collectively referred to as the “Original Bonds”). The Further Bonds will be fungible with the Original Bonds. The issue price of the Further Bonds shall be 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Original Bonds and the Further Bonds are referred to collectively as the “Bonds”. Upon the issue of the Further Bonds, the aggregated principal amount of the Bonds will be US$381,800,000 (excluding any further Bonds issued pursuant to Pre-emptive Rights (as defined herein)).

The Bonds constitute direct, unsubordinated, unconditional, and subject to the Conditions (as defined in “Terms and Conditions of the Bonds”), unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer shall, save for such exceptions as may be provided by mandatory provisions of applicable law and subject to the Conditions (as defined in “Terms and Conditions of the Bonds”), at all times rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.

Each Bond will, at the option of the holder, be convertible (unless previously redeemed or purchased and cancelled) at any time on and after 18 December 2013 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the seventh day prior to the Maturity Date (as defined in “Terms and Conditions of the Bonds”) (but, except as provided in the Conditions (as defined in “Terms and Conditions of the Bonds”), in no event thereafter) or if such Bond shall have been called for redemption before the Maturity Date, then up to the close of business (at the place aforesaid) on a date no later than seven business days (at the place aforesaid) prior to the date fixed for redemption thereof or if notice requiring redemption has been given by the holder of such Bond, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice into shares of US$0.0004 each in the issued share capital of the Company (the “Shares”) at an initial conversion price of HK$0.7965 per Share (the “Initial Conversion Price”). The conversion price is subject to adjustment in the circumstances described under “Terms and Conditions of the Bonds — Conversion”. The closing price of the Shares on The Stock Exchange of Hong Kong Limited (“HKSE” or the “Hong Kong Stock Exchange”) on 24 October 2013 was HK$0.59 per Share.

Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond at its principal amount on the Maturity Date. At any time the Issuer may, having given not less than 30 nor more than 60 days’ notice, redeem all and not some only of the Bonds at their principal amount, if the Issuer has or will become obliged to pay additional amounts as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands, Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 24 October 2013, and such obligation cannot be avoided by the Issuer taking reasonable measures available to it, subject to the non-redemption option of each Bondholder after the exercise by the Issuer of its tax redemption option as described herein. At any time after 7 November 2015 the Issuer may, having given not less than 45 nor more than 60 days’ notice, redeem all and not some only of the Bonds on the Option Redemption Date (as defined in the “Terms and Conditions of the Bonds”) at their principal amount if the Closing Price (as defined in the “Terms and Conditions of the Bonds”) of a Share (translated into US dollars at the Prevailing Rate) for any 20 consecutive Trading Days not more than 10 days prior to the date upon which notice of such redemption is given, was at least 120% of the Conversion Price (as defined in the “Terms and Conditions of the Bonds”) (translated into US dollars at the Fixed Exchange Rate) then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not some only of such outstanding Bonds at their principal amount. Each holder of the Bonds shall have the right to require the Issuer to redeem all or some only of such holder’s Bonds on the Relevant Event Redemption Date at their principal amount upon the occurrence of a Relevant Event (each as defined in “Terms and Conditions of the Bonds”). Each holder of the Bonds shall have the right to require the Issuer to redeem, all or some only of such holder’s Bonds on 7 November 2016 at their principal amount. See “Terms and Conditions of the Bonds — Redemption, Purchase and Cancellation”.

            Approval in-principle has been received for the listing and quotation of the Further Bonds on the Singapore Exchange Securities Trading Limited (the “SGX- ST”). The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Approval in-principle granted by the SGX-ST for the listing and quotation of the Further Bonds on the SGX-ST is not to be taken as an indication of the merits of the Issuer or any other subsidiary or associated company of the Issuer, the Further Bonds or the Shares. Conditional approval for the listing of the Shares to be issued on conversion of the Further Bonds has been granted by the Hong Kong Stock Exchange. The Further Bonds are not rated.

Investing in the Further Bonds and the Shares involves certain risks. See “Risk Factors” beginning on page 19 for a discussion of certain factors to be considered in connection with an investment in the Bonds.

The Bonds and the Shares to be issued upon conversion of the Further Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States. The Bonds and the Shares to be issued upon conversion of the Further Bonds may only be offered outside the United Sates in reliance on Regulation S under the Securities Act. For a description of these and certain further restrictions on offers and sales of the Bonds and the Shares to be issued upon conversion of the Further Bonds and the distribution of this Offering Circular, see “Subscription and Sale”.

The US$200,000,000 Zero Coupon Convertible Bonds due 2018 issued on 7 November 2013 and the US$86,800,000 Zero Coupon Convertible Bonds due 2018 issued on 29 May 2014 are both represented by global certificates (together, the “Original Global Certificates”) and the Further Bonds will be initially represented by a further global certificate (the “Second Further Global Certificate”) registered in the name of a nominee of, and deposited with a common depositary for, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, socie´ te´ anonyme (“Clearstream” and together with Euroclear, the “Clearing Systems”). Beneficial interests in the Second Further Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described therein, certificates for Bonds will not be issued in exchange for interests in the Second Further Global Certificate.

Sole Global Coordinator

Joint Bookrunners and Joint Managers

20 June 2014

IMPORTANT NOTICE

The contents of this Offering Circular have not been reviewed by any regulatory authority in Hong Kong or elsewhere. Investors are advised to exercise caution in relation to the offering of the Further Bonds (the “Offering”) described herein. If investors are in any doubt about any of the contents of this Offering Circular, they should obtain independent professional advice.

The Issuer, having made all reasonable enquiries, confirms that to its best knowledge and belief (i) this Offering Circular contains all information with respect to the Issuer and its subsidiaries taken as a whole (collectively, the “Group”) and to the issue of the Further Bonds and Shares, which is material in the context of the issue and offering of the Further Bonds (including all information which, according to the particular nature of the Issuer, the Group and of the Further Bonds and the Shares, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, the Group and of the rights attaching to the Further Bonds and the Shares), (ii) all statements of fact relating to the Issuer, the Group and to the Further Bonds and the Shares contained in this Offering Circular are in all material respects true and accurate and not misleading in any material respect, and that there are no other facts in relation to the Issuer, the Group and to the Further Bonds and the Shares the omission of which would in the context of the issue of the Further Bonds make any statement in this Offering Circular misleading in any material respect, (iii) the opinions and intentions expressed with regard to the Issuer and the Group contained in this Offering Circular are honestly made or held and have been reached after considering all relevant circumstances and have been based on reasonable assumptions and (iv) all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements. The Issuer accepts full responsibility for the information contained in this Offering Circular.

This Offering Circular has been prepared by the Issuer solely for use in connection with the proposed offering of the Further Bonds described in this Offering Circular. The distribution of this Offering Circular and the offering of the Further Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Managers to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Further Bonds or the Shares deliverable upon conversion of the Further Bonds or the distribution of this Offering Circular in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the Further Bonds and the Shares deliverable upon conversion of the Further Bonds, and the circulation of documents relating thereto, in certain jurisdictions and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Bonds and distribution of this Offering Circular, see “Subscription and Sale”.

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Group, the Further Bonds or the Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Managers, The Bank of New York Mellon, London Branch as the trustee (the “Trustee”) or the Agents (as defined in “Terms and Conditions of the Bonds”). Neither the delivery of this Offering Circular nor any offering, sale or delivery made in connection with the issue of the Further Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer, the Group or any of them since the date hereof or create any implication that the

i

information contained herein is correct as at any date subsequent to the date hereof. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Managers, the Trustee or the Agents to subscribe for or purchase any of the Further Bonds and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Offering Circular is not intended to invite offers to subscribe for or purchase Shares.

No representation or warranty, express or implied, is made or given by the Managers, the Trustee or the Agents as to the accuracy, completeness or sufficiency of the information contained in this Offering Circular, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise, representation or warranty by the Managers, the Trustee or the Agents. None of the Managers, the Trustee or the Agents has independently verified any of the information contained in this Offering Circular and none of them can give any assurance that this information is accurate, truthful or complete. This Offering Circular is not intended to provide the basis of any credit or other evaluation nor should it be considered as a recommendation by the Issuer, the Managers, the Trustee or the Agents that any recipient of this Offering Circular should purchase the Further Bonds.

Each potential purchaser of the Further Bonds should determine for itself the relevance of the information contained in this Offering Circular and its purchase of the Further Bonds should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

This Offering Circular includes particulars given in compliance with the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (“Hong Kong Listing Rules”) for the purposes of giving information with regard to the Issuer. The Issuer accepts full responsibility for the accuracy of the information contained in this Offering Circular and confirms, having made all reasonable enquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In making an investment decision, investors must rely on their own examination of the Issuer, the Group and the terms of the Offering, including the merits and risks involved. See “Risk Factors” for a discussion of certain factors to be considered in connection with an investment in the Further Bonds. Each person receiving this Offering Circular acknowledges that such person has not relied on any of the Managers, the Trustee or the Agents or any person affiliated with any of the Managers, the Trustee or the Agents in connection with its investigation of the accuracy of such information or its investment decision. To the fullest extent permitted by law, none of the Managers, the Trustee or the Agents accept any responsibility for the contents of this Offering Circular. Each of the Managers, the Trustee and the Agents accordingly disclaims all and any liability whether arising in tort or contract or otherwise which it might otherwise have in respect of this Offering Circular or any such statement. None of the Managers, the Trustee or the Agents undertakes to review the financial condition or affairs of the Issuer or the Group after the date of this Offering Circular nor to advise any investor or potential investor in the Further Bonds of any information coming to the attention of any of the Managers, the Trustee or the Agents. Except as otherwise indicated in this Offering Circular, all non-company specific statistics and data relating to the industry or to the economic development of Hong Kong have been extracted or derived from publicly available information and industry publications.

The information has not been independently verified by the Issuer, the Trustee, the Agents or any of the Managers or by their respective directors and advisers, and none of the Issuer, the Trustee, the Agents, the Managers or their respective directors and advisers make any representation as to the correctness, accuracy or completeness of that information. In addition, third-party information providers may have obtained information from market participants and such information may not have been independently verified.

References to “we”, “us” “our”, the “Issuer” or the “Company” are to Semiconductor Manufacturing International Corporation. References to the “Group” are to the Issuer and its subsidiaries taken as a whole.

Unless otherwise specified or the context requires, references herein to “Hong Kong dollars”, “HK dollars” and “HK$” are to the lawful currency of Hong Kong, references herein to “RMB” and “Renminbi” are to Renminbi, the lawful currency of the People’s Republic of China (the “PRC”) and references herein to “US dollars” and “US$” are to the lawful currency of the United States of America (the “United States” or the “US”).

References to “Latest Practicable Date” are to 16 June 2014.

PRESENTATION OF FINANCIAL INFORMATION AND INCORPORATION BY REFERENCE

The Issuer’s audited consolidated financial statements and the report of independent registered public accounting firm for the year ended 31 December 2013 are incorporated by reference in, and form part of this Offering Circular.

The Issuer’s unaudited results as at and for the three months ended 31 March 2013 and 2014 are contained in the Issuer’s announcement dated 28 April 2014, which is incorporated by reference in, and forms part of this Offering Circular.

Such unaudited condensed consolidated financial results should not be relied upon by investors to provide the same quality of information associated with information that has been subject to an audit. The Managers do not make any representation or warranty, expressed or implied, regarding the sufficiency of such unaudited condensed consolidated interim results for an assessment of, and potential investors must exercise caution when using such data to evaluate, our financial condition, results of operations and results. Such unaudited condensed consolidated interim results should not be taken as an indication of the expected financial condition, results of operations and results for the full financial year ended 31 December 2014.

Certain amounts and percentages included in this Offering Circular have been rounded. Accordingly, in certain instances, the sum of the numbers in a column may not exactly equal the total figure for that column.

The audited consolidated financial statements for the year ended 31 December 2013 and the unaudited condensed consolidated financial statements for the three months ended 31 March, 2014 were prepared in accordance with the International Financial Reporting Standards (“IFRS”).

FORWARD-LOOKING STATEMENTS

Certain statements in this Offering Circular are not historical facts and are forward- looking statements. This Offering Circular may contain words such as “believe”, “could”, “may”, “will”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “should”, “plan”, “expect” and “anticipate” and similar expressions that are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Particularly, statements under the sections “Summary”, “Risk Factors”, “Business” and sections relating to the following matters may include forward-looking statements regarding:

•                         the financial position, business strategy, prospects, capital expenditure and investment plans of the Group; and

•                         the plans and objectives of the Group’s management for its future operations (including development plans and objectives relating to the Group’s operations).

Such statements are subject to various risks and uncertainties, including, but not limited to:

•                         competition in the industry in which the Group operates;

•                         adverse economic conditions that could negatively impact the Group’s business, financial condition and results of operations;

•                         broad market trends and other factors beyond the Group’s control that could harm its business, financial condition and results of operations;

•                         the Group’s ability to obtain adequate financing;

•                         failure to protect the Group’s intellectual property rights;

•                         the risks of increased costs and the uncertainty of technological changes, insufficient systems capacity and systems failures;

•                         changes in laws, regulations and taxation in the highly regulated industry in which the Group operates and, any failure to comply with such legal and regulatory obligations;

•                         any delay or disapproval of new rules, amendments to existing rules or fees that could have an adverse effect on the Group; and

•                         other factors, including those discussed in “Risk Factors”.

Forward-looking statements involve inherent risks and uncertainties. Should one or more of these or other uncertainties or risks materialise, actual results may vary materially from those estimated, anticipated or projected. Specifically, but without limitation, capital costs could increase, projects could be delayed, and anticipated improvements in capacity, performance or profit levels might not be fully realised. Although we believe that the expectations of our management as reflected by such forward-looking statements are reasonable based on information currently available to it, no assurances can be given that such expectations will prove to have been correct. Accordingly, investors are cautioned not to place undue reliance on the forward looking statements and we undertake no obligations to update or revise any of them, whether as a result of new information, future developments or otherwise.

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SUMMARY

The following summary is qualified in its entirety by, and is subject to, the detailed information and the financial statements contained elsewhere in this Offering Circular. As it is a summary, it does not contain all of the information that may be important to investors and terms defined elsewhere in this Offering Circular shall have the same meanings when used in this summary.

Business Overview

We are one of the leading semiconductor foundries in the world and the largest foundry in the PRC by revenue and capacity. We are also the most technologically advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services from 0.35-micron (m) down to 28-nanometer (nm).

We are a pure-play IC foundry that provides wafer fabrication of 8-inch and 12-inch wafers. In addition to our top-of-the-line manufacturing capabilities, we provide customers with complete foundry solutions with a seamless flow of services that include mask services, IP development services, backend design services and turnkey services. With complete foundry solutions, our goal is to help customers to shorten time-to-market in the most cost effective way. Our services are used by integrated device manufacturers (“IDMs”), fabless and system companies, to produce integrated circuits for semiconductor chips used in a broad range of fast growing electronic applications markets.

We were established in 2000 and are headquartered in Shanghai, PRC. In 2004, we were listed on the Hong Kong Stock Exchange and the New York Stock Exchange (“NYSE”). As of 31 December 2013, our substantial shareholders include PRC state-owned enterprises (“SOEs”) such as Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), China Investment Corporation (“CIC”), and Shanghai Industrial Investment (Holdings) Co., Ltd. (“Shanghai Industrial”). We have received equity investment and strategic support from our SOE shareholders, being major players in their respective fields.

Our market capitalisation as of 31 March 2014 was approximately US$2.4 billion. We have market leading manufacturing capacity in the PRC and operate a 12-inch wafer fabrication facility (fab) and an 8-inch mega-fab in Shanghai, a 12-inch mega-fab in Beijing, an 8-inch fab in Tianjin, and an 8-inch fab project under development in Shenzhen. In addition, we have established a joint venture company with SMIC Beijing, Beijing Industrial Developing Investment Management Co., Ltd (“BIDIMC”) and Zhongguancun Development Group (“ZDG”), which is constructing a new 12-inch fab in Beijing. We plan to continue to advance our technology and selectively expand capacity to capture market demand for high-growth, high-margin applications. We have a network of customer service and marketing offices in the United States, Europe, Japan and Taiwan, and a representative office in Hong Kong.

We have a global and diversified customer base that includes some of the world’s leading IDMs, fabless semiconductor and system companies. We have established long term relationships with our international and domestic customers and we have been repeatedly recognised and awarded by our customers for the quality of our services, strategic support and technology contributions.

Given our position as the largest and most technologically advanced foundry in the PRC, we are uniquely positioned to take advantage of the long-term growth of the global and domestic semiconductor markets.

Our Key Strengths

We are the largest and most technologically advanced foundry in the PRC, and we are ranked in the top four pure-play foundries by revenue globally.

As one of the only foundries in the PRC with process capability down to 28-nm process capability, we are at the forefront of the PRC’s foundry business and a beneficiary to the growth of PRC’s semiconductor industry.

We have expanded steadily since our incorporation and established ourselves as one of the leading foundries in the global arena. Our technology, scale, location in China, and capable team enable us to serve our customers to meet their diverse specifications.

We have established long term relationships and have benefited from strong strategic and funding support from PRC SOE shareholders.

We have a history of strategic and funding support from our PRC SOE shareholders. Shanghai Industrial has been our strategic investor since 2001. Datang Telecom joined our shareholder base in 2008 when it agreed to subscribe for US$172 million in ordinary shares and further strengthened its commitment to us by subscribing for a further US$102 million of ordinary shares in 2010. In September 2011, Datang Telecom’s subsidiary, Datang, subscribed for US$58.9 million convertible preferred shares (the “Datang Further Subscription”). In May 2014, Datang subscribed for pre-emptive bonds of US$54.6 million. In June 2011, CIC became our second largest shareholder pursuant to their subscription of US$250 million of convertible preferred shares in June 2011 (the “CIC Subscription”). Also in May 2014, CIC subscribed for pre-emptive bonds of US$32.2 million. As of 31 December 2013, our three substantial SOE shareholders hold a combined 36.27% of our shares.

We are uniquely positioned to leverage our R&D leadership in the PRC to benefit from government support of the semiconductor industry.

We are one of the few semiconductor companies included in the PRC central government’s 12th 5-Year Plan, which among others, proclaims increasing support of and favourable industrial policies for the domestic semiconductor industry. As such, the government recognises our cornerstone role in the development of the domestic semiconductor eco-system and establishing the PRC standard in the domestic semiconductor industry.

In order to encourage development of the semiconductor industry, the PRC central, provincial and local governments have extended various incentives to domestic companies in the industry, including reduced tax rates. In addition, as the market leader in the PRC, we have been able to enjoy continued government support in the form of funding of R&D contracts. We have received government funding of US$145.8 million, US$54.1 million and US$126.1 million and recognized US$26.9 million, US$31.0 million and US$42.6 million as reductions of certain R&D expenses in 2013, 2012 and 2011 for several specific R&D projects respectively.

Apart from receiving the aforementioned government support, we have established a joint venture with BIDIMC — which is wholly owned by the State, and ZDG — which was established by the local Beijing government to develop the science park. The Beijing Joint Venture is expected to build up significant manufacturing capacity with a focus on 45- nanometer and finer technologies and aims to reach a manufacturing capacity of 35,000 wafers per month. The total investment is estimated to be US$3.59 billion. We shall contribute 55% of the registered capital, and ZDG and BIDIMC shall contribute 45% of the registered capital.

We have strong relationships with high quality, fast growing domestic and top tier international customers.

We have a global and diversified customer base that includes some of the leading international and fast growing domestic IDMs, fabless semiconductor and system companies. We have formed partnerships with international global clients and fast growth companies in the PRC which have become our key customers and contribute an increasing share of our revenues.

Our clients have consistently recognised us as a partner of choice and repeatedly rewarded us for the quality of our services, strategic support and technology contributions. In 2011 and 2012, we received various awards recognising our high level of performance and service as well as technological improvements. Several of these awards came from our top ten customers. Through a formation of global alliances with these top tier international customers and the incubation of local clients, we aim to continue to be the preferred foundry source partner in the PRC for international and domestic IDMs and fabless customers. We are gaining momentum in engaging with our key customers on both differentiated and advanced technologies.

With our unique combination of scale, advanced technological capabilities, locality and proximity to domestic clients, we have been able to increase revenue from PRC customers significantly from 33.9% for the twelve months ended 31 December 2012 to 40.4% for the twelve months ended 31 December 2013. Our fabs are strategically located in major cities in the PRC with strong high-tech industries and semiconductor bases, such as Beijing, Shanghai and Tianjin. As a result, we are able to directly access our customers in the same or nearby cities and provide a high level of localised services to address our customers’ demands.

We are a transparent and compliant foundry in the PRC possessing export licences to manufacture the most advanced IC.

We have received the necessary export licences to provide the most advanced IC manufacturing services in the PRC, which includes manufacturing technology down to 20nm and conducting R&D down to 14nm. We were one of the first companies in the PRC and one of the twelve companies to be selected by the United States government as a Validated End-User (“VEU”), which permits us to receive United States controlled items without an export licence, including high-tech equipment and spare parts that are restricted to certain countries such as the PRC. We were also the first PRC foundry among the VEU- qualified companies in the PRC to have been granted the right to purchase controlled export items from the United States without having to apply for permits on a case-by-case basis.

These export licensing approvals allow us to provide superior manufacturing services for customers in both domestic and international markets. As the first PRC foundry recognised by the United States government as a VEU, we have established ourselves as a transparent and compliant foundry in the PRC with the most competitive global platform.

We have a highly experienced management team.

We have employed a highly experienced management team. Our senior management team, consisting of seven individuals, is recognised as a group of highly respected industry veterans. Our Chief Executive Officer, Dr. Tzu-Yin Chiu, is a semiconductor industry veteran with 30 years of experience spanning technology research, business development, operations and corporate management. Prior to joining us, Dr.  Chiu was President and CEO of Hua Hong NEC. He has served in executive positions across the semiconductor industry, including as President and COO of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, our Senior Vice President of Shanghai Operations, and Senior Director of Fab Operations at Taiwan Semiconductor Manufacturing Corporation (TSMC). He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds forty semiconductor technology patents issued in various countries, and has published over thirty technical articles. He is also a board member of Global Semiconductor Alliance.

Our current management team introduced and implemented a solid strategic initiative when they joined in the second half of 2011, and in 2012 we achieved a marked turnaround in operations and financial results and notable momentum in 2013. Under the current management, efficiency, quality and service was enhanced and a focus on sustainable profitability through capacity optimisation, quality service and efficiency, and through technology differentiation by identifying niche products especially those driven by opportunities in the Chinese market.

We expect to continue to capitalise on the rich experience and execution capabilities of the management team for our growth.

THE OFFERING

The following summary contains basic information about the Bonds and is not intended to be complete. It does not contain all the information that is important to you.  For a more complete description of the Bonds, please refer to the section of this Offering Circular entitled “Terms and Conditions of the Bonds.” Phrases used in this summary and not otherwise defined shall have the meaning given to them in the section entitled “Terms and Conditions of the Bonds.”

Issuer	Semiconductor Manufacturing International Corporation.

Issue	US$95 million zero coupon convertible bonds due 2018 (the “Further Bonds”).

The issue of the Further Bonds was authorised by a resolution of the Board of Directors of the Issuer held 17 February 2014.

Pre-emptive Rights

Country Hill Limited (“Country Hill”), a subsidiary of China Investment Corporation, and Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), each have a pre-emptive right to subscribe for a pro rata portion of new securities being issued equivalent to the percentage of the issued share capital of the Issuer owned prior to the issue of such new securities by Country Hill and Datang, respectively (“Pre-emptive Rights”). The Pre- emptive Rights apply to the Further Bonds, and the Bonds issued following the exercise of the Pre-emptive Rights by Datang will be the “Datang Pre-emptive Bonds”.

As Datang is a substantial Shareholder of the Company and thus a connected person, any Datang Pre-emptive Bonds issued to Datang will constitute a connected transaction of the Issuer and will be subject to independent Shareholders’ approval under the Listing Rules. Datang has delivered an irrevocable notice to the Issuer that it will be fully exercising its Pre-emptive Rights to subscribe for further Bonds, up to the number it is entitled to under its agreements with the Issuer. Country Hill has delivered an irrevocable notice to the Issuer that it will not exercise its Pre- emptive Rights to subscribe for further Bonds.

Any further Bonds issued pursuant to the Pre-emptive Rights will be consolidated and form a single series with the Original Bonds and the Further Bonds.

For further details on the Pre-emptive Rights and Datang and Country Hill, see “Substantial Shareholders’ and Directors’ Interests”.

Issue Price	The Further Bonds will be issued at 101.5 per cent. of their principal amount.

Issue Date	24 June 2014.

Maturity Date	7 November 2018.

Redemption at Maturity	Unless previously redeemed, converted or purchased and cancelled, the Issuer will redeem each Bond at its principal amount on the Maturity Date.

Interest

The Bonds do not bear interest unless, upon due presentation thereof, payment of principal or premium (if any) is improperly withheld or refused. In such event, such unpaid amount shall bear interest at the rate of 2.0 per cent. per annum. See “Terms and Conditions — Interest”.

Status of the Bonds

The Bonds constitute direct, unconditional, unsubordinated, and (subject to Condition 4) unsecured obligations of the Issuer and will at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, subject to such exceptions as may be provided by mandatory provisions of applicable legislation and subject to the Terms and Conditions of the Bonds, at all times rank at least equally with all of the Issuer’s other present and future direct, unconditional, unsubordinated, and unsecured obligations.

Rating of the Bonds	The Bonds are not, and are not expected to be, rated by any rating agency.

Conversion Right

The Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place the Bonds are deposited for conversion) on the date falling seven days prior to the Maturity Date (both days inclusive), except as described in the Conditions. If the Bonds are called for redemption by the Issuer prior to the Maturity Date, pursuant to the Conditions, the conversion period will end at the close of business (at the place the Bond is deposited for conversion) on the seventh day (both days inclusive) before the date fixed for redemption.

Conversion Price	The Conversion Price will initially be HK$0.7965 per Share but will be subject to adjustment as described in the Conditions. See “Terms and Conditions of the Bonds — Conversion”.

Negative Pledge

For so long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Principal Subsidiaries will, create or have outstanding any mortgage, charge, lien, pledge or other security interest (other than a security interest arising by operation of law or a Permitted Charge) upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness, or any guarantee or indemnity in respect of any Relevant Indebtedness, unless at the same time or prior thereto according to the Bonds (a) the same security is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity; or (b) such other security as either (x) the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Bondholders or (y) shall be approved by an Extraordinary Resolution of the Bondholders. See “Terms and Conditions of the Bonds — Negative Pledge”.

Redemption for Taxation Reasons

The Issuer may redeem all and not some only of the Bonds, at its option, at any time at their principal amount. However, each Bondholder shall have the right to elect not to have such Bondholder’s Bonds redeemed, whereupon no additional amounts as a result of such changes affecting taxes in the Cayman Islands or Hong Kong will be payable and payment of all amounts shall be made subject to deduction or withholding of the taxation required to be deducted or withheld. See “Terms and Conditions of the Bonds — Redemption, Purchase and Cancellation — Redemption for Taxation Reasons”.

Redemption at the Option of the Issuer

At any time after 7 November 2015 the Issuer may, having given not less than 45 nor more than 60 days’ notice, redeem all and not some only of the Bonds on the Option Redemption Date (as defined in the “Terms and Conditions of the Bonds”) at their principal amount if the Closing Price of a share (translated into US dollars at the Prevailing Rate) for any 20 consecutive Trading Days not more than 10 days prior to the date upon which notice of such redemption is given, was at least 120% of the Conversion Price (translated into US dollars at the Fixed Exchange Rate) then in effect immediately prior to the date upon which notice of such redemption is given.

If at any time the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not some only of such outstanding Bonds at their principal amount. See “Terms and Conditions of the Bonds — Redemption, Purchase and Cancellation — Redemption at the Option of the Issuer”.

Redemption for Delisting or Change of Control

Each Bondholder shall have the right, at such Bondholder’s option, upon the occurrence of a Relevant Event to require the Issuer to redeem all or some only of such Bondholder’s Bonds on the Relevant Event Redemption Date at their principal amount.

A “Relevant Event” occurs:

(i) when the Shares cease to be listed or admitted to trading or suspended for a period equal to or exceeding 45 consecutive Trading Days; or

(ii) when there is a Change of Control (as defined in the Terms and Conditions of the Bonds).

See “Terms and Conditions of the Bonds — Redemption, Purchase and Cancellation — Redemption for Delisting or Change of Control”.

Redemption at the Option of the Bondholders

On 7 November 2016, the Bondholders will have the right to require the Issuer to redeem all or some only of the Bonds of such Bondholder at their principal amount. See “Terms and Conditions of the Bonds — Redemption, Purchase and Cancellation — Redemption at the Option of the Bondholders”.

Form and Denomination of Bonds

The Bonds will be issued in registered form in the denomination of US$200,000 and integral multiples of US$100,000 in excess thereof. The Original Bonds are represented by the Original Global Certificates and the Further Bonds will upon issue be initially represented by the Second Further Global Certificate which will, on the Closing Date, be deposited with and registered in the name of a nominee of a common depositary.

Events of Default

If any of the events set out in “Terms and Conditions of the Bonds — Events of Default” occurs, the Trustee may, and if so requested by Bondholders holding not less than 25 per cent. in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution (as defined in the Trust Deed referred to in the Terms and Conditions of the Bonds) shall, (subject in either case to being indemnified and/or secured and/or pre-funded by the Bondholders to its satisfaction), give notice to the Issuer that the Bonds are, and they shall immediately become, due and payable at their principal amount. See “Terms and Conditions of the Bonds — Events of Default”.

Share Ranking

The Shares issued upon exercise of Conversion Rights will be fully paid and will in all respects rank pari passu with the fully paid Shares in issue on the relevant Registration Date except for any right excluded by mandatory provisions of applicable law and except that such Shares will not rank for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions or payments the record or other due date for the establishment of entitlement for which falls prior to the relevant Registration Date. See “Description of the Shares — Dividends” and “Terms and Conditions of the Bonds — Conversion”.

Further Issues

The Issuer may from time to time without the consent of the Bondholders create and issue further securities either having the same terms and conditions as the Bonds in all respects and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Bonds) or upon such terms as the Issuer may determine at the time of their issue. See “Terms and Conditions of the Bonds — Further Issues”.

Clearance

The Further Bonds will be cleared through the Clearing Systems. The Clearing Systems each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders.

Global Certificate

For as long as the Further Bonds are represented by the Second Further Global Certificate and the Second Further Global Certificate is held by or on behalf of a common depository, payments of principal in respect of the Bonds represented by the Second Further Global Certificate will be made without presentation or, if no further payment falls to be made in respect of the Bonds, against presentation and surrender of the Second Further Global Certificate to or to the order of the Principal Agent for such purpose. The Further Bonds which are represented by the Second Further Global Certificate will be transferable only in accordance with the rules and procedures for the time being of the relevant Clearing System.

Selling Restrictions

There are restrictions on the offer, sale and/or transfer of the Bonds in, among others, the Cayman Islands, Hong Kong, Singapore, the United Kingdom and the United States. For a description of the selling restrictions on offers, sales and deliveries of the Bonds, see “Subscription and Sale”.

Listing

Approval in-principle has been received for the listing and quotation of the Further Bonds on the SGX-ST. Approval in- principle granted by the SGX-ST for the listing and quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Issuer or any other subsidiary or associated company of the Issuer, the Bonds or the Shares. The Bonds will be traded on the SGX-ST in a minimum board lot size of US$200,000 for so long as any of the Bonds remains listed on the SGX-ST.

The Issuer has received in-principle approvals for listing of the Shares issuable upon conversion of the Further Bonds on the Hong Kong Stock Exchange and the Issuer has undertaken to apply to have the Shares, issuable upon conversion of the Further Bonds, approved for listing on the Hong Kong Stock Exchange and any Alternative Stock Exchange (as defined in the Conditions) on which its Shares are listed from time to time.

Trustee	The Bank of New York Mellon, London Branch.

Principal Agent	The Bank of New York Mellon, London Branch.

Registrar	The Bank of New York Mellon (Luxembourg) S.A..

Governing Law	The Bonds and any non-contractual obligations arising out of or in connection with the Bonds will be governed by, and construed in accordance with, the laws of England.

Use of Proceeds	For a description of the use of proceeds of this offering, see “Use of Proceeds”.

Lock-up

The Issuer has agreed to not (a) issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options entitling persons to any interest in any Shares or securities of the same class as the Bonds or the Shares or any securities convertible into securities of the same class as the Bonds or the Shares, (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares, or (c) announce or otherwise make public an intention to do any of the foregoing subject to certain specific exceptions, without the prior written consent of the Managers during the 90 days from the date of the Subscription Agreement (as defined in “Subscription and Sale”) except for in the circumstances provided in “Subscription and Sale”.

Datang and Country Hill have both entered into a shareholder lock-up undertaking on similar terms as the Issuer.

ISIN	For the Bonds (including the Further Bonds): XS0987076899.

Common Code	For the Bonds (including the Further Bonds): 098707689.

SUMMARY FINANCIAL INFORMATION

The following tables set forth the summary consolidated financials of the Issuer as at and for the periods indicated.

The selected financial information presented below as at and for the years ended 31 December 2011, 2012, and 2013 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s published audited consolidated financial statements for the year ended 31 December 2013, which have been audited by Deloitte Touche Tohmatsu, and incorporated by reference in this Offering Circular.

The selected financial information presented below as at and for the three months ended 31 March 2013 and 2014 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s unaudited condensed consolidated financial statements (as set out in the Issuer’s announcement published with the Stock Exchange on 28 April 2014) which have been incorporated by reference in this Offering Circular.

Results for quarterly periods are not indicative of results for the full year. The information set out below should be read in conjunction with the relevant consolidated financial statements of the Issuer, including the notes thereto, which are incorporated by reference in this Offering Circular.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

				For the three months
				ended 31 March
	For the year ended 31 December			(unaudited)
	2011	2012	2013	2013	2014
	(in US$ thousands, except for earnings per share)
Revenue	1,319,466	1,701,598	2,068,964	501,609	451,083
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)	(403,321)	(354,965)
Gross profit	101,941	348,763	438,436	98,288	96,118
Research and development expenses	(191,473)	(193,569)	(145,314)	(24,758)	(36,653)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)	(8,254)	(9,708)
General and administration expenses	(57,435)	(107,313)	(138,167)	(34,203)	(23,193)
Other operating income (expense)	(11,190)	19,117	67,870	20,248	3,021
Profit (loss) from operations	(190,716)	35,513	187,087	51,321	29,585
Interest income	4,724	5,390	5,888	1,352	1,838
Finance costs	(21,903)	(39,460)	(34,392)	(10,850)	(4,630)
Foreign exchange gains or losses	17,589	3,895	13,726	2,145	(12,594)
Other gains or losses	6,709	6,398	4,010	(1,366)	5,312
Share of profits of associates	4,479	1,703	2,278	446	885
Profit (loss) before tax	(179,118)	13,439	178,597	43,048	20,396
Income tax benefit (expense)	(82,503)	9,102	(4,130)	(2,536)	(1,454)
Profit (loss) for the year from continuing operations	(261,621)	22,541	174,467	40,512	18,942
Discontinued operations
Profit for the year from discontinued operations	14,741	—	—	—	—
Profit (loss) for the year	(246,880)	22,541	174,467	40,512	18,942
Other comprehensive income

Exchange differences on translating foreign operations	4,938	70	73	43	(1,095)
Total comprehensive income (expense) for the year	(241,942)	22,611	175,198	40,555	17,847
Profit (loss) for the year attributable to:
Owners of the Company	(246,817)	22,771	173,177	40,604	20,261
Non-controlling interests	(63)	(230)	1,290	(92)	(1,319)
	(246,880)	22,541	174,467	40,512	18,942
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	(241,879)	22,841	173,908	40,647	19,166
Non-controlling interests	(63)	(230)	1,290	(92)	(1,319)
	(241,942)	22,611	175,198	40,555	17,847
Earnings (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00
From continuing operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				As of
				31 March
	As of 31 December			2014
	2011	2012	2013	(unaudited)
	(in US$ thousands)
Property, plant and equipment	2,516,578	2,385,435	2,528,834	2,500,845
Prepaid land use rights	77,231	73,962	136,725	137,296
Total non-current assets	2,866,416	2,803,173	2,960,151	2,928,553
Inventories	207,308	295,728	286,251	294,375
Prepaid operating expense	52,805	46,986	43,945	43,181
Trade and other receivables	200,905	328,211	379,361	361,536
Other financial assets	1,973	18,730	240,311	178,383
Restricted cash	136,907	217,603	147,625	120,338
Cash and bank balances	261,615	358,490	462,483	437,575
Assets classified as held-for-sale	—	4,239	3,265	2,361
Total current assets	861,513	1,269,987	1,563,241	1,437,749
Total assets	3,727,929	4,073,160	4,523,392	4,366,302
Total non-current liabilities	230,607	688,622	991,673	895,241
Total current liabilities	1,251,324	1,108,086	938,537	853,363
Total liabilities	1,481,931	1,796,708	1,930,210	1,748,604
Non-controlling interest	1,182	952	109,410	108,336
Total equity	2,245,998	2,276,452	2,593,182	2,617,698

CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the three months
				ended 31 March
	For the Year Ended 31 December			(unaudited)
	2011	2012	2013	2013	2014
	(in US$ thousands)
Profit (loss) for the year	(246,880)	22,541	174,467	40,512	18,942
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	551,857	566,899	546,910	135,752	136,871
Net cash from operating activities	379,368	435,166	738,016	154,638	169,378
Payments for property, plant and equipment	(931,574)	(400,291)	(650,160)	(123,132)	(118,563)
Net cash used in investing activities	(903,641)	(522,277)	(807,467)	(82,628)	(24,912)
Net cash from (used in) financing activities	268,855	184,101	173,458	(137,503)	(168,382)
Net increase (decrease) in cash and bank balances	(255,418)	96,990	104,007	(65,558)	(24,908)

TECHNICAL GLOSSARY

This glossary contains certain definitions of technical terms used in this Offering Circular as they relate to us. Some of these definitions may not correspond to standard industry definitions.

CCD	A charge coupled device for the movement of electrical charge.

CDMA	Code division multiple access, a channel access method used by various radio communication technologies.

Clean room

Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS

Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CMOS Image Sensors

Sensors that are used in a wide range of camera-related systems, such as digital still cameras, digital video cameras, handset cameras, personal computer cameras and surveillance cameras, which integrate image-capturing capabilities onto a chip.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmemed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

Fab or Fabs	Semiconductor fabrication plant(s).

Fabless	A semiconductor design company that outsources fabrication and does not have its own fabs.

Fill factor	The percentage of LCOS metal surface area used for light reflection as compared to the total surface area. The higher the fill factor, the more light will be reflected from a given surface area.

Flash memory

A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

IDM or IDMs	Integrated Device Manufacturer(s).

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminium, doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

I/O	Inputs/Outputs.

LCOS	Liquid Crystal On Silicon. A type of micro-display technology.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Mask

A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

Mask ROM	A type of non-volatile memory that is programmed during fabrication (mask-defined) and the data can be read but not erased.

Memory	A device that can store information for later retrieval.

Micro-display

A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro- display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60-inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

nm	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmemable memory used for programme and data storage, usually used in applications that require only a one- time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

Pure-play foundry	A company that focuses on producing IC for other companies.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor

An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

SRAM

Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and programme instructions. Unlike the more common DRAM, it does not need to be refreshed.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

RISK FACTORS

Prior to making any investment decision, prospective investors should consider carefully all of the information contained in this Offering Circular, including the risks and uncertainties described below. The business, financial condition or results of operations of the Group could be adversely affected by any of these risks. We believe that the following factors may affect its ability to fulfill its obligations under the Bonds. Additional considerations and uncertainties not presently known to us or which the Group currently deems immaterial may also have an adverse effect on an investment in the Bonds. All of these factors are contingencies, which may or may not occur and we are not in a position to express a view on the likelihood of any such contingency occurring.

Factors which we believe may be material for the purpose of assessing the market risks associated with the Bonds are described below. We believe that the factors described below represent the principal risks inherent in investing in the Bonds, but our inability to repay principal, pay interest (if any) or other amounts or fulfill other obligations on or in connection with the Bonds may occur for other reasons and we do not represent that the statements below regarding the risks of holding the Bonds are exhaustive.

Risk Factors Related to Our Financial Condition and Business

We may not be able to achieve or maintain a level of profitability, primarily due to the possibility of increasing fixed costs and market competition reflected in price erosion in the average selling prices of our products.

Our profit totaled US$174.5 million in 2013 and US$22.5 million in 2012. However, with the offsetting impact of such profits, we still have net accumulated losses of US$1,693.9 million as of the end of 2013. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of achieving or maintaining profitability. Currently, the planned capital expenditure in 2014 for foundry operations is approximately US$1 billion as disclosed in our 2014 first quarter earnings release, which is an increase from US$880 million disclosed in our 2013 Form 20-F (our annual report filed with the SEC on April 14, 2014). The increase is primarily a result of the acquisition of used equipment for our Shenzhen 8-inch fab. Out of the total capital expenditures of approximately US$1 billion, around US$570 million is for our new entity in Beijing, Semiconductor Manufacturing North China (Beijing) Corporation, or SMNC, which is 55% funded by us and 45% funded by the other shareholders of the entity. In addition, we have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program.

In addition, we are competing in the same technology environment as a number of other foundries and our competitors who operate these foundries often use price as a means of securing business, resulting in erosion of the average selling price of our product portfolio, which adversely affects our ability to achieve or maintain profitability.

The cyclical nature of the semiconductor industry and periodic overcapacity make our business and operating results particularly vulnerable to economic downturns, such as a global economic crisis.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterized by fluctuations in end-user demand, reduced demand for integrated circuits, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively during periods of increased demand in order to have the capacity needed to meet such increased demand or expected demand in the future. If actual demand is not sustained, does not increase or declines, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry-wide capacity exceeds demand.

During periods when industry-wide capacity exceeds demand, our operations are subject to more intense competition, and our results of operations are likely to suffer because of the resulting pricing pressure and capacity underutilization. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from achieving or maintaining profitability. We expect that industry cyclicality will continue.

In addition, an erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations could have an adverse effect on our results of operations.

Adverse economic conditions could cause our expenses to vary materially from our expectations. The failure of financial institutions could negatively impact our treasury operations, as the financial condition of such parties may deteriorate rapidly and without notice in times of market volatility and disruption. Other income and expense could vary materially from expectations depending on changes in interest rates, borrowing costs and currency exchange rates. Economic downturns may also lead to restructuring actions and associated expenses.

If we cannot take appropriate or effective actions in a timely manner during any economic downturns, such as reducing our costs to sufficiently offset declines in demand for our services, our business and operating results may be adversely affected. A prolonged period of economic decline could have a material adverse effect on our results of operations. Economic uncertainty also makes it difficult for us to make accurate forecasts of revenue, gross margin and expenses.

Furthermore, a slowdown in the growth in demand for, or the continued reduction in selling prices of, devices that use semiconductors may decrease the demand for our products and reduce our profit margins.

Our results of operations may fluctuate from year to year, making it difficult to predict our future performance which may be below our expectations or those of the public market analysts and investors in these periods.

Our sales, expenses, and results of operations may fluctuate significantly from year to year due to a number of factors, many of which are outside our control. Our business and operations are subject to a number of factors, including:

•                         our customers’  sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•                         the loss of one or more key customers or the significant reduction or postponement of orders from such customers;

•                         timing of new technology development and the qualification of this technology by our customers;

•                         timing of our expansion and development of our facilities;

•                         our ability to obtain equipment and raw materials; and

•                         our ability to obtain financing in a timely manner.

Due to the factors noted above and other risks discussed in this section, year-to-year comparisons cannot be relied upon to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business and operating results. In addition, our operating results may be below the expectations of public market analysts and investors in some future periods.

Demand instability for foundry services may result in a lower rate of return on investments than previously anticipated and our business and operating results may be adversely affected.

The demand for foundry services by IDMs, fabless semiconductor companies and systems companies has been increasing. We have made significant investments in anticipation of the continuation of this trend and, as such, any reversal of this trend will likely result in a lower rate of return on our investments. During an industry slowdown, IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies in order to maintain their equipment’s utilization rates.  As a result, our business and operating results could be adversely affected.

If we are unable to maintain high capacity utilization, optimize the technology and product mix of our services or improve our yields, our margins may substantially decline, thereby adversely affecting our operating results.

Our ability to achieve and maintain profitability depends, in part, on our ability to:

•                         maintain high capacity utilization, which is the actual number of wafers we produce in relation to our capacity;

•                         optimize our technology and product mix, which is the relative number of wafers fabricated utilizing higher margin technologies as compared to commodity and lower margin technologies; and

•                         continuously maintain and improve our yield, which is the percentage of usable fabricated devices on a wafer.

Our capacity utilization affects our operating results because a large percentage of our costs are fixed. Our technology and product mix has a direct impact upon our average selling prices and overall margins. Our yields directly affect our ability to attract and retain customers, as well as the price of our products. If we are unable to maintain high capacity utilization, optimize the technology and product mix of our wafer production and continuously improve our yields, our margins may substantially decline, thereby adversely affecting our operating results.

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our success depends on the continued service of our key management team members, and in particular, Mr. Zhang Wenyi, Chairman of our board of directors and Executive Director as well as Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director. We do not carry full key person insurance. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations. As a result, our operations and the growth of our business could be seriously harmed.

We will require an increased number of experienced executives, engineers and other skilled employees in the future to implement our growth plans. In addition, we expect demand for skilled and experienced personnel in China to increase in the future as new wafer fabrication facilities and other similar high technology businesses are established there. There is intense competition for the services of these personnel in the semiconductor industry. If we are unable to retain our existing personnel or attract, assimilate and retain new experienced personnel in the future, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our cost of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily.  If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which could have an adverse effect on our business and results of operations.

Our sales cycles can be long, which could adversely affect our short-term operating results and cause our long-term income stream to be unpredictable.

Our sales cycles, which is measured as the time between our first contact with a particular customer and the first shipment of product orders to such customer, vary substantially and can last as long as one year or more, particularly for new technologies. Sales cycles to IDM customers typically take relatively longer since they usually require our engineers to become familiar with the customer’s proprietary technology before production can commence. In addition, even after we make the initial product shipments, it may take the customer several more months to reach full production of that product using our foundry services. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. Orders ultimately received may not be in accordance with our expectations and cause our long-term income stream to be unpredictable.

If we do not consistently anticipate trends in technology development, we will not be able to maintain or increase our business and operating margins.

The semiconductor industry is developing rapidly and the related technologies are constantly evolving. We must be able to anticipate the trends in technology development and rapidly develop and implement new and innovative technologies that our customers require to produce sufficiently advanced products at competitive prices and within the time window of market opportunities. To do this, we must make long- term investments, develop or obtain appropriate intellectual property and commit significant resources based on forecasts. If there is large variation between our forecasts and the actual outcome, our long- term investments will not yield satisfactory results and our business and operations will be adversely affected.

Further, as the life cycle for a process technology matures, the average selling price falls. Accordingly, unless we continually upgrade our capability to manufacture new products that our customers design, our customers may use the services of our competitors instead of ours. This can result in the average selling prices of our wafers falling, which could adversely affect our business and operating margins.

Our sales are dependent upon a small number of customers and any decrease in sales to any of them could adversely affect our results of operations.

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended 31 December 2012 and 2013, our five largest customers accounted for 56.1% and 52.3% of our total sales, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

We maintain a certain level of indebtedness which may adversely affect our financial health and our operating results.

We have incurred and may continue to incur, indebtedness to finance our developments and working capital which may adversely affect our financial health and our operating results. As of 31 December 2013, we had a total indebtedness of approximately US$1.17 billion.

Our indebtedness may increase our exposure to a number of risks associated with debt financing, including but not limited to the following:

•                         we will be required to dedicate a portion of our cash flow towards repayment of our existing debt and interest, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate requirements;

•                         our ability to obtain additional financing in the future on favourable terms may be impaired;

•                         our ability to take advantage of significant new business opportunities may be limited;

•                         it will be more difficult for us to satisfy our payment obligations if market or operational conditions deteriorate;  and

•                         there could be an adverse effect on our business, financial condition and results of operations if we are unable to service our indebtedness.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2013, our capital expenditures totaled approximately US$770 million and we currently expect our capital expenditures for foundry operations in 2014, which are subject to adjustment based on market conditions, to increase to approximately US$1 billion disclosed in our 2014 first quarter earnings release from US$880 million disclosed in our 2013 Form 20-F (our annual report filed with the SEC on April 14, 2014), of which the increase is for the acquisition of used equipment for our Shenzhen 8-inch fab. Out of the total capital expenditures of approximately US$1 billion, around US$570 million will be used to expand SMNC, our new Beijing majority owned subsidiary. We also have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditure requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:

•                         our future financial condition, results of operations and cash flows;

•                         general market conditions for financing activities of semiconductor companies;

•                         our future stock price; and

•                         our future credit rating.

External financing may not be available in a timely manner, on acceptable terms, or at all. Since our capacity expansion is a key component of our overall business strategy, any failure to raise adequate funds could adversely affect our business and operating results.

Expansion of our production sites is subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.

We plan to increase our production capacity through expansion of existing production sites and construction or acquisition of new sites in connection with joint ventures we may establish such as SMNC, our new entity in Beijing. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

•                         shortages and late delivery of building materials and facility equipment;

•                         delays in the delivery, installation, commissioning and qualification of our manufacturing equipment;

•                         delays in securing financing for the expansion projects;

•                         disagreements with partners involved in the expansion projects;

•                         seasonal factors, such as extended periods of adverse weather that limit construction;

•                         labor disputes;

•                         design or construction changes with respect to building spaces or equipment layout;

•                         delays in securing necessary government approvals or land use rights; and

•                         changes in technology, capacity, or other changes in our plans for new fabs necessitated by changes in market conditions.

As a result, our projections relating to capacity, process technology capabilities, or technology developments may significantly differ from actual capacity, process technology capabilities, or technology developments.

Delays in the construction and equipping or expansion of any of our fabs could result in the loss or delayed receipt of earnings, an increase in financing costs, or the failure to meet profit and earnings projections, any of which could adversely affect our business and operating results.

If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.

The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, United Microelectronics Corporation, or UMC, and Global Foundries, as well as the foundry services offered by some IDMs, such as Samsung Electronics. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in China, and UMC has established a relationship with a fab in commercial production in China. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

In addition, various other factors such as import and export controls, foreign exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments affect our ability to compete successfully. If we cannot compete successfully in our industry or are unable to maintain our position as a leading foundry in China, our results of operations and financial condition will be adversely affected.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for our business and therefore may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition and results of operations.

The semiconductor industry is capital-intensive and requires investment in advanced equipment that is available from a limited number of manufacturers. The market for equipment used in semiconductor foundries is characterized, from time to time, by significant demand, limited supply and long delivery cycles. Our business plan depends upon our ability to obtain our required equipment in a timely manner and at acceptable prices. Therefore, we invest in advanced equipment based on advance forecasts of demand. During times of significant demand for the types of equipment we use, lead times for delivery can be as long as one year. Shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition, and results of operations.

We expect to have an ongoing need to obtain licenses for the proprietary technology of others, which subjects us to the payment of license fees and potential delays in the development and marketing of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of 31 December 2013, we had been granted 3,719 patents worldwide, of which, 60 were in Taiwan, 318 were in the U.S., 3,328 were in China and 13 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry partly due to our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

There is frequent intellectual property litigation in our industry, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters. In some cases, a company attempts to avoid or settle litigation on favorable terms if it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a favorable bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be prohibited from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products.

If we are unable to maintain relationships with certain technology partners or are unable to enter into new technology alliances on a timely basis, we may not be able to continue providing our customers with leading edge process technology, which could adversely affect our competitive position and operating results.

Enhancing our process technologies is critical to our ability to provide high quality services for our customers. One way we are using to enhance our process technologies is forming technology alliances with other companies and leveraging our appropriate technology partners to advance our portfolio of process technologies to lower development risk and development cycle. We currently have joint technology development arrangements and technology sharing arrangements with several companies and research institutes. If we are unable to continue our technology alliances with these entities or maintain mutually beneficial terms on our other joint development arrangements, research and development alliances and other similar agreements or enter into new technology alliances with other leading developers of semiconductor technology, we may not be able to continue providing our customers with leading edge process technology on time, which could adversely affect our competitive position and operating results.

The loan agreements entered into by members of the Group contain certain restrictions that limit our flexibility in operating our business.

The terms of certain of the existing loan agreements entered into by members of the Group contain, and certain future indebtedness of the Group would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on the Group, including restrictions on the ability of members of the Group to, among other things:

•                         pay dividends;

•                         repay outstanding shareholder loans and provide loans to subsidiaries; and

•                         consolidate, merge, sell or otherwise dispose of any of our assets under certain conditions.

In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants. The Group’s ability to meet such financial ratios and other covenants can be affected by various events, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the terms and conditions of the loan agreement.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, the global economic crisis, or political, geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted.  These uncertainties could make it difficult for our customers and us to accurately plan future business activities. For example, we purchase raw materials and other services from numerous suppliers, and, even if our facilities were not directly affected by such events, we could be affected by interruptions at such suppliers. Such suppliers may be less likely to be able to quickly recover from such events and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. We cannot assure you that we will have insurance to adequately compensate us for any of these events. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses and interruptions caused by terrorist acts or acts of war. Therefore, any of these events or circumstances could adversely affect our business and operating results.

The recurrence of an outbreak of the H7N9 and H5N1 strain of flu (Avian Flu), the H1N1 strain of flu (Swine Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other similar epidemic could, directly or indirectly, adversely affect our operating results.

Concerns about the spread of the H7N9 strain of flu (Avian Flu) in China and outbreaks of the H1N1 virus (Swine Flu) in North America, Europe and Asia in the past have caused governments to take measures to prevent spread of the virus. The spread of epidemics could negatively affect the economy. For example, past occurrences of epidemics such as SARS have caused different degrees of damage to the national and local economies in China. If any of our employees are identified as a possible source of spreading Swine Flu, Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting our operations. A recurrence of an outbreak of Swine Flu, SARS, Avian Flu or other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities which could in turn adversely affect our results of operations.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment, demand a high degree of precision and may have to be modified to improve yields and product performance. Dust and other impurities, difficulties in the fabrication process or defects with respect to the equipment or facilities used can lower yields, because quality control problems interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. As a result, we may experience production difficulties, which could significantly increase our costs and delay product shipments to our customers. And for those products cannot meet the quality requirement, we may suffer additional compensation loss, besides the production cost.

We may have difficulty in ramping up production, which could cause delays in product deliveries and loss of customers and otherwise adversely affect our business and operating results.

We may experience difficulty in ramping up production at new or existing facilities, such as our Shanghai and Beijing 12” fab in which we expect to add a significant amount of new equipment. This could be due to a variety of factors, including hiring and training new personnel, implementing new fabrication processes, recalibrating and re-qualifying existing processes and the inability to achieve required yield levels.

In the future, we may face construction delays or interruptions, infrastructure failure, or delays in upgrading or expanding existing facilities or changing our process technologies, which may adversely affect our ability to ramp up production in accordance with our plans. Our failure to ramp up our production on a timely basis could cause delays in product deliveries, which may result in the loss of customers and sales. It could also prevent us from recouping our investments in a timely manner or at all, and otherwise adversely affect our business and operating results.

If we are unable to obtain raw materials, spare parts and outsourcing services in a timely manner, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers, almost all of which are sourced from outside China. We currently purchase approximately 73.41% of our overall raw wafer requirements from our top three raw wafer suppliers.  In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead times for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

We outsource certain wafer manufacturing, assembly and testing services to third parties. Any delay or interruption in the provision of supplies and/or services could result in our inability to meet customer demand or fulfill contract terms, damage our reputation and customer relationships and adversely affect our business.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and operating results.

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these resources will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fab in Tianjin and our Beijing mega-fab are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and deterioration in yield.

We are subject to the risk of damage due to fires or explosions because the materials we use in our manufacturing processes are highly flammable. Such damage could temporarily reduce our manufacturing capacity, thereby adversely affecting our business and operating results.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosions and fires. The risk of explosion and fire associated with these materials cannot be completely eliminated. Our comprehensive fire insurance and insurance for the loss of property and the loss of profit resulting from business interruption, may not be sufficient to cover all of our potential losses due to an explosion or fire. If any of our fabs were to be damaged or cease operations as a result of an explosion or fire, it could temporarily reduce our manufacturing capacity, which could adversely affect our business and operating results.

Our Beijing mega-fab is located in an area that is susceptible to seasonal dust storms, which could create impurities in the production process at these facilities and require us to spend additional capital to further insulate these fabs from dust, thereby affecting our business, financial condition and operating results.

The location of our fabs in Beijing makes them susceptible to seasonal dust storms, which could cause dust particles to enter the buildings and affect the production process. Although we are constructing precautionary filtration systems, these may not adequately insulate the fabs against dust contamination. If dust were to affect production in the Beijing fabs, we could experience quality control problems, losses of products in process and delays in shipping products to our customers. In addition, we may have to spend additional capital to further insulate the Beijing fabs from dust if our current precautionary measures are insufficient. The occurrence of any of these events could adversely affect our business, financial condition and operating results.

Any new regulations or customer requirements related to climate change or environmental protection could negatively impact our operating results.

There is global concern that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns, including natural disasters. Such climate change creates risks, such as the physical risks of increased sea levels or extreme weather events, and the financial risks of causing adverse effects on our operations, financial condition, supply chain, increased manufacturing costs, or reduced demand for products believed to contribute to climate change.

We may become subject to legislation, regulation, or treaty obligations designed to address global climate change, Chinese air quality, and other environmental concerns. Compliance with any new rules could be difficult and costly, causing us to incur additional energy and environmental costs, as well as costs for defending and resolving legal claims.

Furthermore, continued serious air pollution in Chinese cities where we operate could pose long-term health risks to our employees and make recruiting and retaining employees more difficult. For example, in December 2013 Shanghai air pollution index reached “severe” level which is the worst in a six-tier national rating system.

Risks related to New Investment Fund

Our performance may be affected by the performance of our new investment fund and we may incur losses as a result of ineffective investment strategy and poor risk management.

On 27 February 2014, our wholly owned subsidiary, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIS, established a wholly-owned investment fund in Shanghai which is called China IC Capital Co., Ltd, or the Fund. The Fund has an initial capital of RMB500 million, all funded by SMIS. With an operating period of 15 years from the date of the issuance of its business license, the Fund will be operated and managed by an equity investment management company named China Fortune-Tech Capital Co., Ltd, or China Fortune-Tech, and established by SMIS and an independent third party on 27 February 2014.

The Fund will invest primarily in the integrated circuits industry but will also invest in other strategic emerging industries such as energy saving and environmental protection, information technology and new energy as well as some other traditional industries. While we generally expect China’s integrated circuits industry to develop rapidly in the next decade and we believe that the other industries we will invest in also have a promising prospect of development, uncertainties due to the slow recovery of the world economy, the global market demand and consumption behaviors may lead to weak market demand in the industries in which we may choose to invest.

As a result, there is no assurance that our investment will be successful. We may incur losses in our investments through the Fund and our overall performance may be adversely affected by such failure in the Fund’s investment activities.

Risks Related to Conducting Operations in the PRC

Our business is subject to extensive government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and operating results.

The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage the development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time, which would adversely affect our business and operating results.

Because our business is highly dependent on growth in the electronics manufacturing supply chain in China, any slowdown in this growth could adversely affect our business and operating results.

Our business is highly dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for devices that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a serious adverse effect on our business. In addition, our business plan assumes that an increasing number of non- Chinese IDMs, fabless semiconductor companies and systems companies will establish operations in China. Any decline in the rate of migration to China of semiconductor design companies or companies that require semiconductors as components for their products could adversely affect our business and operating results.

Limits placed on exports into China could harm our business and operating results.

The growth of our business depends on the ability of our suppliers to export and our ability to import, into China, equipment, materials, spare parts, process know-how and other technologies and hardware. Any burdensome new restrictions placed on the import and export of these items could adversely impact our growth and substantially harm our business. In particular, the international export control regime led by the United States requires our suppliers and us to obtain licenses to export and import, as applicable, certain of the above items. If we or our suppliers are unable to obtain such licenses in a timely manner, our business and operating results could be adversely affected.

Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On 21 July 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1 : 8.27 to 1 : 8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.0969 on 31 December 2013 compared with 6.2855 on 31 December 2012 by the PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2013 was approximately 3.09%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be temporarily devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse effect on our business and operating results.

In the past, financial markets in many Asian countries have experienced severe volatility and, as a result, some Asian currencies have experienced significant devaluation from time to time. The devaluation of some Asian currencies may have the effect of rendering exports from China more expensive and less competitive and therefore place pressure on China’s government to devalue the Renminbi. An appreciation in the value of the Renminbi could have a similar effect. Any devaluation of the Renminbi could result in an increase in volatility of Asian currency and capital markets. Future volatility of Asian financial markets could have an adverse impact on our ability to expand our product sales into Asian markets outside of China.

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended 31 December 2013, approximately 19.3% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

China’s legal system embodies uncertainties that could adversely affect our business and operating results.

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop a legal system, China’s system of laws has not been fully implemented. Even where adequate laws exist, enforcement of existing laws or contracts based on such laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment of another jurisdiction. The relative inexperience of China’s judiciary system in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be effected by government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local Chinese government agencies. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to timely secure the requisite governmental approval for our activities, which would adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, and Semiconductor Manufacturing International (Tianjin) Corporation, or SMIC Tianjin. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with IFRS. As a result, we may not have sufficient distributions  from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Distributions by our Chinese subsidiaries to us may be subject to governmental approval and taxation. Any transfer of funds from us to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to one another. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from us to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

Risks Relating to the PRC

Certain facts and statistics in this Offering Circular relating to the PRC economy and the semiconductor industry in the PRC derived from published information may contain inaccuracies.

Some of the facts and statistics in this Offering Circular relating to the PRC, the global and PRC economy and semiconductor industry and related industry sectors are derived from various publications and obtained in communications with various agencies that we believe to be reliable. However, we cannot guarantee the quality or reliability of certain source materials. Such facts and statistics have not been independently verified by us or the Managers, and, therefore, neither we nor the Managers make any representation as to the accuracy of such facts and statistics, which may not be consistent with other information compiled within or outside the PRC.

Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics in this Offering Circular relating to the PRC economy and the semiconductor industry and related industry sectors may contain inaccuracies. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such facts or statistics.

Changes in the economic and political policies of the PRC government could have an adverse effect on overall economic growth in China, which may adversely affect the business of the Group.

The Group conducts most of its business operations in the PRC. Accordingly, its financial condition, results of operations and prospects depend to a significant extent on economic developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including:

•                         extent of government involvement;

•                         level of development;

•                         growth rate;

•                         economic and political structure;

•                         control of foreign exchange;

•                         allocation of resources; and

•                         regulation of capital reinvestment.

While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among the various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on the Group’s operations. For example, the Group’s financial condition and operating results may be adversely affected by the PRC government’s control over capital investments or any changes in tax regulations or foreign exchange controls that are applicable to it.

The PRC economy has been transitioning from a planned economy to a more market- orientated economy. Although in recent years the PRC government has implemented measures emphasising the utilisation of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating the development of industries in the PRC by imposing top-down policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. There is no assurance that prospective changes in the PRC’s political, economic and social conditions, laws, regulations and policies will not have a material adverse effect on the Group’s existing or future business, results of operations or financial condition.

Lower domestic demand in the PRC could adversely affect the financial condition of the Group

The Group relies primarily on domestic demand to achieve growth in its revenue. Such demand is materially affected by industrial development, the growth of private consumption and the overall economic growth in China as well as policy support for its target industries and for its financial services. Any deterioration of these industries in China resulting from a global economic downturn or the Chinese government’s macroeconomic measures affecting these industries may have a material adverse impact on its financial performance and prospects. Furthermore, any deterioration in the financial condition of its customers in these industries or any industry-specific difficulties encountered by these customers could affect its business, thereby materially and adversely affecting its business, financial condition, results of operations and prospects.

Furthermore, the global crisis in financial services and credit markets in 2008 caused a slowdown in the growth of the global economy with a corresponding impact on the Chinese economy. While the rate of deterioration of the global economy slowed in the second half of 2009, with some signs of stabilisation and improvement in 2010 and the first half of 2011, macroeconomic events in 2011 such as the tightening of monetary policy by the PRC and other governments and the sovereign debt crisis in Europe may have an adverse effect on the global and the PRC economies resulting in continuing uncertainty for the overall prospects for the global economies in 2012 and beyond. Any slowdown or recession in the Chinese economy may affect the Group’s ability to secure new leases and contracts and its ability to obtain sufficient financing, which may in turn have a material adverse effect on its business, results of operations, financial condition and prospects.

Changes to the PRC tax regime could increase the tax liability of the Group

Our PRC subsidiaries, jointly controlled entities and associates are entitled to certain exemption and reliefs from PRC income tax for a number of years. No assurance can be given that the tax benefits provided to these joint ventures, subsidiaries, jointly owned entities and associates will remain effective or will not change. If the tax advantages offered are abolished or materially reduced, the tax liability of the Group in the PRC would be increased accordingly.

On 6 December 2007, the State Council adopted the Implementing Rules of PRC EIT Law, effective as of 1 January 2008, which defines the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control of the business operations, employees, accounts and assets of enterprises”. Under the PRC EIT Law, an enterprise outside of the PRC whose “de facto management bodies” are located in the PRC is considered a “resident enterprise” and will be subject to a uniform 25% enterprise income tax rate on its global income. In April 2009, the State Administration of Taxation further specified criteria for the determination of the “de facto management bodies” for foreign enterprises, which are controlled by PRC enterprises. If all of these criteria are met, the relevant foreign enterprise controlled by a PRC enterprise will be deemed to have its “de facto management bodies” located in the PRC and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in the PRC, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organisations or personnel in the PRC, (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC.

We are not currently treated as a PRC resident enterprise by the relevant tax authorities. There is no assurance that it will not be considered a “resident enterprise” under the PRC EIT Law and not be subject to the enterprise income tax rate of 25% on its global income in the future.

Loans and direct investments in PRC Subsidiaries

Under PRC law, any capital contributions and loans made by us (as a foreign shareholder) to our PRC-incorporated subsidiaries are subject to the relevant PRC regulatory regime. In terms of a foreign shareholder’s loan, the loan made by us to our PRC subsidiaries must be registered with SAFE or any government bureau or agency to which it has delegated this authority. Otherwise, the loans cannot be remitted into the PRC and (if required) converted into Renminbi. In respect of capital contributions made by us to our

PRC subsidiaries, we must submit applications to and obtain approvals from the competent foreign investment authority (e.g. MOFCOM or its relevant local branch). Due to the discretionary nature of the approvals and sometimes unpredictable nature of the outcome, the Group cannot assure that it will be able to register the loans or obtain the approvals in a timely fashion, or at all. If the Group fails to complete such registration or obtain such approvals, its ability to finance the operations of its PRC subsidiaries and expansion projects may be adversely affected, which in turn could harm the Group’s business, results of operations and financial condition.

The Group’s prospects, financial condition and results of operations may be affected by events which are outside its control

Certain areas in the PRC, including the areas in which the Group operates, may be prone to infectious diseases such as SARS. Outbreaks of infectious diseases in the past have damaged the regional and national economies in the PRC. Over the past few decades, the PRC has suffered health epidemics related to the outbreak of avian influenza, H1N1 virus and SARS. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in the PRC could materially and adversely affect domestic consumption, labour supply and, possibly, the overall gross domestic product growth of the PRC. In addition, if any of the Group’s employees are affected by any severe communicable disease, it could adversely affect or disrupt production levels and operations at the relevant plants and materially and adversely affect the Group’s business, financial condition and results of operations, which may also involve a closure of the Group’s facilities to prevent the spread of the disease. The spread of any severe communicable disease in the PRC may also affect the operations of the Group’s customers and suppliers, which could materially and adversely affect the Group’s business, financial condition, and results of operations.

Natural disasters such as earthquakes, floods, severe weather conditions or other catastrophic events may severely affect the Group or its customers. For example, in May 2008, Sichuan Province experienced a strong earthquake, measuring approximately 8.0 on the Richter scale, which caused widespread damage and casualties. In March 2011, an earthquake measuring approximately 9.0 on the Richter scale occurred in Japan causing widespread damage such as radiation leakage from the damaged Fukushima nuclear plant. The risk of radiation exposure has affected Japan and certain parts of the region including the PRC. These natural disasters and consequential damages caused by such events could cause a material economic downturn in the region and may have an adverse effect on the Group’s business prospects, financial condition and results of operations.

Similarly, war, terrorist activity, threats of war or terrorist activity, social unrest and the corresponding heightened travel security measures instituted in response to such events, as well as geopolitical uncertainty and international conflict and tension may have an adverse effect. In addition, the Group may not be adequately prepared in terms of contingency planning or have recovery capabilities in place to deal with a major incident or crisis. As a result, the Group’s continuity of operation may be adversely affected and the Group’s reputation seriously harmed.

Interpretation and enforcement of laws in the PRC may involve uncertainties

The Group’s core business is conducted in the PRC and therefore substantially all of its operations are located in the PRC. Its business operations are regulated primarily by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law systems, past court judgments in the PRC have limited precedential value and may be cited only for reference. Furthermore, PRC written statutes often require detailed interpretations by courts and enforcement bodies for their application and enforcement. Since 1979, the PRC Government has been committed to developing and refining its legal system and has achieved significant progress in the development of its laws and regulations governing business and commercial matters, such as in foreign investment, company organisation and management, commercial transactions, tax and trade. The promulgation of changes to existing laws and the abrogation of local regulations by national laws could have a negative impact on the business and prospects of the Group. In addition, as these laws and regulations are still evolving and because of the limited number and non-binding nature of published cases. The interpretation of PRC laws may be subject to political and policy changes.

PRC Labour Contract Law may result in increased labour costs

On 29 June 2007, the PRC Government enacted the New Labour Contract Law, which became effective on 1 January 2008. The New Labour Contract Law establishes additional restrictions and increases the cost to employers upon termination of employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labour union and employee general assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the New Labour Contract Law, an employer is obligated to sign an unlimited term labour contract with an employee if the employer continues to employ the employee after two consecutive fixed term labour contracts. The employer must also pay compensation to employees if the employer terminates an unlimited term labour contract. Unless an employee refuses to extend an expired labour contract with fixed term, compensation is also required when the labour contract expires and the employer does not extend the labour contract with the employee under the same terms or better terms than those in the original contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on 1 January 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated at three times their normal salaries for each waived vacation day. As a result of these protective labour measures or any additional future measures, the Group’s labour costs may increase. The Group cannot give assurance that any disputes, work stoppages or strikes will not arise in the future.

PRC Anti-Monopoly Law may involve uncertainties and result in fines and penalties

The PRC Anti-Monopoly Law, which attempts to prevent monopolistic activities and protect fair competition in the PRC, became effective on 1 August 2008. It prohibits business entities (including us and the Group) from engaging in monopolistic behaviour, entering into monopolistic agreements, abusing a dominant market position or pursuing consolidations, which exclude, restrict or potentially inhibits competition. The PRC Anti- Monopoly Law does not prohibit any business entity from increasing its market share to achieve or maintain a dominant market position through fair competition, nor does it set limits on the market share that any one entity can achieve or maintain in the PRC.

Under the PRC Anti-Monopoly Law, an entity that enters into monopolistic agreements or abuses its dominant market position may be subject to penalties, including confiscation of illegal gains and fines ranging from 1% to 10% of its revenue for the preceding year. If an entity pursues an illegal consolidation, it may be forced to terminate the consolidation, divest its shares and assets or businesses within a limited period or otherwise unwind the consolidation. The operating flexibility of the Group’s PRC subsidiaries and the Group’s business expansion through a merger with or acquisition of other competitors may be subject to strict examination and approval by MOFCOM, which is the main authority in charge of reviewing anti-monopoly issues related to business combinations. As the PRC Anti-Monopoly Law has only come into effect recently and has not been fully interpreted and implemented, its effect on the Group’s business is not yet known and it cannot give assurances that the relevant authorities will not interpret the law in such a manner or announce specific rules such that the implementation of the PRC Anti- Monopoly Law will affect its business in general or will contradict the PRC Government’s existing policies. In the event of non-compliance with the PRC Anti-Monopoly Law, the Group may be subject to substantial fines and other penalties. In the event of these circumstances, its business model and revenues may be adversely affected.

Risks Relating to the Bonds

The Bonds are unsecured obligations

The Bonds constitute direct, unconditional, unsubordinated and (subject to “Terms and Conditions of the Bonds — Negative Pledge”) unsecured obligations of the Issuer ranking pari passu and rateably, without any preference among themselves. The payment obligations of the Issuer under the Bonds rank equally with all its other existing and future unsecured and unsubordinated obligations, save for such obligations that may be preferred by provisions of law that are mandatory and of general application. The repayment of the Bonds may be compromised if:

•                         the Group enters into bankruptcy, liquidation, rehabilitation or other winding-up proceedings;

•                         there is a default in payment under the Group’s future secured indebtedness or other unsecured indebtedness; or

•                         there is an acceleration of any of the Group’s indebtedness.

If any of the above events occurs, the Group’s assets may not be sufficient to pay amounts due on the Bonds.

Holders of the Bonds are not entitled to rights with respect to the Shares, but are subject to changes made with respect to the Shares

Holders of the Bonds are not entitled to any rights with respect to the Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Shares) prior to the time such Bondholders convert the Bonds for Shares and are themselves registered as holders thereof. However, such Bondholders are subject to all changes affecting the Shares. For example, in the event that an amendment is proposed to the Issuer’s articles requiring shareholder approval, and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the date of conversion of the Bonds for such Shares and (as applicable) the date of registration by the relevant Bondholder as the holder thereof, that Bondholder would not be entitled to vote on the amendment but would nevertheless be subject to any resulting changes in the powers, preferences or special rights that affect the Shares after conversion.

Short selling of the Shares by purchasers of the Bonds could materially and adversely affect the market price of the Shares

The issuance of the Bonds may result in downward pressure on the market price of the Shares. Many investors in convertible bonds seek to hedge their exposure in the underlying equity securities, often through short selling the underlying equity securities or similar transactions. Any short selling or similar hedging activity could place significant downward pressure on the market price of the Shares, thereby having a material adverse effect on the market value of the Shares as well as on the trading price of the Bonds.

Future issuances of Shares or equity-related securities may depress the trading price of the Shares

Any issuance of the Issuer’s equity securities after this Offering of the Bonds could dilute the interest of the existing shareholders and could substantially decrease the trading price of the Shares. The Issuer may issue equity securities in the future for a number of reasons, including to finance its operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust its ratio of debt to equity, to satisfy its obligations upon the exercise of outstanding warrants, options or other convertible bonds or for other reasons. Sales of a substantial number of Shares or other equity-related securities in the public market (or the perception that such sales may occur) could depress the market price of the Shares, and impair the Issuer’s ability to raise capital through the sale of additional equity securities. There is no restriction on the Issuer’s ability to issue bonds or the ability of any of the Issuer’s shareholders to dispose of, encumber or pledge the Shares, and there can be no assurance that the Issuer will not issue bonds or that the Issuer’s shareholders will not dispose of, encumber or pledge the Shares. The Issuer cannot predict the effect that future sales of the Shares or other equity-related securities would have on the market price of the Shares. In addition, the price of the Shares could be affected by possible sales of the Shares by investors who view the Bonds as a more attractive means of obtaining equity participation in the Issuer and by hedging or engaging in arbitrage trading activity involving the Bonds.

Bondholders will bear the risk of fluctuations in the price of the Shares

The market price of the Bonds at any time will be affected by fluctuations in the price of the Shares. The Shares are currently listed on the Hong Kong Stock Exchange. There can be no certainty as to the effect, if any, that future issues or sales of Shares, or the availability of Shares for future issue or sale, will have on the market price of the Shares prevailing from time to time and therefore on the price of the Bonds. Sales of substantial numbers of Shares in the public market, or a perception in the market that such sales could occur, could adversely affect the prevailing market price of the Shares and the Bonds.

The Issuer’s results of operations, financial condition, future prospects and business strategy could also affect the value of the Shares

The trading price of the Shares will be influenced by the Issuer’s operational results (which in turn are subject to the various risks to which its businesses and operations are subject) and by other factors such as changes in the regulatory environment that may affect the markets in which the Issuer operates and capital markets in general. Corporate events such as share sales, reorganisations, takeovers or share buy-backs may also adversely affect the value of the Shares. Any decline in the price of the Shares would adversely affect the market price of the Bonds.

Conversion of the Bonds would dilute the ownership interest of existing shareholders and could also adversely affect the market price of the Shares

The conversion of some or all of the Bonds would dilute the ownership interests of existing shareholders. Any sales in the public market of the Shares issuable upon such conversion could adversely affect prevailing market prices for the Shares. In addition, the conversion of the Bonds might encourage short selling of the Shares by market participants.

Holders have limited anti-dilution protection

The Conversion Price (as defined in the “Terms and Conditions of the Bonds”) will be adjusted in the event that there is a subdivision, consolidation or reclassification of Shares, rights issue, capital distribution, capitalisation of profits or reserves or other events. See “Terms and Conditions of the Bonds — Conversion”. There is no requirement that there should be an adjustment for every corporate or other event that may affect the value of the Shares. Events in respect of which no adjustment is made may adversely affect the value of the Shares and, therefore, adversely affect the value of the Bonds.

The Bonds will have limited liquidity and the transfer of the Bonds will be restricted

No public market exists for the Bonds. There is no current intention to list the Bonds other than on the SGX-ST. If any of the Bonds are traded after the initial issue, they may trade at a discount or premium from their initial offering price, depending on prevailing interest rates, the market for similar Bonds and other factors, including general economic conditions and the financial condition, performance and prospects of the Issuer. No assurance can be given as to the future price level of the Bonds after their initial issue.

The Issuer has not registered the Bonds or the ordinary shares issuable upon conversion of the Bonds under the Securities Act or other securities laws. Unless and until the Bonds have been registered, they may not be offered or sold except in transactions that are exempt from the registration requirements of the Securities Act and hedging transactions may not be conducted unless in compliance with the Securities Act. The Bonds and the Shares issuable upon conversion thereof will not be freely tradable absent registration or an exemption from registration.

The Bonds contain provisions regarding modification, waivers and substitution, which could affect the rights of Bondholders

The Trust Deed contains provisions for calling meetings of Bondholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all holders of Bonds, including holders of Bonds who did not attend and vote at the relevant meeting and holders of Bonds who voted in a manner contrary to the majority. In addition, an Extraordinary Resolution (as defined in the “Terms and Conditions of the Bonds”) in writing signed by or on behalf of the holders of not less than 90% of the aggregate principal amount of Bonds outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of holder of Bonds duly convened and held. The Conditions also provide that the Trustee may, without the consent of holders of Bonds, subject as provided in the Conditions and the Trust Deed, agree to effect any modification to, or any waiver of the Conditions or the Trust Deed, if to do so is not the opinion of the Trustee materially prejudicial to the interests of the Bondholders or is in the opinion of the Trustee of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, authorisation or waiver shall be binding on the holders of Bonds.

The Bonds may not be a suitable investment for all investors

Each potential investor in the Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•                      have sufficient knowledge and experience to make a meaningful evaluation of the Bonds and the merits and risks of investing in the Bonds and the information contained in this Offering Circular;

•                      have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Bonds and the impact such investment will have on its overall investment portfolio;

•                      understand thoroughly the terms of the Bonds; and

•                      be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Exchange Rate Risks

The value of the US dollar against other foreign currencies fluctuates and is affected by changes in the international political and economic conditions and by many other factors. The Issuer will make all payments of interest and principal with respect to the Bonds in US dollar. As a result, the value of these US dollar payments may vary with the prevailing exchange rates in the marketplace. If the value of the US dollar depreciates against other foreign currencies, the value of a Bondholder’s investment in US dollar or other applicable foreign currency terms will decline.

The Trustee may request Bondholders to provide an indemnity and/or security and/or prefunding to its satisfaction

In certain circumstances, the Trustee may (at its sole discretion) request Bondholders to provide an indemnity and/or security and/or prefunding to its satisfaction before it takes actions on behalf of Bondholders. The Trustee shall not be obliged to take any such actions if not indemnified and/or secured and/or prefunded to its satisfaction. Negotiating and agreeing to an indemnity and/or security and/or prefunding can be a lengthy process and may impact on when such actions can be taken. The Trustee may not be able to take actions, notwithstanding the provision of an indemnity and/or security and/or prefunding to it, in breach of the terms of the Trust Deed or in circumstances where there is uncertainty or dispute as to the applicable laws or regulations and, to the extent permitted by the Trust Deed and the Conditions and applicable laws and regulations, it will be for the Bondholders to take such actions directly.

Payments on certain Bonds may be subject to US withholding under FATCA

Whilst the Bonds are in global form and held within Euroclear Bank S.A./N.V. and Clearstream Banking, societe anonyme (together, the “ICSDs”), in all but the most remote circumstances, it is not expected that FATCA will affect the amount of any payment received by the ICSDs. However, FATCA may affect payments made to custodians or intermediaries in the subsequent payment chain leading to the ultimate investor if any such custodian or intermediary generally is unable to receive payments free of FATCA withholding. It also may affect payment to any ultimate investor that is a financial institution that is not entitled to receive payments free of withholding under FATCA, or an ultimate investor that fails to provide its broker (or other custodian or intermediary from which it receives payment) with any information, forms, other documentation or consents that may be necessary for the payments to be made free of FATCA withholding. Investors should choose the custodians or intermediaries with care (to ensure each is compliant with FATCA or other laws or agreements related to FATCA), provide each custodian or intermediary with any information, forms, other documentation or consents that may be necessary for such custodian or intermediary to make a payment free of FATCA withholding. Investors should consult their own tax advisor to obtain a more detailed explanation of FATCA and how FATCA may affect them. The Issuer’s obligations under the Bonds are discharged once it has paid the common depositary or common safekeeper for the ICSDs (as registered holder of the Bonds) and the Issuer has therefore no responsibility for any amount thereafter transmitted through hands of the ICSDs and custodians or intermediaries.

Lack of a public market for the Bonds

The Bonds are a new issue of securities for which there is currently no established trading market when issued, and one may never develop. Approval in-principle has been received for the listing and quotation of the Bonds on the SGX-ST. However, there can be no assurance that the Issuer will be able to maintain such a listing or that, if listed, a trading market will develop for the Bonds on the SGX-ST. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Bonds easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Illiquidity may have an adverse effect on the market value of Bonds.

If an active trading market were to develop, the Bonds could trade at a price that may be lower than the initial offering price of the Bonds. Whether or not the Bonds will trade at lower prices depends on many factors, including:

•                         prevailing interest rates and the market for similar securities;

•                         general economic, market and political conditions;

•                         the Issuer’s financial condition, financial performance and future prospects;

•                         the publication of earnings estimates or other research reports and speculation in the press or investment community in relation to the Issuer; and

•                         changes in the industry and competition affecting the Issuer.

The risks described above do not necessarily comprise all those faced by the Group and are not intended to be presented in any assumed order of priority.

The investment referred to in this Offering Circular may not be suitable for all of its recipients. Investors are accordingly advised to consult an investment advisor before making a decision to subscribe for the Bonds.

USE OF PROCEEDS

We estimate that the net proceeds (net of fees, commissions and expenses) from the sale of the Further Bonds will be approximately US$94.1 million.

We intend to use the net proceeds (net of fees, commissions and expenses) from the issue of the Further Bonds for capital expenditure in relation to capacity expansion associated with 8-inch and 12-inch manufacturing facilities, and general purposes.

MARKET PRICE INFORMATION

The Shares have been listed on the Hong Kong Stock Exchange since 18 March 2004. The table below sets forth the closing prices and the quarterly trading volume of the Shares on the Hong Kong Stock Exchange for the periods indicated:

	Closing Share price			Daily average trading
	High	Low	Average	volume of Shares
	(HK$)	(HK$)	(HK$)	(000’s)
2008
First Quarter	0.8200	0.4100	0.6150	34,224,318
Second Quarter	0.7800	0.4400	0.6100	92,137,608
Third Quarter	0.4800	0.2000	0.3400	34,380,358
Fourth Quarter	0.3500	0.1100	0.2300	80,860,139
2009
First Quarter	0.3900	0.2300	0.3100	73,667,891
Second Quarter	0.4700	0.2700	0.3700	114,615,486
Third Quarter	0.4400	0.3700	0.4050	51,056,663
Fourth Quarter	0.6600	0.3500	0.5050	168,719,570
2010
First Quarter	1.0500	0.5400	0.7950	196,652,819
Second Quarter	1.0600	0.5300	0.7950	118,814,118
Third Quarter	0.6300	0.4800	0.5550	121,005,737
Fourth Quarter	0.6900	0.5400	0.6150	104,438,111
2011
First Quarter	0.7500	0.5600	0.6550	93,507,077
Second Quarter	0.9100	0.5900	0.7500	363,191,502
Third Quarter	0.5700	0.3550	0.4625	89,972,180
Fourth Quarter	0.4450	0.3600	0.4025	48,619,841
2012
First Quarter	0.4450	0.3700	0.4075	43,910,919
Second Quarter	0.4150	0.2460	0.3305	80,499,526
Third Quarter	0.3150	0.2390	0.2770	53,155,592
Fourth Quarter	0.3900	0.2900	0.3400	69,818,177
2013
First Quarter	0.5200	0.4000	0.4600	328,100,510
Second Quarter	0.7200	0.4550	0.5875	191,446,460
Third Quarter	0.6600	0.5200	0.5814	132,166,330
Fourth Quarter	0.6500	0.5400	0.5900	153,121,463
2014
First Quarter	0.8400	0.5800	0.687377	315,633,124

CAPITALISATION

The following table sets forth the Issuer’s consolidated capitalisation and indebtedness as at 31 March 2014 and as adjusted to give effect to the issue of 1) the Original Bonds after deducting the related issuance cost; 2) the Further Bonds before deducting the Joint Managers’ discounts and commissions and other estimated expenses payable by the issuer in connection with this offering and 3) issuance of equity shares on 12 June 2014 after deducting related issuance cost. This table should be read in conjunction with the Issuer’s consolidated financial statements and the accompanying notes, which are included elsewhere in this Offering Circular.

	As at 31 March 2014
	Actual	As adjusted
	US$’000	US$’000
Borrowings-current	313,191	313,191
Long term borrowings
Borrowings-noncurrent	512,075	512,075
Convertible Bonds	182,149	182,149
Convertible Bonds issued on 29 May 2014	—	81,049
Convertible Bonds to be issued	—	95,000
Total	694,224	70,273
Equity:
Ordinary Shares	12,886	12,886
Ordinary Shares issued on 12 June 2014	—	1,036
Share Premium	4,098,490	4,098,490
Share Premium issued on 12 June 2014	—	196,568
Convertible Bonds issued on 29 May 2014	—	5,751
Reserves	71,584	71,584
Accumulated deficit	(1,673,598)	(1,673,598)
Non-controlling interests	108,336	108,336
Total equity	2,617,698	2,821,053
Total capitalisation(1)	3,311,922	3,691,326

Note:

(1)                         Total capitalisation is defined to be the sum of Total equity and Long term borrowings.

Except as otherwise disclosed herein there has been no material change in the consolidated capitalisation and indebtedness of the Issuer since 31 March 2014.

EXCHANGE RATE INFORMATION

THE PRC

The PBOC, the central bank of the PRC, sets and publishes daily a central parity exchange rate with reference primarily to the supply and demand of the Renminbi against a basket of currencies in the market during the previous day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of the Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to 20 July 2005, the official exchange rate for the conversion of the Renminbi to U.S. dollars was generally stable. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of the Renminbi into foreign currency for current account items, conversion of the Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE and other relevant authorities. On 21 July 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the US dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day and makes it the central parity for the trading against the Renminbi on the following working day. In May 2007, the PBOC increased the floating band for the trading prices in the inter-bank foreign exchange market of the Renminbi against the US dollar from 0.3% to 0.5% around the central parity rate. This allows the Renminbi to fluctuate against the US dollar by up to 0.5% above or below the central parity rate published by the PBOC. Effective 16 April 2012, this trading band has been widened to 1%, which allows the Renminbi to fluctuate against the US dollar by up to 1% above or below the central parity rate published by the PBOC.

The following table sets forth the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for the periods prior to 1 June 2014 :

	Noon Buying Rate
	Low	Average(1)	High	Period end
		(CNY per US$1.00)
Period
2007	7.2946	7.5806	7.8127	7.2946
2008	6.7800	6.9193	7.2946	6.8225
2009	6.8176	6.8295	6.8470	6.8259
2010	6.6000	6.7539	6.8330	6.6000
2011	6.2939	6.4619	6.6364	6.2939
2012	6.2221	6.3088	6.3879	6.2301
2013	6.0602	6.1476	6.2448	6.0617
2014
January	6.0395	6.0512	6.0600	6.0600
February	6.0600	6.0807	6.1718	6.1448
March	6.0995	6.1729	6.2321	6.2164
April	6.1851	6.2246	6.2669	6.2591
May	6.2179	6.2382	6.2623	6.2471

Note:

(1)                           Determined by averaging the daily rates during that period.

Hong Kong

The Hong Kong dollar is freely convertible into other currencies, including the US dollar. Since 17 October 1983, the Hong Kong dollar has been linked to the US dollar at the rate of HK$7.80 to US$1.00. The Basic Law of Hong Kong (the “Basic Law”), which came into effect on 1 July 1997, provides that no foreign exchange control policies shall be applied in Hong Kong. The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market within a boundary. However, against the background of the fixed rate which applies to the issue of the Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. In May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has indicated its intention to maintain the link within that rate range. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the HK dollar will remain freely convertible into other currencies, including the US dollar. However, no assurance can be given that the Hong Kong dollar will continue to be linked to the US dollar or at all.

The following table sets forth the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for the periods prior to 1 June 2014 :

	Exchange Rate
	Low	Average(1)	High	Period end
		(HK$ per US$1.00)
Period
2007	7.7497	7.8008	7.8289	7.7984
2008	7.7497	7.7814	7.8159	7.7499
2009	7.7495	7.7513	7.7618	7.7536
2010	7.7501	7.7692	7.8040	7.7810
2011	7.7631	7.7838	7.8068	7.7661
2012	7.7493	7.7566	7.7699	7.7507
2013	7.7509	7.7564	7.7664	7.7538
2014:
January	7.7530	7.7573	7.7676	7.7632
February	7.7538	7.7582	7.7673	7.7601
March	7.7555	7.7613	7.7672	7.7565
April	7.7514	7.7539	7.7577	7.7525
May	7.7509	7.7522	7.7542	7.7565

Note:

(1)                           Determined by averaging the daily rates during that period.

GROUP STRUCTURE

Our Subsidiaries

We operate primarily through three wholly-owned subsidiaries in the PRC (SMIC Shanghai, SMIC Beijing, SMIC Tianjin). The table below sets forth our group structure, as at the date of the Offering Circular.

	Place of				Proportion of ownership		Proportion of
	establishment	Class of	Paid up		interest held		voting power held
Name of company	and operation	Shares held	registered capital		by the Company		by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)*	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai” or “SMIS”)*#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing” or “SMIB”)*#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)#	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin” or “SMIT”)*#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation#	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC ShenZhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding

	Place of				Proportion of ownership		Proportion of
	establishment	Class of	Paid up		interest held		voting power held
Name of company	and operation	Shares held	registered capital		by the Company		by the Company	Principal activities
Semiconductor Manufacturing International (Shenzhen) Corporation#	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor Shanghai Corporation Limited#	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)*	PRC	Ordinary	US$	240,000,000	Directly and Indirectly	55%	55%	Manufacturing and trading of semiconductor product
China IC Capital Co., Ltd#	PRC	Ordinary	RMB	500,000,000	Indirectly	100%	100%	Investment holding
China Fortune-Tech Capital Co., Ltd	PRC	Ordinary	RMB	6,000,000	Indirectly	75%	75%	Management of investment and asset, and investment consulting

*                   For identification purposes only.

#                 Companies registered as wholly-owned foreign enterprises in the People’s Republic of China. (“PRC”), excluding for the purpose of this report, Hong Kong, Macau, and Taiwan.

BUSINESS

Business Overview

We are one of the leading semiconductor foundries in the world and the largest foundry in the PRC by revenue and capacity. We are also the most technologically advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services from 0.35-micron (m) down to 28-nanometer (nm).

We are a pure-play IC foundry that provides wafer fabrication of 8-inch and 12-inch wafers. In addition to our top-of-the-line manufacturing capabilities, we provide customers with complete foundry solutions with a seamless flow of services that include mask services, IP development services, backend design services and turnkey services. With complete foundry solutions, our goal is to help customers to shorten time-to-market in the most cost effective way. Our services are used by integrated device manufacturers (“IDMs”), fabless and system companies, to produce integrated circuits for semiconductor chips used in a broad range of fast growing electronic applications markets.

We were established in 2000 and are headquartered in Shanghai, PRC. In 2004, we were listed on the Hong Kong Stock Exchange and the New York Stock Exchange (“NYSE”). Our current substantial shareholders include PRC state-owned enterprises (“SOEs”) such as Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), China Investment Corporation (“CIC”), and Shanghai Industrial Investment (Holdings) Co., Ltd. (“Shanghai Industrial”). We have received equity investment and strategic support from our SOE shareholders, being major players in their respective fields.

Our market capitalisation as of 31 March 2014 was approximately US$2.4 billion. We have market leading manufacturing capacity in the PRC and operate a 12-inch wafer fabrication facility (fab) and an 8-inch mega-fab in Shanghai, a 12-inch mega-fab in Beijing, an 8-inch fab in Tianjin, and an 8-inch fab project under development in Shenzhen. In addition, we have established a joint venture company with SMIC Beijing, BIDIMC and ZDG, which is constructing a new 12-inch fab in Beijing. We plan to continue to advance our technology and selectively expand capacity to capture market demand for high-growth, high-margin applications. We have a network of customer service and marketing offices in the United States, Europe, Japan and Taiwan, and a representative office in Hong Kong.

The following charts set forth are our unaudited sales breakdown by application, geography and technology for the three months ended 31 March 2014 :

Note:	China — Includes the PRC and Hong Kong
Eurasia — Includes Europe and Asia, excluding PRC and Hong Kong

We have a global and diversified customer base that includes some of the world’s leading IDMs, fabless semiconductor and system companies. We have established long term relationships with our international and domestic customers and we have been repeatedly recognised and awarded by our customers for the quality of our services, strategic support and technology contributions.

Given our position as the largest and most technologically advanced foundry in the PRC foundry space, we are uniquely positioned to take advantage of the long-term growth of the global and domestic semiconductor markets.

Our Key Strengths

We are the largest and most technologically advanced foundry in the PRC, and we are ranked in the top four pure-play foundries by revenue globally.

As the only foundry in the PRC with process capability down to 28-nm process capability, we are at the forefront of the PRC’s foundry business and a beneficiary to the growth of PRC’s semiconductor industry.

We have expanded steadily since our incorporation and established ourselves as one of the leading foundries in the global arena. Our technology, scale, location in China, and capable team enable us to serve our customers to meet their diverse specifications.

We have established long term relationships and have benefited from strong strategic and funding support from PRC SOE shareholders.

We have a history of strategic and funding support from our PRC SOE shareholders. Shanghai Industrial has been our strategic investor since 2001. Datang joined our shareholder base in 2008 when it agreed to subscribe for US$172 million in ordinary shares and further strengthened its commitment to us by subscribing for a further US$102 million of ordinary shares in 2010. In September 2011, Datang Telecom’s subsidiary, Datang, subscribed for US$58.9 million in convertible preferred shares (the “Datang Further Subscription”). In May 2014, Datang subscribed for pre-emptive bonds of US$54.6 million. In June 2011, CIC became our second largest shareholder pursuant to their subscription of US$250 million of convertible preferred shares (the “CIC Subscription”).

Also in May 2014, CIC subscribed for pre-emptive bonds of US$32.2 million. As of 31 December 2013, our three substantial SOE shareholders hold a combined 36.27% of our shares.

We are uniquely positioned to leverage our R&D leadership in the PRC to benefit from government support of the semiconductor industry.

We are one of the few semiconductor companies included in the PRC central government’s 12th 5-Year Plan, which among others, proclaims increasing support of and favourable industrial policies for the domestic semiconductor industry. As such, the government recognises our cornerstone role in the development of the domestic semiconductor eco-system and establishing the PRC standard in the domestic semiconductor industry.

In order to encourage development of the semiconductor industry, the PRC central, provincial and local governments have extended various incentives to domestic companies in the industry, including reduced tax rates. In addition, as the market leader in the PRC, we have been able to enjoy continued government support in the form of funding of R&D contracts. We have received government funding of US$145.8 million, US$54.1 million and US$126.1 million and recognized US$26.9 million US$31.0 million and US$42.6 million as reductions of certain R&D expenses in 2013, 2012 and 2011 for several specific R&D projects respectively.

Apart from receiving the aforementioned government support, we have established a joint venture with BIDIMC — which is wholly owned by the State, and ZDG — which was established by the local Beijing government to develop the science park. The Beijing Joint Venture is expected to establish and build up significant manufacturing capacity with a focus on 45-nanometer and finer technologies and aims to reach a manufacturing capacity of 35,000 wafers per month. The total investment is estimated to be US$3.59 billion. We shall contribute 55% of the registered capital, and ZDG and BIDIMC shall contribute 45% of the registered capital.

We have strong relationships with high quality, fast growing domestic and top tier international customers.

We have a global and diversified customer base that includes some of the leading international and fast growing domestic IDMs, fabless semiconductor and system companies. We have formed partnerships with international global clients and fast growth companies in the PRC which have become our key customers and contribute an increasing share of our revenues.

Our clients have consistently recognised us as a partner of choice and repeatedly rewarded us for the quality of our services, strategic support and technology contributions. In 2011 and 2012, we received various awards recognising our high level of performance and service as well as technological improvements. Several of these awards came from our top ten customers. Through a formation of global alliances with these top tier international customers and the incubation of local clients, we aim to continue to be the preferred foundry source partner in the PRC for international and domestic IDMs and fabless customers. We are gaining momentum in engaging with our key customers on both differentiated and advanced technologies.

With our unique combination of scale, advanced technological capabilities, locality and proximity to domestic clients, we have been able to increase revenue from PRC customers significantly from 33.9% for the twelve months ended 31 December 2012 to 40.4% for the twelve months ended 31 December 2013. Our fabs are strategically located in major cities in the PRC with strong high-tech industries and semiconductor bases, such as Beijing, Shanghai and Tianjin. As a result, we are able to directly access our customers in the same or nearby cities and provide a high level of localised services to address our customers’ demands.

We are a transparent and compliant foundry in the PRC possessing export licences to manufacture the most advanced IC.

We have received the necessary export licences to provide the most advanced IC manufacturing services in the PRC, which includes manufacturing technology down to 20nm and conducting R&D down to 14nm. We were one of the first companies in the PRC and one of the twelve companies to be selected by the United States government as a Validated End-User (“VEU”), which permits us to receive United States controlled items without an export licence, including high-tech equipment and spare parts that are restricted to certain countries such as the PRC. We were also the first PRC foundry among the VEU- qualified companies in the PRC to have been granted the right to purchase controlled export items from the United States without having to apply for permits on a case-by-case basis.

These export licensing approvals allow us to provide superior manufacturing services for customers in both domestic and international markets. As the first PRC foundry recognised by the United States government as a VEU, we have established ourselves as a transparent and compliant foundry in the PRC with the most competitive global platform.

We have a highly experienced management team.

We have employed a highly experienced management team. Our senior management team, consisting of eight individuals, is recognised as a group of highly respected industry veterans. Our Chief Executive Officer, Dr. Tzu-Yin Chiu, is a semiconductor industry veteran with 30 years of experience spanning technology research, business development, operations and corporate management. Prior to joining us, Dr. Chiu was President and CEO of Hua Hong NEC. He has served in executive positions across the semiconductor industry, including as President and COO of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, our Senior Vice President of Shanghai Operations, and

Senior Director of Fab Operations at Taiwan Semiconductor Manufacturing Corporation (TSMC). He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds forty semiconductor technology patents issued in various countries, and has published over thirty technical articles. He is also a board member of Global Semiconductor Alliance.

Our current management team introduced and implemented a solid strategic initiative when they joined in the second half of 2011, and in 2012 we achieved a marked turnaround in operations and financial results and notable momentum in 2013. Under the current management, efficiency, quality and service was enhanced and a focus on sustainable profitability through capacity optimisation, quality service and efficiency, and through technology differentiation by identifying niche products especially those driven by opportunities in the Chinese market.

We expect to continue to capitalise on the rich experience and execution capabilities of the management team for our growth.

The following charts set forth are our unaudited quarterly revenue and profit for the past two years of operations:

SMIC quarterly revenue and profit growth

(in US$ millions)

Note: Net Profit refers to Profit attributable to SMIC

Our Development Strategies

Our long-term business model and strategy continues to focus on generating value for the benefit of all stakeholders. Our strategy to generate sustainable profitability and growth is three-fold. Firstly, we aim for optimal efficiency by fully utilizing existing assets through methods including enhanced customer relationships, quality, and service. Secondly, taking advantage of our position in China, we aim to differentiate our technology offering by providing customers with added value and innovation that not only allow us to seize market opportunities in China, but also give global customers footing in the fast-growing market. Thirdly, with profitability being our priority, we invest in advancing our technology and carefully adding capacity to address suitable market growth opportunities into the future.

We constantly evaluate the potential value addition of all opportunities in our decision making processes. Our management team is committed to the goal of building value in the long-term for the benefit of our shareholders, employees and customers.

Fully utilize existing assets

Methodology: capitalise on our location and market leading position in the PRC, optimize product mix, and enhance customer relationships by delivering quality, increased efficiency, excellence in service and intellectual property support.

Situated in one of the largest and fastest growing semiconductor markets in the world, we leverage our leading capacity and technology as well as locality and flexibility to win business from fast growing domestic fabless companies, as well as international customers increasing their presence in the PRC.

Through systematic analysis and planning we selectively expand some of our capacity with minimal investment by adding bottleneck equipment, adjusting product mix, and increasing efficiency. We continue to further optimize our product mix to capture demand to maximize utilization of existing and future capacity.

Customer relationships are also a crucial component of utilizing our capacity. As a manufacturing services provider, quality is of utmost importance to our customers. We position ourselves as the preferred foundry partner in the PRC, driven not only by capability and capacity, but also by customer service and quality.

Providing intellectual property (“IP”) is another critical element of building our customer relationships. We continue to increase and accelerate IP investment and R&D, to further facilitate collaboration with and enhance the level of support to our customers. A strengthened IP portfolio will continue to enable us to help fast growing fabless customers to migrate to more advanced technologies, and allow them to satisfy market demand in a timely manner.

Differentiate our technology offering

Methodology: provide customers with added value and innovation, seize market opportunities in China, pursue leadership in selected differentiated high-margin technology applications, and capture first source opportunities.

Our differentiation strategy is to lead in selected specialty technologies, which have large end-market demand, especially strong growth in China, and attractive margins. Three examples of differentiated technology that we have begun to focus on are power management IC (“PMIC”), CMOS image sensors (“CIS”) and embedded non-volatile memory (“e-NVM”). Revenue specifically from PMIC, CIS and e-NVM, grew more than 40% in 2013 compared to 2012.

As we focus in differentiating our technology offerings, we invest resources to develop technology that will allow us to seize large market opportunities especially those with strong growth in China. As an example, several Chinese fabless customers are working with us to develop bank card solutions, which will feed into the large national replacement of magnetic strip bank cards for IC cards.

By focusing on differentiation, we aim to be a first source on an increasing number of products. By being a first source supplier, we will be less affected by market volatility considering our relatively small size. We have begun to see customers using us as their first source supplier. Going forward, we hope to secure more first source products.

Advancing our technology

Methodology: invest in R&D, address market opportunities for the future, leverage our position in China and strengthen our intellectual property portfolios.

Profitability is our priority. We continue to invest in advancing our technology through research and development on advanced nodes and on mature nodes for our differentiated technology. By continuing to invest in R&D, we aim to secure the future and prepare the baseline for which our differentiated technologies will migrate to in the future.

We leverage our China-locality to advance our technology, by working closely with domestic customers and international customers with design centers in the PRC.

In advancing our technology. We continue to increase and accelerate IP investment and R&D, to further facilitate collaboration with and enhance the level of support to our customers. A strengthened IP portfolio will continue to enable us to help fast growing fabless customers to migrate to more advanced technologies, and allow them to satisfy market demand in a timely manner.

Our Corporate History

We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since March 18, 2004, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.HK”. CT Corporation System is our agent in the United States of America and its address is 818, West 7 street, 2 Floor, Los Angeles, CA 90017, U.S.A.

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities in China, including facilities at Beijing, Shanghai and Tianjin, with an aggregate capacity of up to 243,500 8-inch wafer equivalents per month. Prior to 2013, we managed and operated a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin arrangement”). The Wuhan Xinxin arrangement ended in the first quarter of 2013, and we no longer manage or operate the wafer fabrication facilities in Wuhan.

We spent approximately US$765 million, US$499 million and US$770 million to construct, equip and ramp up our fabrication facilities in 2011, 2012 and 2013 respectively. Currently, the planned capital expenditures in 2014 for foundry operations are raised to approximately US$1 billion as disclosed in our 2014 first quarter earnings release from US$880 million as disclosed in our 2013 Form 20-F (our annual report filed with the SEC on April 14, 2014), of which the increase is for the acquisition of used equipment for our Shenzhen 8-inch fabrication facilities. Out of the total capital expenditures of approximately US$1 billion, around US$570 million is for SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by other shareholders of the entity. In addition, we have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances and other forms of financing.

Our Products and Services

Manufacturing of Wafers and Our Manufacturing Capacity

We currently manufacture silicon wafers based on proprietary designs provided by our customers or third party designers.

The following table sets forth the historical capacity and utilization rate of our wafer fabrication and facilities (all output and capacity data is provided as 8-inch wafer equivalents per month) for the years ended 31 December 2011 and 2012 and 2013 and for the three months ended 31 March 2014.

							For the three
							months ended
	For the year ended 31 December						31 March
Fab	2011		2012		2013		2014
Wafer fabrication capacity as of year-end(1)
Shanghai mega-fab	90,000		90,000		90,000		94,000
Shanghai 12-inch fab	—		13,500		27,000		31,500
Beijing mega-fab	65,540		78,750		81,000		81,000
Tianjin fab	37,750		37,000		36,000		37,000
Total monthly wafer fabrication capacity as of year-end(1)	193,290	(2)	219,250	(2)	234,000	(2)	243,500	(2)
Wafer Fabrication capacity utilization	68.9%		88.3%		90.7%		84.2%

(1)                 Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)                 Mega fab structure includes copper inter connects in the total monthly capacity.

Our factories manufacture the following types of semiconductors:

•                         Logic, (including basebands, microprocessors, DSPs and application processors);

•                         Mixed-Signal and RF (for wired and wireless connectivity applications for communications and consumer electronics);

•                         High Voltage (for display driver integrated circuits, power supplies, power management, telecommunications, automotive electronics and industrial controls);

•                         Memory, (including standalone SRAM, EEPROM and Flash, and embedded NVM for IC cards to be used in transport, banking, social welfare and national ID);

•                         CIS (CMOS Image Sensors that are used in a wide range of camera-related systems);Our Manufacturing Facilities

•                         Others, (Micro Electrical and Mechanical System, or MEMS and Integrated Passive Devices);

The following table sets forth a percentage breakdown of wafer sales by process technology (nodes) for the years ended 31 December 2011, 2012 and 2013 and for the three months ended 31 March 2014 :

				For the three
				months ended
	For the year ended 31 December 31			31 March
Process Technologies	2011	2012	2013	2014
		(based on sales in US$)
0.045 micron	0.06%	1.06%	12.06%	9.75%
0.065 micron	18.50%	31.98%	27.91%	21.26%
0.09 micron	9.85%	8.69%	4.90%	4.35%
0.13 micron	22.59%	14.39%	10.83%	12.87%
0.15 micron	1.81%	0.80%	0.57%	0.52%
0.18 micron	33.42%	37.49%	39.38%	46.30%
0.25 micron	0.39%	0.29%	0.33%	0.25%
0.35 micron	13.38%	5.30%	4.02%	4.70%
Total	100.00%	100.00%	100.00%	100.00%

Our Integrated Solutions

In addition to wafer fabrication, we provide our customers with a range of complementary services, from circuit design support and mask-making to wafer level probing and testing. This range of services is supported by our network of partners that assist in providing design, probing, final testing, packaging, assembly and distribution services.

The diagram below sets forth our service model and our key points of interaction with our customers:

Customer
Our Foundry
Design Specifications
Design Support Service(1)
Database Tape
Mask-making Service
Mask
Wafer Fabrication Service
Wafer
Probed Wafer
Wafer Probing Service(1)
Packaged Intergrated Circuit
Assembly and Testing Services(2)

(1)                 A portion of this work is outsourced to our service partners.

(2)                 A portion of these services are outsourced to our service partners.

Our Design Support Services

Our design support services provide our customers with access to the fundamental technology files and libraries that facilitate customers’ own integrated circuit design. We also offer design reference flows and access to our design center alliance, as well as layout services to our customers. In addition, we collaborate with industry leaders in electronic design automation, library and IP (intellectual property) services to create a worldwide network of expertise, resources and services that are available to our customers.

Our Libraries and Intellectual Property (IP)

As part of the fundamental building blocks for our customers’ integrated circuit designs, we have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries and intellectual property so that our customers can quickly design sophisticated integrated circuits that utilize our new process technologies. These include standard cell, I/

O, memory compilers, embedded memory, high- speed interface, peripheral controllers, and embedded processors, among others, using 0.35 micron down to 28 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design and fast integration into the overall design system. Our library partners include ARM Ltd. (“ARM”), VeriSilicon Holdings Co., Ltd (“VeriSilicon”), Synopsys, Inc. (“Synopsys”) and InnoPower.

Our Mask-making Services

Many of our foundry customers utilise our mask-making services.

While most of our mask-making services are for customers who use our wafer fabrication services, we also produce masks for other domestic and overseas fabrication facilities as a separate revenue- generating service.

Our mask-making facility, which is located in Shanghai, includes a 4,000 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch, six-inch by six-inch and seven-inch circular reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services.

Our Wafer Probing, Assembly and Final Testing Services

We have our own probing facility in Shanghai that provides test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners.

Our probing facility in Shanghai occupies a clean room space of 3,000 square meters, which is rated at Class 1000 cleanliness and is equipped with advanced testers, probers and laser repair machines. We also have testing equipment for memory, logic and mixed signal applications.

We have established a network of partners that provide additional probing services, as well as assembly and testing services, to serve our customers. These partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., have helped to enhance the range of services that we are able to offer our customers.

Our Customers and Markets

Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for the years ended 31 December 2011, 2012, and 2013 and for the three months ended 31 March 2014 :

							For the three months
							ended 31 March
	For the year ended 31 December						(un audited)
	2011		2012		2013		2014
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	1,081,345	81.95%	1,494,239	87.81%	1,814,221	87.69%	401,456	89.00%
Integrated device manufacturers	175,922	13.33%	142,101	8.35%	127,471	6.16%	13,777	3.05%
Systems companies and others	62,199	4.72%	65,258	3.84%	127,272	6.15%	35,850	7.95%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%	451,083	100.00%

We categorize our sales geographically based on the headquarters of customer operations and not the shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for the years ended 31 December 2011, 2012, and 2013 and for the three months ended 31 March 2014 :

							For the three months
	For the year ended 31 December						ended 31 March
	2011		2012		2013		2014
Region	Sales	Percentage	Sales	Percentage	Sales	Parentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	726,011	55.02%	940,370	55.26%	1,002,699	48.47%	209,999	46.55%
Mainland China and Hong Kong	430,811	32.65%	577,590	33.95%	836,771	40.44%	182,961	40.56%
Eurasia*	162,644	12.33%	183,638	10.79%	229,494	11.09%	58,123	12.89%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%	451,083	100.00%

*               Not including Mainland China and Hong Kong

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. For the three months ended 31 March 2014, our five largest customers accounted for 52.1% of our total sales.

The following table sets forth a breakdown of our sales by application type for the years ended 31 December 2011, 2012, and 2013 and for the three months ended 31 March 2014 :

							For the three months
							ended 31 March
	For the year ended 31 December						(un audited)
	2011		2012		2013		2014
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing(1)	45,355	3.44%	33,448	1.97%	33,709	1.63%	13,430	2.97%
Communications(2)	553,493	41.95%	779,614	45.82%	930,234	44.96%	176,263	39.08%
Consumer(3)	595,313	45.12%	741,456	43.57%	916,999	44.32%	220,342	48.85%
Others	125,305	9.49%	147,080	8.64%	188,022	9.09%	41,048	9.10%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%	451,083	100.00%

(1)                  “Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver, graphic processors and other components that are commonly used in desktop and notebook computers and peripherals.

(2)                  “Communications” consists of integrated circuits used in both wired and wireless data communications and telecommunications applications.

(3)                  “Consumer” consists of integrated circuits used for stand-alone DVD players, TV, set top box, game consoles, digital cameras, smart cards and toys.

Our Research and Development

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$191.5 million, US$193.6 million and US$145.3 million, respectively in 2011, 2012 and 2013 on research and development expenses, which represented 14.5%, 11.4% and 7.0% respectively, of our sales in those respective years. Our research and development costs were partially offset by related government subsidies of US$42.6 million, US$31.0 million and US$26.9 million in 2011, 2012 and 2013, respectively, and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2014.

The research and development (R&D) efforts in 2011, 2012 and 2013 were focused primarily on advanced logic and system-on-chip (SOC) process technologies. We achieved many significant milestones in 2013. In the area of advanced logic process technologies, both the High-K-Metal-Gate (HKMG) and the PolySiON R&D programs on the 28nm node have successfully reached process freeze in the fourth quarter as planned. Both technologies are on schedule to be fully qualified through Multi-Project Wafers (MPWs) and New Tape Outs (NTOs) and we are targeting volume production in 2015. Early R&D work on 20nm planar and 14nm FinFET process technologies have begun and we have established process baselines in 2013. In the area of non-volatile memory process technologies, four of China’s six bank card IC design houses adopted our eEEPROM platform, which has been certified by China Union Pay. Two SIM card NTOs on 55nm eFlash were taped out in 2013. We expect that in 2014, a number of differentiated technologies will begin revenue contribution.

The building and strengthening of SMIC’s technology R&D organization continued in 2013 through further optimizations on organization structure and resource distribution to improve operational efficiency and to address the ever growing business demands on advanced technologies as well as mature technology enhancements. During 2013, SMIC achieved over 1,500 patent filings as a result of its technology R&D activities.

Our Competition and Marketing Channels

We compete internationally and domestically in mainland China with dedicated foundry service providers, as well as with semiconductor companies that allocate a portion of their fabrication capacity to foundry operations. While different players in the wafer foundry market may compete on factors such as technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, yields, customer service and price, we seek to compete on the basis of process technology capabilities, performance, quality, service and price. The level of competition differs according to the process technology involved.

Our competitors are other pure-play foundries such as TSMC, UMC and Global Foundries. Another group of potential competitors consists of IDMs that have established their own foundry capabilities including Fujitsu Limited, Samsung Electronics Co., Ltd. and IBM.

We have customer service and marketing offices located in the US, Europe, Japan, mainland China and Taiwan and a representative office in Hong Kong. Our mainland China offices serve mainland China, Hong Kong and other non-Japan, non-Taiwan Asian markets, our US office serves the North American market, our Taiwan office serves the Taiwan market and our Europe and Japan offices serve the European and Japanese markets, respectively. We also sell some products through sales agents in selected markets.

Our Equipment

The quality and level of technology of the equipment used in the semiconductor fabrication process are important because they dictate the limits of the process technology that we use. Advances in process technology cannot be achieved without corresponding advances in equipment technology. The principal pieces of equipment used by us to fabricate semiconductors are scanners, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputterers, CVD equipment, testers and probers. We source substantially all of our equipment from vendors located in the United States, Europe and Japan.

In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Risk Factors — Risks Related to Conducting Operations in China-Limits placed on exports into China could substantially harm our business and operating results.”

We maintain our equipment through a combination of in-house maintenance and outside contracting to our equipment vendors. We decide whether to maintain ourselves, or subcontract the maintenance of, a particular piece of equipment based on a variety of factors, including cost, complexity and regularity of the required periodic maintenance and the availability of maintenance personnel in China. Most of our equipment vendors offer maintenance services through technicians based in China.

Our Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 22%, 25% and 24% of our manufacturing costs in 2011, 2012 and 2013, respectively.

The three largest components of raw material costs — raw wafers, approximately chemicals and gases — accounted for approximately 36%, 23%, and 10%, respectively, of our raw material costs in 2011, 36%, 24%, and 10%, respectively, of our raw material costs in 2012, and approximately 36%, 26% and 10%, respectively, of our raw material costs in 2013. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2013, we purchased approximately 73.41% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

In 2013, our largest and five largest raw materials suppliers accounted for approximately 12.2% and 40.7%, respectively, of our overall raw materials purchases. In 2012, our largest and five largest raw materials suppliers accounted for approximately 11.87% and 41.30%, respectively, of our overall raw materials purchases. In 2011, our largest and five largest raw materials suppliers accounted for approximately 11.5% and 36.7%, respectively, of our overall raw materials purchases. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

Our Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations are subject to regulation and periodic monitoring by the PRC’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government and the Tianjin Municipal Government, which may in some cases, establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorize the Chinese national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or any of our subsidiaries for violations of environmental pollution.

We believe our pollution control measures are effective and comply with the requirements applicable to the semiconductor industry in China and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements. In addition, we continuously investigate methods to lower our energy consumption, including making existing processes more efficient and reclaiming waste heat.

The ISO 14001 standard is a voluntary standard and part of a comprehensive series of standards for environmental management published by the International Standards Organization. The ISO 14001 standard covers environmental management principles, systems and supporting techniques. SMIC first received ISO 14001 certification in August 2002.

In addition, all fabs currently in operation have been QC 080000 certified to be compliant with the hazardous substances management directives such as RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment), which bans the use of various chemicals determined to be harmful to humans and the environment. Once the Shenzhen facility is in operation, it too will undergo certification for ISO 14001 and QC 080000 compliance.

We are also proactively protecting the environment by implementing energy saving measures to reduce greenhouse gas emissions. In order to calculate our greenhouse gas output and to reach a reduction goal, all SMIC sites obtained ISO 14064 certification since 2010. ISO 14064 is an international standard against which greenhouse gas (GHG) emissions reports are voluntarily verified.

Our Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of 31 December
Function	2010	2011	2012	2013
Managers	917	898	922	951
Professionals(1)	3,920	4,297	4,164	4,440
Technicians	4,970	3,910	4,650	4,751
Clerical staff	269	347	238	304
Total(2)	10,076	9,452	9,974	10,446

(1)                 Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)                 Includes 145, 1, 3 and 3 temporary and part-time employees in 2010, 2011, 2012, and 2013 respectively.

Our Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased as at the Latest Practicable Date.

Location	Size (Land/Building)	Primary Use	Owned(1) or Leased (Land/ Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/201,772	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned
Shenzhen Export Processing Zone, Shenzhen Pingshan New Area, Guangdong	200,060/na	Wafer fabrication	owned/na
Japan	na/35	Marketing activities	na/leased
USA	na/533	Marketing activities	na/leased
Italy	na/280	Marketing activities	na/leased
Taiwan	na/500	Marketing activities	na/leased
Hong Kong(2)	na/300	Representative Office	na/owned

Notes:

(1)                 With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

(2)                 In February 2006, we purchased approximately 300 square meters of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.

The construction of our 8-inch fab in Shenzhen began in 2008. We plan to gradually increase the capacity in the Shenzhen fab based on market conditions. This project will be financed through our operating cash flows as well as through external financing.

Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our PRC subsidiaries has executed. The PRC government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will normally compensate us. In addition, pursuant to our domestic bank loan agreements, SMIC Shanghai has pledged a portion of its land use right to the lenders.

Our Capacity Expansion Plans

We have expanded, and plan to continue to expand, our capacity through internal growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We anticipate increasing our existing 8-inch capacities from 126,000 wafers per month to 135,000 wafers per month and increasing the capacity of our Shanghai 12-inch facility from 12,000 12-inch wafers per month to 14,000 12-inch wafers per month in 2014 subject to market conditions.

THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) has a duty to our shareholders to direct and oversee our affairs in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of our overall strategy, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of our financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of our system of internal controls. Our management is responsible for the implementation of our overall strategy and daily operations and administration. The Board has access to our senior management to discuss enquiries on management information.

As at the Latest Practicable Date, the Board consisted of ten (10) Directors, and two (2) Alternate Directors. Our Board comprises:

Name of Director	Age	Position	Class	Appointment Commencement Date
Zhang Wenyi	67	Chairman and Executive Director	I	2011/6/30
Tzu-Yin Chiu	58	Chief Executive Officer and Executive Director	I	2011/8/5
Gao Yonggang	49	Chief Financial Officer and Executive Director	I	2009/6/23 (Re-designated from Non-Executive Director to Executive Director on 2013/6/17)
William Tudor Brown	55	Independent Non-executive Director	I	2013/8/8
Chen Shanzhi	45	Non-executive Director	II	2009/6/23
Lip-Bu Tan	54	Independent Non-executive Director	II	2001/11/3
Frank Meng	54	Independent Non-executive Director	II	2011/8/23
Sean Maloney	57	Independent Non-executive Director	III	2013/6/15
Zhou Jie	46	Non-executive Director	III	2009/1/23
Lawrence Juen-Yee Lau	69	Non-executive Director	III	2011/6/30
Datong Chen	59	Alternate Director of Lawrence Juen-Yee Lau	—	2012/5/10
Li Yonghua	39	Alternate Director of Chen Shanzhi	—	2013/10/22

Directors

Zhang Wenyi Chairman of the Board & Executive Director

Mr. Zhang Wenyi joined SMIC in 2011 and is currently the Chairman of the Board. He is also a director of several subsidiaries of SMIC. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the Board of Shanghai

Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and Chairman of the Board of Hua Hong Group’s subsidiary Shanghai Hua Hong NEC Electronics Co., Ltd., where he successfully transformed its business model into that of a foundry services company. He was also Chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and Chairman of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang is also the honorary chairman of China Semiconductor Industry Association. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He was a member of the 11th National Committee of the Chinese People’s Political Consultative Conference

Tzu-Yin Chiu Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an independent director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), Chairman of the Board of Semiconductor Manufacturing North China (Beijing) Corporation as well as chairman of the board of directors of Brite Semiconductor Corporation.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu holds 40 semiconductor technology patents with 60 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since 17 June 2013. He was appointed as the Chief Financial Officer of the Company on 17 February 2014. Dr. Gao remains as a director of two subsidiaries of the Company, namely Semiconductor Manufacturing International (Beijing)  Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as chief financial officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology& Industry Holdings Co., Ltd. Dr. Gao is a standing committee member of Accounting Society of China. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia.

Chen Shanzhi Non-Executive Director

Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in domestic and foreign academic conferences and publications, most of which were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Lawrence Juen-Yee Lau Non-Executive Director

Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999 as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development,

Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Economics, Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen — Hong Kong Modern Service Industry Cooperation Zone of Shenzhen, as well as a director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region, and chairman of its Governance Sub-Committees and a member of its Currency Board Sub-Committee, and as an adviser to the Hong Kong — Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also an independent non-executive director of CNOOC Limited and an independent director of Far EasTone Telecommunications Company, Limited.

Zhou Jie Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”) and an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited (“SIHL”). He is a non-executive director of Shanghai Pharmaceuticals Holding Co., Ltd. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has nearly 20 years’ experience in corporate management, investment banking and capital market operation.

Frank Meng Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been in the telecommunications and semiconductor industries for over 20 years. He received his BS degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined 21Vianet Group, Inc. as President in July 2013, where he is responsible for the company’s strategic planning, branding and marketing, government affairs and strategic initiatives. Prior to joining 21Vianet, Mr. Meng served as Senior Vice President and President of Greater China for Motorola Mobility, LLC, a wholly owned subsidiary of Google Inc., where he managed all the aspects of the company’s business and sales operations in mainland China, Hong Kong and Taiwan.  From September 2002  to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. Prior to joining Qualcomm, he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology.

Lip-Bu Tan Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, United Overseas Bank, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Sean Maloney Independent Non-Executive Director

Mr. Sean Maloney has been a Director since 2013. Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co- General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company.

William Tudor Brown Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab)  Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to Feb 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He currently sits on the advisory board of Annapurna Labs. Currently, Mr. Brown is a director of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology.

Datong Chen Alternate Director to Professor Lawrence Juen-Yee Lau

Dr. Datong Chen has been an Alternate Director to Professor Lawrence Juen-Yee Lau, a non- executive Director of the Company, since 2012. Dr. Chen has more than 20 years of investment and operations experience in the communications technology and semiconductor industries. He is the co-founder and managing director of WestSummit Capital Management Limited. Prior to co-founding WestSummit Capital, Dr. Chen was a venture partner at Northern Light Venture Capital, where he led investments in the semiconductor industry. Dr. Chen was also one of the founders of Spreadtrum Communications, Inc. He has been a director of Spreadtrum since 2004, and served as Spreadtrum’s chief technology officer from 2001 to 2008. Prior to that, he co-founded OmniVision Technologies, Inc. and served as vice president of technology from 1995 to 2000. Dr. Chen holds a Bachelor of Science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University, and served as a post-doctoral researcher at both the University of Illinois and Stanford University. He holds over 34 U.S. and European patents.

Li Yonghua Alternate Director to Dr. Chen Shanzhi

Mr. Li Yonghua has been an alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, since October 2013. Mr. Li is currently General Legal Consultant of the China Academy of Telecommunications Technology. From August 2010 till now, Mr. Li has been a director of Datang Telecom Technology Co., Ltd. (a company listed on the Shanghai Stock Exchange). Respectively from June 2011 and December 2011 till now, Mr. Li is also General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd. Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005. He was Legal Manager of Jinbangxin Assets Management Company and Chief Law Officer of Hanwang Technology Co., Ltd. He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010. Mr. Li holds a Bachelor of Law degree from Shandong Normal University and a Master of Law degree from Peking University.

Mr. Tsuyoshi Kawanishi, having reached retirement age, did not offer himself for re- election as a Class III Director and retired as an Independent Non-executive Director upon the conclusion of our annual general meeting held on 13 June 2013 in accordance with Article 90 of our Articles of Association.

Board Committees

Compensation Committee

As of the date of this Offering Circular, the members of our Compensation Committee (“Compensation Committee”) were Mr. Lip-Bu Tan (Chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Group.

The Compensation Committee reports its work, findings and recommendations to the Board periodically but not less than four times per year.

The Compensation Committee meets in person at least four times per year and on such other occasions as may be required to discuss and vote upon significant issues affecting our compensation policy. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings are dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after a Compensation Committee meeting is held, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Audit Committee

As of the date of this Offering Circular, our Audit Committee (“Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (Chairman of Audit Committee), Mr. Zhoujie and Mr. Frank Meng. None of these members has been an executive officer or employee of the Group. In addition to acting as one of our Audit Committee members, Mr. Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with Section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our Audit Committee.

The Audit Committee reports its work, findings and recommendations to the Board regularly. In addition, the Audit Committee meets in person with the our external auditor at least twice a year.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations.  The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

Nomination Committee

As of the date of this Offering Circular, our Nomination Committee (“Nomination Committee”) comprised of Mr. Zhang Wenyi (Chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting.

Strategic Advisory Committee

As of the date of this Offering Circular, our Strategic Advisory Committee (“Strategic Committee”) comprised of Dr. Chen Shanzhi (Chairman of the Strategic Committee), Dr. Tzu-Yin Chiu, Mr. Sean Maloney, Mr. Frank Meng, Mr. William Tudor Brown and Mr. Lip-Bu Tan.

The purpose of the Strategic Committee shall be to assist the Board and our management to evaluate and consider various strategic alternatives. The Board shall reevaluate at an appropriate time any changes in scope and authority of the Strategic Committee.

The Strategic Committee shall consist of members of the Board who will be appointed by, and will serve at the discretion of, the Board. The Strategic Committee shall consist of such number of members as is determined by the Board. The Board may designate one member of the Strategic Committee as its chairperson.

TERMS AND CONDITIONS OF THE BONDS

The following, subject to completion and amendment, and save for the paragraphs in italics, is the text of the Terms and Conditions of the Bonds which will appear on the reverse of each of the definitive certificates evidencing the Bonds:

The issue of the US$200,000,000 aggregate principal amount of Zero Coupon Convertible Bonds due 2018 (the “Bonds”, which term shall include, unless the context requires otherwise, any further bonds issued in accordance with Condition 17 and consolidated and forming a single series therewith) of Semiconductor Manufacturing International Corporation (the “Issuer”) and the right of conversion into Shares (as defined in Condition 6(A)(iv)) was authorised by the Board of Directors of the Issuer on 22 October 2013. The Bonds are constituted by the trust deed ((as amended or supplemented from time to time) the “Trust Deed”) to be dated on or about 7 November 2013 (the “Issue Date”) between the Issuer and The Bank of New York Mellon, London Branch (the “Trustee”, which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders (as defined below) of the Bonds. These terms and conditions (the “Conditions”) include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bonds. The Bondholders (as defined below) are entitled to the benefit of, and are bound by, and are deemed to have notice of, all of the provisions of the Trust Deed, and are deemed to have notice of those provisions applicable to them of the agency agreement dated on or about 7 November 2013 (the “Agency Agreement”) relating to the Bonds between the Issuer, the Trustee, The Bank of New York Mellon, London Branch, as principal paying agent and principal conversion agent (collectively, the “Principal Agent”), The Bank of New York Mellon (Luxembourg) S.A., as registrar (the “Registrar”) and as transfer agent (the “Transfer Agent”) and the other paying agents, conversion agents and transfer agents appointed under it (each a “Paying Agent”, a “Conversion Agent”, a “Transfer Agent” and, together with the Registrar, the Transfer Agent and the Principal Agent, the “Agents” and which shall, where applicable, include the Singapore Agent (as defined in Condition 7)) relating to the Bonds. References to the “Principal Agent”, the “Registrar”, the “Transfer Agent” and “Agents” below are references to the principal agent, the registrar, the transfer agent and the agents for the time being for the Bonds.

Copies of the Trust Deed and of the Agency Agreement are available for inspection during usual business hours at the principal office for the time being of the Trustee (presently at 40th Floor, One Canada Square, London E14 5AL, United Kingdom) and at the specified offices for the time being of each of the Agents.

Unless otherwise defined, terms used in these Conditions have the meanings specified in the Trust Deed. In these Conditions, “Bondholder” and (in relation to a Bond) “holder” mean the person in whose name a Bond is registered.

1                         Form, Denomination and Title

(A)               Form and Denomination

The Bonds are in registered form in the denomination of US$200,000 and integral multiples of US$100,000 in excess thereof (an “Authorised Denomination”). A bond certificate (each a “Certificate”) will be issued to each Bondholder in respect of its registered holding of Bonds. Each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders (the “Register”) which the Issuer will procure to be kept by the Registrar.

Upon issue, the Further Bonds will be represented by a Further Global Certificate registered in the name of a nominee of, and deposited with a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, socie´te´ anonyme. The Conditions are modified by certain provisions contained in the Further Global Certificate. See “The Global Certificate”.

Except in the limited circumstances described in the Global Certificate, owners of interests in Bonds represented by the Global Certificate will not be entitled to receive definitive Certificates in respect of their individual holdings of Bonds. The Bonds are not issuable in bearer form.

(B)               Title

Title to the Bonds will pass only by transfer and registration in the Register as described in Condition 3. The holder of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder.

2                         Status

The Bonds constitute direct, unconditional, unsubordinated and (subject to Condition 4) unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

3                         Transfers of Bonds; Issue of Certificates

(A)               Register

The Issuer will cause the Register to be kept at the specified office of the Registrar outside the United Kingdom and Hong Kong and in accordance with the terms of the Agency Agreement on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers, redemptions and conversions of the Bonds. Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding of Bonds.

(B)               Transfer

Bonds may, subject to Conditions 3(E) and 3(F) and the terms of the Agency Agreement, be transferred in whole or in part in an Authorised Denomination by delivery of the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of either the Registrar or any of the Transfer Agents, together with such evidence as the Registrar or such Transfer Agent may reasonably require to prove the title of the transfer and the authority of the individuals who have executed the form of transfer. In the case of a transfer of part only of a holding of Bonds (being that of one or more Bonds) represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the holding not transferred shall be issued to the transferor. In the case of a transfer of Bonds to a person who is already a holder of Bonds, a new Certificate representing the enlarged holding shall only be issued against surrender of the Certificate representing the existing holding. No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

Transfers of interests in the Bonds evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems. No transfer of title to a Bond will be valid unless and until entered on the Register.

(C)               Delivery of New Certificates

Each new Certificate to be issued upon a transfer of Bonds will, within three business days of receipt by the Registrar or, as the case may be, any other relevant Agent of the original Certificate and the form of transfer duly completed and signed, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to the address specified in the form of transfer.

Except in the limited circumstances described herein (see “The Global Certificate”), owners of interests in the Bonds will not be entitled to receive physical delivery of Certificates.

Where only part of a principal amount of the Bonds (being that of one or more Bonds) in respect of which a Certificate is issued is to be transferred, converted, redeemed or repurchased, a new Certificate in respect of the Bonds not so transferred, converted, redeemed or repurchased will, within five business days of delivery of the original Certificate to the Registrar or, as the case may be, any other relevant Agent, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred, converted, redeemed or repurchased (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

For the purposes of this Condition 3 and Condition 6, “business day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in the city in which the specified office of the Registrar (if a Certificate is deposited with it in connection with a transfer or conversion) or the relevant Transfer Agent, with whom a Certificate is deposited in connection with a transfer or conversion, is located.

(D)              Formalities Free of Charge

Subject to Conditions 3(E) and 3(F), registration of a transfer of Bonds and issuance of new Certificates will be effected without charge by or on behalf of the Issuer, the Registrar or any Transfer Agent, but upon payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(E)               Restricted Transfer Periods

No Bondholder may require the transfer of a Bond to be registered (a) during the period of seven days ending on (and including) the dates for payment of any principal pursuant to the Conditions; (b) after a Conversion Notice (as defined in Condition 6(B)(i)) has been delivered with respect to a Bond; or (c) after a Relevant Event Put Exercise Notice (as defined in Condition 8(D)) has been deposited in respect of such Bond pursuant to Condition 8(D). Each such period is a “Restricted Transfer Period”.

(F)                Regulations

All transfers of Bonds and entries on the Register will be made in accordance with the detailed regulations concerning transfers of Bonds scheduled to the Agency Agreement. The regulations may be changed with agreement between the Issuer, the Registrar and the Trustee. A copy of the current regulations will be made available by the Registrar to any Bondholder upon request.

4                         Negative Pledge

So long as any Bond remains outstanding (as defined in the Trust Deed), the Issuer will not, and will ensure that none of its Principal Subsidiaries will create, or have outstanding, any mortgage, charge, lien, pledge or other security interest (each a “Charge”) (other than a security interest arising by operation of law or a Permitted Charge) upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness, or any guarantee or indemnity in respect of any Relevant Indebtedness, unless at the same time or prior thereto according to the Bonds:

(a)                 the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity; or

(b)                such other security as either (x) the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Bondholders or (y) shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

In these Conditions:

“Permitted Charge” means:

(i)                     any Charge over any assets (or related documents of title) purchased by the Issuer or any of its Subsidiaries as security for all or part of the purchase price of such assets and any substitute security created on those assets in connection with the refinancing (together with interest, fees and other charges attributable to such refinancing) of the indebtedness secured on those assets; or

(ii)                  any Charge over any assets (or related documents of title) purchased by the Issuer or any of its Subsidiaries subject to such Charge and any substitute security created on those assets in connection with the refinancing (together with the interest, fees and other charges attributable to such refinancing) of the indebtedness secured on those assets;

“Principal Subsidiary” means any Subsidiary of the Issuer:

(a)                 whose gross revenues (consolidated in the case of a Subsidiary which has Subsidiaries) attributable to the Issuer, as shown by its latest audited profit and loss account are at least 10 per cent. of the consolidated gross revenues as shown by the latest published audited profit and loss account of the Issuer and its consolidated Subsidiaries, including, for the avoidance of doubt, the Issuer and its consolidated Subsidiaries’ share of revenues of Subsidiaries not consolidated and of associated entities and after adjustments for minority interests; or

(b)                whose gross assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) attributable to the Issuer, as shown by its latest audited balance sheet, are at least 10 per cent. of the consolidated gross assets of the Issuer and its Subsidiaries as shown by the latest published audited consolidated balance sheet of the Issuer and its Subsidiaries, including the investment of the Issuer and its consolidated Subsidiaries in each Subsidiary whose accounts are not consolidated with the consolidated audited accounts of the Issuer and of associated companies and after adjustment for minority interests;

provided that, in relation to paragraphs (a) and (b) above of this definition:

(i)                     in the case of a corporation or other business entity becoming a Subsidiary after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer and its Subsidiaries for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the relevant corporation or other business entity becomes a Subsidiary are published be deemed to be a reference to the then latest consolidated audited accounts of the Issuer and its Subsidiaries adjusted to consolidate the latest audited accounts (consolidated in the case of a Subsidiary which itself has Subsidiaries) of such Subsidiary in such accounts;

(ii)                  if at any relevant time in relation to the Issuer or any Subsidiary which itself has Subsidiaries no consolidated accounts are prepared and audited, gross revenue or gross assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by the Issuer for the purposes of preparing a certificate thereon to the Trustee;

(iii)               if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross revenue or gross assets (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Subsidiary prepared for this purpose by the Issuer for the purposes of preparing a certificate thereon to the Trustee; and

(iv)              if the accounts of any subsidiary (not being a Subsidiary referred to in proviso (i) above) are not consolidated with those of the Issuer, then the determination of whether or not such subsidiary is a Principal Subsidiary shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts (determined on the basis of the foregoing) of the Issuer; or

(c)                 to which is transferred all or substantially all of the business, undertaking and assets of another Subsidiary which immediately prior to such transfer is a Principal Subsidiary, whereupon (A) in the case of a transfer by a Principal Subsidiary, the transferor Principal Subsidiary shall immediately cease to be a Principal Subsidiary and (B) the transferee Subsidiary shall immediately become a Principal Subsidiary, provided that on or after the date on which the relevant financial statements for the financial period current at the date of such transfer are published, whether such transferor Subsidiary or such transferee Subsidiary is or is not a Principal Subsidiary shall be determined pursuant to the provisions of the sub-paragraphs above.

A certificate prepared by a director or an authorised representative of the Issuer, stating that in his or her opinion, a Subsidiary is or is not, or was or was not, a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties;

“Relevant Indebtedness” means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock, bearer participation certificates, depositary receipts, certificates of deposit or other similar securities or instruments which for the time being are, or are intended to be or are capable of being, quoted, listed, dealt in or traded on any stock exchange or over-the-counter or other securities market but shall not include any financing of the acquisition of assets if (i) by the terms of such financing it is expressly provided that the holders of the resulting indebtedness shall look to the assets financed and the revenues to be generated by the operation of, or loss of or damage to, such assets as the sole source of repayment for the moneys advanced and payment of interest thereon and (ii) such financing is not guaranteed by the Issuer or any of its Subsidiaries. For the avoidance of doubt, any loans raised by the Issuer or any of its Subsidiaries under a bilateral or syndicated loan agreement are not included in this definition of “Relevant Indebtedness”; and

a “Subsidiary” of any person means (a) any company or other business entity of which that person owns or controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity, or (b) any company or other business entity which at any time has its accounts consolidated with those of that person or which, under the law, regulations or generally accepted accounting principles of the jurisdiction of incorporation of such person from time to time, should have its accounts consolidated with those of that person.

5                         Interest

The Bonds do not bear interest unless, upon due presentation thereof, payment of principal or premium (if any) is improperly withheld or refused. In such event, such unpaid amount shall bear interest at the rate of 2.0 per cent. per annum (both before and after judgment) until whichever is the earlier of (a) the day on which all sums due in respect of such Bond up to that day are received by or on behalf of the relevant holder and (b) the day seven days after the Trustee or the Principal Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions).  If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

6                         Conversion

(A)               Conversion Right

(i)                     Conversion Period: Subject as provided in these Conditions, each Bond shall entitle the holder to convert such Bond into Shares (as defined in Condition 6(A)(iv)) credited as fully paid at any time during the Conversion Period referred to below (the “Conversion Right”).

Subject to and upon compliance with the Conditions, the Conversion Right in respect of a Bond may be exercised, at the option of the holder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) on or after 18 December 2013 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date falling seven days prior to the Maturity Date (as defined in Condition 8(A)) (both days inclusive) (but, except as provided in Condition 6(A)(iii), in no event thereafter) or, if such Bond shall have been called for redemption by the Issuer before the Maturity Date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive and in the place aforesaid) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holder of such Bond pursuant to Condition 8(D) or Condition 8(E) then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice (the “Conversion Period”).

The price at which Shares will be issued upon exercise of a Conversion Right (the “Conversion Price”) will initially be HK$0.7965 per Share, but will be subject to adjustment in the manner described in Condition 6(C).

The number of Shares to be issued on exercise of a Conversion Right shall be determined by dividing the principal amount of the Bonds to be converted (translated into Hong Kong dollars at the fixed rate of HKD7.7532 = US$1.00) (the “Fixed Exchange Rate”) by the Conversion Price in effect on the relevant Conversion Date (as defined below). A Conversion Right may only be exercised in respect of one or more Bonds. If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

(ii)                  Fractions of Shares: Fractions of Shares will not be issued on conversion and no cash payment or other adjustment will be made in lieu thereof. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Shares to be issued on conversion are to be registered in the same name, the number of such Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Bonds being so converted and rounded down to the nearest whole number of Shares. Notwithstanding the foregoing, in the event of a consolidation or re-classification of Shares by operation of law or otherwise occurring after 24 October 2013 which reduces the number of Shares outstanding, the Issuer will upon conversion of Bonds pay in cash (in US dollars) a sum equal to such portion of the principal amount of the Bond or Bonds evidenced by the Certificate deposited in connection with the exercise of Conversion Rights, aggregated as provided in Condition 6(A)(i), as corresponds to any fraction of a Share not issued as a result of such consolidation or re-classification aforesaid if such sum exceeds US$10. Any such sum shall be paid not later than five Stock Exchange Business Days (as defined in Condition 6(B)(i)) after the relevant Conversion Date by a US dollar denominated cheque drawn on, or by transfer to a US dollar account maintained by the payee with, a bank in New York City, in accordance with instructions given by the relevant Bondholder in the Conversion Notice.

(iii)               Revival and/or survival after Default: Notwithstanding the provisions of Condition 6(A)(i), if (a) the Issuer shall default in making payment in full in respect of any Bond which shall have been called or put for redemption on the date fixed for redemption thereof; (b) any Bond has become due and payable prior to the Maturity Date by reason of the occurrence of any of the events under Condition 10; or (c) any Bond is not redeemed on the Maturity Date in accordance with Condition 8(A), the Conversion Right attaching to such Bond will revive and/or will continue to be exercisable up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Principal Agent or the Trustee and notice of such receipt has been duly given to the Bondholders in accordance with Condition 11 and notwithstanding the provisions of Condition 6(A)(i), any Bond in respect of which the Certificate and Conversion Notice (as defined in Condition 6(B)(i)) are deposited for conversion prior to such date shall be converted on the relevant Conversion Date (as defined in Condition 6(B)(i)) notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Principal Agent or the Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(iv)              Meaning of “Shares”: As used in these Conditions, the expression “Shares” means ordinary shares of par value US$0.0004 each of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Issuer.

(B)               Conversion Procedure

(i)                     Conversion Notice: To exercise the Conversion Right attaching to any Bond, the holder thereof must complete, execute and deposit at his own expense during the Conversion Period at the specified office of any Conversion Agent during its usual business hours a duly completed and signed notice of conversion (a “Conversion Notice”) in the form (for the time being current) obtainable from the specified office of each Agent, together with the relevant Certificate and confirmation that any amounts required to be paid by the Bondholder under Condition 6(B)(ii) have been so paid. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Conversion Agent to whom the relevant Conversion Notice is delivered is located.

If such deposit is made after the end of normal business hours or on a day which is not a business day in the place of the specified office of the relevant Conversion Agent, such deposit shall be deemed for all purposes of these Conditions to have been made on the next following such business day. A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents in writing to such withdrawal.

Any determination as to whether any Conversion Notice has been duly completed and properly delivered shall be made by the relevant Conversion Agent and shall, save in the case of manifest error, be conclusive and binding on the Issuer, the Trustee, the Conversion Agents and the relevant Bondholder.

Conversion Rights may only be exercised in respect of an Authorised Denomination.

The conversion date in respect of a Bond (the “Conversion Date”) shall be deemed to be the Stock Exchange Business Day (as defined below) immediately following the date of the surrender of the Certificate in respect of such Bond and delivery of such Conversion Notice to the Conversion Agent and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right.

“Stock Exchange Business Day” means any day (other than a Saturday or Sunday) on which Relevant Stock Exchange (as defined in Condition 6(F) below), as the case may be, is open for the business of dealing in securities.

(ii)                  Stamp Duty etc.: A Bondholder exercising Conversion Rights must pay directly to the relevant authorities any taxes or capital, stamp, issue and registration and transfer taxes and duties (“Duties”) arising on such exercise (other than any Duties payable in Cayman Islands and Hong Kong and, if relevant, in the place of the Alternative Stock Exchange, by the Issuer in respect of the allotment and issue of Shares and listing of the Shares on the Relevant Stock Exchange on conversion) (the “Taxes”). The Issuer will pay all other expenses arising on the issue of Shares on conversion of Bonds. The Bondholder (and, if different, the person to whom the Shares are to be issued) must declare in the relevant Conversion Notice that any amounts payable to the relevant tax authorities in settlement of Taxes payable pursuant to this Condition 6(B)(ii) have been paid.

If the Issuer shall fail to pay any Duties and/or Taxes payable for which it is responsible as provided above, the relevant holder shall be entitled to tender and pay the same and the Issuer as a separate and independent stipulation, covenants to reimburse and indemnify each Bondholder in respect of any payment thereof and any penalties payable in respect thereof.

Such Bondholder must also pay all, if any, taxes imposed on it and arising by reference to any disposal or deemed disposal of a Bond or interest therein in connection with the exercise of Conversion Rights by it.

Neither the Trustee nor any of the Agents shall be responsible to Bondholders or any other person or paying any Duties, Taxes, expenses or other amounts referred to in this Condition 6(B)(ii) or for determining whether such Duties are payable or the amount thereof and shall not be responsible or liable for any failure by the Issuer or any Bondholder to pay such Duties, Taxes, expenses or other amounts.

(iii)               Registration: Upon exercise by a Bondholder of its Conversion Right and compliance with Conditions 6(B)(i) and 6(B)(ii), the Issuer will, as soon as practicable, and in any event not later than five days after the Conversion Date, register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Shares in the Issuer’s share register in Hong Kong and will, if the Bondholder has also requested in the Conversion Notice and to the extent permitted under applicable law and the rules and procedures of the Central Clearing and Settlement System of Hong Kong (“CCASS”) effective from time to time, take all necessary action to procure that Shares are delivered through CCASS for so long as the Shares are listed on the HKSE; or will make such certificate or certificates available for collection at the office of the Issuer’s share registrar in Hong Kong (currently Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) notified to Bondholders in accordance with Condition 11 or, if so requested in the relevant Conversion Notice, will cause its share registrar to mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any other securities, property or cash required to be delivered upon conversion of the Bonds and such assignments and other documents (if any) as may be required by law to effect the transfer thereof, in which case a single share certificate will be issued in respect of all Shares issued on conversion of Bonds subject to the same Conversion Notice and which are to be registered in the same name.

The crediting of the Shares to the relevant securities account of the converting Bondholder will be deemed to satisfy the Issuer’s obligation to pay the principal on such converted Bonds.

If the Conversion Date in relation to the conversion of any Bond shall be after the record date for any issue, distribution, grant, offer or other event as gives rise to the adjustment of the Conversion Price pursuant to Condition 6(C), but before the relevant adjustment becomes effective under the relevant Condition (a “Retroactive Adjustment”), upon the relevant adjustment becoming effective the Issuer shall procure the issue to the converting Bondholder (or in accordance with the instructions contained in the Conversion Notice (subject to applicable exchange control or other laws or other regulations)), such additional number of Shares (“Additional Shares”) as is, together with Shares to be issued on conversion of the Bond(s), equal to the number of Shares which would have been required to be issued on conversion of such Bond if the relevant adjustment to the Conversion Price had been made and become effective on or immediately after the relevant record date and in such event and in respect of such Additional Shares references in this Condition 6(B)(iii) to the Conversion Date shall be deemed to refer to the date upon which the Retroactive Adjustment becomes effective (notwithstanding that the date upon which it becomes effective falls after the end of the Conversion Period).

The person or persons specified for that purpose in the Conversion Notice will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Issuer’s register of members (the “Registration Date”).

The Shares issued upon exercise of Conversion Rights will be fully paid and will in all respects rank pari passu with the fully paid Shares in issue on the relevant Registration Date except for any right excluded by mandatory provisions of applicable law and except that such Shares will not rank for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions or payments the record or other due date for the establishment of entitlement for which falls prior to the relevant Registration Date.

If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any Retroactive Adjustment of the Conversion Price referred to in this Condition 6(B)(iii) prior to the time such Retroactive Adjustment shall have become effective), the Issuer will calculate and pay to the converting Bondholder or his designee an amount in US dollars (the “Equivalent Amount”) converted at the Prevailing Rate (as defined below) equal to the Fair Market Value (as defined below) of such dividend or other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid by a US dollar denominated cheque drawn on, or by transfer to a US dollar account maintained by the payee with, a bank in New York City, in accordance with instructions given by the relevant Bondholder in the Conversion Notice.

(iv)              No Issue of Shares if in breach of the rules of a Relevant Stock Exchange: The Issuer is not obliged to issue Shares in satisfaction of the Conversion Right if by doing so it will be in breach of its obligations under any rules of a Relevant Stock Exchange.

(C)               Adjustments to Conversion Price

The Conversion Price will be subject to adjustment as follows:

(1)                 Consolidation, Reclassification or Subdivision:

Adjustment: If and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation, reclassification or subdivision, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such alteration by the following fraction:

A
B

where:

A                       is the nominal amount of one Share immediately after such alteration; and

B                       is the nominal amount of one Share in issue immediately before such alteration.

Effective Date of Adjustment: Such adjustment shall become effective on the date the alteration takes effect.

(2)                 Capitalisation of Profits or Reserves:

(i)                     Adjustment: If and whenever the Issuer shall issue any Shares credited as fully paid to the holders of Shares (the “Shareholders”) by way of capitalisation of profits or reserves (including, Shares paid up out of distributable profits or reserves and/or share premium account) (except any Scrip Dividend) and which would not have constituted a Distribution (as defined in Condition 6(F)), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

A
B

where:

A                      is the aggregate nominal amount of the issued Shares immediately before such issue; and

B                      is the aggregate nominal amount of the issued Shares immediately after such issue.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares, or if a record date is fixed therefor, immediately after such record date.

(ii)                  Adjustment: In the case of an issue of Shares by way of a Scrip Dividend where the Current Market Price (as defined in Condition 6(F)) on the date of announcement of the terms of the issue of such Shares multiplied by the number of such Shares issued exceeds the amount of the Relevant Cash Dividend (as defined in Condition 6(F)) or the relevant part thereof and which would not have constituted a Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the issue of such Shares by the following fraction:

A + B
A + C

where:

A                      is the aggregate number of Shares in issue immediately before such Scrip Dividend;

B                      is the aggregate number of Shares which the Relevant Cash Dividend would purchase at such Current Market Price; and

C                      is the aggregate number of Shares issued pursuant to such Scrip Dividend;

or by making such other adjustment to the Conversion Price to give effect to the foregoing as an Independent Investment Bank shall certify to the Bondholders is fair and reasonable.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

(3)                 Distributions:

Adjustment: If and whenever the Issuer shall pay or make any Distribution to Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such Distribution by the following fraction:

A – B
A

where:

A                      is the Current Market Price of one Share on the date on which the Distribution is publicly announced; and

B                      is the Fair Market Value on the date of such announcement of the portion of the Distribution in Hong Kong dollars attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the date that such Distribution is actually made or if a record date is fixed therefor, immediately after such record date.

(4)                 Rights Issues of Shares or Options over Shares:

Adjustment: If and whenever the Issuer shall issue Shares to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares or any securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Shares (or shall grant any such rights in respect of existing securities so issued), in each case at less than 90 per cent. of the Current Market Price per Share on the date of the first public announcement of the terms of the issue or grant of such Shares, options, warrants or other rights (and notwithstanding that the relevant issue may be or be expressed to be subject to Shareholder or other approvals or consents or other contingency or event occurring or not occurring), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

A + B
A + C

where:

A                      is the aggregate number of Shares in issue immediately before such announcement;

B                      is the number of Shares which the aggregate consideration (if any) receivable for the Shares issued by way of rights, or for the securities issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Shares deliverable on the exercise thereof would purchase at such Current Market Price per Share; and

C                      is the aggregate number of Shares to be issued or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights or upon conversion or exchange or exercise of rights of subscription or purchase in respect thereof at the initial conversion, exchange, subscription or purchase price or rate.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be) or where a record date is set, the first date on which the Shares are traded ex-rights, ex-options or ex-warrants, as the case may be on the Relevant Stock Exchange.

(5)                 Rights Issues of Other Securities:

Adjustment: If and whenever the Issuer shall issue securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares) to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for, purchase or otherwise acquire any securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

A – B
A

where:

A                      is the Current Market Price of one Share on the date on which such issue or grant is publicly announced; and

B                      is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of the securities, or issue or grant of such rights, options or warrants (as the case may be) or where a record date is set, the first date on which the Shares are traded ex-rights, ex- options or ex-warrants as the case may be on the Relevant Stock Exchange.

(6)                 Issues at less than Current Market Price:

Adjustment: If and whenever the Issuer shall issue (otherwise than as mentioned in Condition 6(C)(4)) any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, or purchase of Shares) or issue or grant (otherwise than as mentioned in Condition 6(C)(4)) any options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares (other than the Bonds), in each case at less than 90 per cent. of the Current Market Price on the date of the first public announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

A + B
A + C

where:

A                      is the aggregate number of Shares in issue immediately before the issue of such additional Shares or the issue or grant of such options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares;

B                      is the number of Shares which the aggregate consideration (if any) receivable for the issue of such additional Shares or, as the case may be, for the Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Share; and

C                      is the number of Shares to be issued pursuant to such issue of Shares or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

References to additional Shares in the above formula shall, in the case of an issue by the Issuer of options, warrants or other rights to subscribe for or purchase Shares, mean such Shares to be issued assuming that such options, warrants or other rights are exercised in full at the initial exercise price on the date of issue of such options, warrants or other rights.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the grant of such options, warrants or other rights.

(7)                 Other Issues at less than Current Market Price:

Adjustment: If and whenever the Issuer or any of its Subsidiaries (otherwise than as mentioned in Conditions 6(C)(4), 6(C)(5) or 6(C)(6)), or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries), any other company, person or entity shall issue wholly for cash or for no consideration any Securities (other than the Bonds, which term shall for this purpose exclude any further bonds issued pursuant to Condition 17) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Shares (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Shares, and the consideration per Share receivable upon conversion, exchange, subscription or redesignation is less than 90 per cent. of the Current Market Price per Share on the date of the first public announcement of the terms of issue of such securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

A + B
A + C

where:

A                      is the aggregate number of Shares in issue immediately before such issue or grant;

B                      is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or up on exercise of the right of subscription attached to such securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Share; and

C                      is the maximum number of Shares to be issued or otherwise made available on conversion or exchange of such securities up or on the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Shares which may be issued or arise from any such redesignation.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such securities or, as the case may be, the grant of such rights.

(8)                 Modification of Rights of Conversion etc.:

Adjustment: If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities (other than the Bonds) as are mentioned in Condition 6(C)(7) (other than in accordance with the terms (including terms as to adjustment) applicable to such securities upon issue) so that following such modification the consideration per Share (for the number of Shares available on conversion, exchange or subscription following the modification) is less than 90 per cent. of the Current Market Price per Share on the date of the first public announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction:

A + B
A + C

where:

A                      is the aggregate number of Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for, or purchase or acquisition of, Shares which have been issued, purchased or acquired by the Issuer or any of its Subsidiaries (or at the direction or request or pursuant to any arrangements with the Issuer or any of its Subsidiaries) for the purposes of or in connection with such Securities, less the number of such Shares so issued, purchased or acquired);

B                      is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription, purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange, subscription, purchase or acquisition price or rate of such Securities; and

C                      is the maximum number of Shares which may be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription, purchase or acquisition price or rate but giving credit in such manner as an Independent Investment Bank shall consider appropriate (if at all) for any previous adjustment under this Condition 6(C)(8) or Condition 6(C)(7).

Effective Date of Adjustment: Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

(9)                 Other Offers to Shareholders:

Adjustment: If and whenever the Issuer or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries) any other company, person or entity shall offer any securities in connection with which Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under Conditions 6(C)(2), 6(C)(3), 6(C)(4), 6(C)(5), 6(C)(6) or 6(C)(7)), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the making of such offer by the following fraction:

A – B
A

where:

A                      is the Current Market Price of one Share on the date on which such issue is first publicly announced; and

B                      is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue, sale or delivery of the securities.

(10)          Other Events:

Adjustment: If the Issuer (after consultation with the Trustee) determines that an adjustment should be made to the Conversion Price as a result of one or more circumstances not referred to in this Condition 6(C) (even if the relevant circumstance is specifically excluded from the operation of Conditions 6(C)(1) to 6(C)(9) (both inclusive)), the Issuer shall, at its own expense and acting reasonably, request an Independent Investment Bank to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, and the date on which such adjustment (if any) should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this Condition 6(C)(10) if such Independent Investment Bank is so requested to make such a determination.

(11) Exclusion:

No adjustment shall be made to the Conversion Price if (a) any Bonds are offered, issued or granted to Datang Telecom Technology & Industry Holdings Co., Ltd., Country Hill Limited, Shanghai Industrial Investment (Holdings) Corporation or any of their respective affiliates or any other connected persons (as defined in under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited) of the Issuer and (b) such offer, issue or grant is made on substantially the same terms and conditions as the issue of the Bonds.

(D)              Undertakings

The Issuer has undertaken in the Trust Deed, inter alia, that so long as any Bond remains outstanding, save with the approval of an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders or with the approval of the Trustee where, in the opinion of the Trustee, it is not materially prejudicial to the interests of Bondholders to give such approval:

(i)                     it will use its best endeavours (a) to maintain a listing for all the issued Shares on the HKSE, and (b) to obtain and maintain a listing for all the Shares issued on the exercise of the Conversion Rights attaching to the Bonds on the HKSE, and (c) if the Issuer is unable to obtain or maintain such listing, to use its best endeavours to obtain and maintain a listing for all the issued Shares on an Alternative Stock Exchange as the Issuer may from time to time determine (and notify in writing to the Trustee) and will forthwith give notice to the Bondholders in accordance with Condition 11 of the listing or delisting of the Shares (as a class) by any of such stock exchange;

(ii)                  it will use its best endeavours to maintain the listing of the Bonds on the SGX-ST and if the Issuer is unable to maintain such listing or such listing is unduly onerous, to use its best endeavours to obtain and maintain a listing on another internationally recognised stock exchange as the Issuer may from time to time determine (with the prior written consent of the Trustee) and will forthwith give notice to the Bondholders in accordance with Condition 11 of the listing or delisting of the Bonds by any such stock exchange;

(iii)               it will pay the expenses of the issue of, and all expenses of obtaining listing for, Shares arising on conversion of the Bonds (save for any Taxes specified in Condition 6(B)(ii));

(iv)              it will not make any reduction of its ordinary share capital or any uncalled liability in respect thereof except:

(a)                in the event of a reduction in the share premium account, capital redemption reserve fund or any other part of its share capital for the purposes of offsetting any accumulated loss or any deficit in retained earnings, where such reduction is permitted by applicable law so long as there is no change to the number of Shares in issue as a result of such reduction; or

(b)               in all other capital reductions, where the reduction is permitted by applicable law and results in (or would, but for the provision of these Conditions relating to rounding or the carry forward of adjustments, result in) an adjustment to the Conversion Price or is otherwise taken into account for the purposes of determining whether such an adjustment should be made.

In the Trust Deed, the Issuer has also undertaken with the Trustee that so long as any Bond remains outstanding:

(i)                     it will reserve, free from any other pre-emptive or other similar rights, out of its authorised but unissued ordinary share capital the full number of Shares liable to be issued on conversion of the Bonds from time to time remaining outstanding and shall ensure that all Shares delivered on conversion of the Bonds will be duly and validly issued as fully-paid; and

(ii)                  it will not make any offer, issue, grant or distribute or take any action the effect of which would be to reduce the Conversion Price below the par value of the Shares, provided always that the Issuer shall not be prohibited from purchasing its Shares to the extent permitted by law.

The Issuer has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

(E)               Provisions Relating to Changes in Conversion Price

(i)                     Minor adjustments: On any adjustment, the resultant Conversion Price, if not an integral multiple of one Hong Kong cent, shall be rounded down to the nearest Hong Kong cent. No adjustment shall be made to the Conversion Price if such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made. Notice of any adjustment shall be given by the Issuer to Bondholders in accordance with Condition 11 and to the Trustee promptly after the determination thereof.

(ii)                  Decision of an Independent Investment Bank: If any doubt shall arise as to whether an adjustment falls to be made to the Conversion Price or as to the appropriate adjustment to the Conversion Price, and following consultation between the Issuer and an Independent Investment Bank, a written opinion of such Independent Investment Bank in respect thereof shall be conclusive and binding on the Issuer, the Bondholders and the Trustee, save in the case of manifest error.

(iii)               Minimum Conversion Price: Notwithstanding the provisions of this Condition 6 the Conversion Price shall not in any event be reduced to below the nominal or par value of the Shares as a result of any adjustment hereunder unless under applicable law then in effect the Bonds may be converted at such reduced Conversion Price into legally issued, fully paid and non assessable Shares.

(iv)              Reference to “fixed”: Any references herein to the date on which a consideration is “fixed” shall, where the consideration is originally expressed by reference to a formula which cannot be expressed as an actual cash amount until a later date, be construed as a reference to the first day on which such actual cash amount can be ascertained.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of an Independent Investment Bank, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such Independent Investment Bank to be in its opinion appropriate in order to give such intended result.

(v)                 Share Option Schemes: No adjustment will be made to the Conversion Price when Shares or other securities (including rights or options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees (including directors) of the Issuer or any of its Subsidiaries pursuant to any employee share scheme or plan (and which employee share scheme or plan is in compliance with the listing rules of the Relevant Stock Exchange).

(vi)              Upward/downward adjustment: No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation or re- classification of the Shares as referred to in Condition 6(C)(1) above. The Issuer may at any time and for a specified period of time only, following notice being given to the Trustee and the Bondholders in accordance with Condition 11, reduce the Conversion Price, subject to Condition 6(E)(iii).

(vii)           Trustee not obliged to Monitor: Neither the Trustee nor any Agent shall be under any duty to monitor whether any event or circumstance has happened or exists which may require an adjustment to be made to the Conversion Price or to make any calculation (or verification thereof) in connection with the Conversion Price and will not be responsible to Bondholders for any loss arising from any failure by it to do so or for any delay by the Issuer in making a determination or any erroneous determination in connection with the Conversion Price, without prejudice to its duties owed to the Issuer.

(viii)        Notice of Change in Conversion Price: The Issuer shall give notice to the Bondholders in accordance with Condition 11 and, for so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, the Issuer shall also give notice to the SGX-ST of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

(F)                Definitions

For the purposes of these Conditions:

“Alternative Stock Exchange” means at any time, in the case of the Shares, if they are not at that time listed and traded on the HKSE, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

“Closing Price” for the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

“Current Market Price” means, in respect of a Share on a particular date, the average of the daily Closing Prices of one Share on each of the 10 consecutive Trading Days ending on and including (i) the Trading Day immediately preceding such date or (ii) if the relevant announcement was made after the close of trading on such date (being a Trading Date), such date of announcement; provided that if at any time during such 10 Trading Day period the Shares shall have been quoted ex-dividend (or ex-any other entitlement) and during some other part of that period the Shares shall have been quoted cum-dividend (or cum- any other entitlement) then:

(a)                 if the Shares to be issued or transferred and delivered do not rank for the dividend (or entitlement) in question, the Closing Price on the dates on which the Shares shall have been based on a price cum-dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such dividend or entitlement per Share; or

(b)                if the Shares to be issued or transferred and delivered rank for the dividend or entitlement in question, the Closing Price on the dates on which the Shares shall have been based on a price ex dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by the Fair Market Value of any such dividend or entitlement per Share;

and provided that:

(i)                    if on each of the said 10 Trading Days the Shares have been quoted a price cum-dividend (or cum- any other entitlement) in respect of a dividend (or other entitlement) which has been declared or announced but the Shares to be issued or transferred and delivered do not rank for that dividend (or other entitlement), the Closing Price on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such dividend or entitlement per Share in any such case determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit;

(ii)                 if the Closing Price of a Share is not available on one or more of the said 10 Trading Days (disregarding for this purpose the proviso to the definition of Closing Price), then the average of such Closing Prices which are available in that 10 Trading Day period shall be used (subject to a minimum of two such prices) and if only one, or no, such Closing Price is available in the relevant period the Current Market Price shall be determined by an Independent Investment Bank; and

(iii)              in making any calculation or determination of Current Market Price in relation to an issue of Shares, other securities or options, rights or warrants for shares or other securities which are issued offered, allotted, appropriated, modified or granted in connection (partly or fully) with any merger or acquisition, each reference above to 10 consecutive Trading Days shall be to 30 consecutive Trading Days.

In making any calculation or determination of Current Market Price, such adjustments (if any) shall be made as an Independent Investment Bank considers appropriate to reflect any consolidation or sub-division of the Shares or any issue of Shares by way of capitalisation of profits or reserves, or any like or similar event.

“Determination Business Day” means a day (other than a Saturday or a Sunday) on which commercial banks are open for general business (including dealings in foreign exchange) in Hong Kong and in New York City.

“Determination Date” means the day which is two Determination Business Days before the relevant date of announcement of dividends or other distribution by the Issuer.

“Distribution” means (i) any distribution of assets in specie by the Issuer for any financial period whenever paid or made and however described (and for these purposes a distribution of assets in specie includes without limitation an issue of Shares or other securities credited as fully or partly paid (other than Shares credited as fully paid) by way of capitalisation of reserves, but excludes a Scrip Dividend adjusted for under Condition 6(C)(2)(ii)); and (ii) any cash dividend or distribution (including, without limitation, the relevant cash amount of a Scrip Dividend) of any kind by the Issuer for any financial period (whenever paid and however described) translated into Hong Kong dollars at the Prevailing Rate as at the date such distribution under (i) and/or (ii) of this definition is announced. In making any such calculation, such adjustments (if any) shall be made as an Independent Investment Bank may consider appropriate to reflect (a) any consolidation or subdivision of the Shares, (b) issues of Shares by way of capitalisation of profits or reserves, or any like or similar event or (c) the modification of any rights to dividends of Shares.

“Fair Market Value” means, with respect to any asset, security, option, warrant or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by an Independent Investment Bank, provided that (i) the Fair Market Value of a cash dividend paid or to be paid per Share shall be the amount of such cash dividend (in which case no determination by an Independent Investment Bank would be required); (ii) the Fair Market Value of any other cash amount shall be equal to such cash amount (in which case no determination by an Independent Investment Bank would be required); and (iii) where Securities are publicly traded in a market of adequate liquidity (as determined by such Independent Investment Bank) the Fair Market Value of such Securities shall equal the arithmetic mean of the daily Closing Prices of such Securities during the period of ten Trading Days commencing on the first such Trading Day (or, if later, the first such Trading Day such Securities are publicly traded) or such shorter period as such Securities are publicly traded.

“HKSE” means The Stock Exchange of Hong Kong Limited.

“Independent Investment Bank” means an independent investment bank of international repute (acting as an expert) selected by the Issuer and notified in writing to the Trustee. If the Issuer fails to select an Independent Investment Bank when required by the Conditions, the Trustee may in its absolute discretion (but shall not be obliged to) select the Independent Investment Bank.

“Prevailing Rate” means, in respect of any currency on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12 : 00 noon (Hong Kong time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12 : 00 noon (Hong Kong time) on the immediately preceding day on which such rate can be so determined.

“Relevant Cash Dividend” means the aggregate cash dividend or distribution declared by the Issuer, including any cash dividend in respect of which there is any Scrip Dividend (which, for the avoidance of doubt, shall exclude a purchase or redemption of Shares, but include the Relevant Cash Dividend component of a Scrip Dividend).

“Relevant Currency” means Hong Kong dollars or, if at the relevant time or for the purposes of the relevant calculation or determination, Hong Kong dollars is not the Relevant Currency of the Relevant Stock Exchange, the currency in which the Shares are quoted or dealt in on the Relevant Stock Exchange at such time.

“Relevant Page” means the relevant page on Bloomberg or, if there is no such page, on Reuters or such other information service provider that displays the relevant information.

“Relevant Stock Exchange” means at any time, in respect of the Shares, the HKSE or the Alternative Stock Exchange.

“Scrip Dividend” means any Shares issued in lieu of the whole or any part of any Relevant Cash Dividend being a dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Distribution (and for the avoidance of doubt, no adjustment is to be made under Condition 6(C)(3) in respect of the amount by which the Current Market Price of the Shares exceeds the Relevant Cash Dividend or the relevant part thereof) but without prejudice to any adjustment required in such circumstances to be made under Condition 6(C)(2)(ii).

“Securities” means any securities including, without limitation, shares, options, warrants or other rights to subscribe for or purchase or acquire securities.

“SGX-ST” means the Singapore Exchange Securities Trading Limited.

“Trading Day” means a day on which the Relevant Stock Exchange is open for business and on which Shares or other securities may be dealt in (other than a day on which the Relevant Stock Exchange is scheduled to or does close prior to its regular weekday closing time).

References to any issue or offer or grant to Shareholders “as a class” or “by way of rights” shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders, other than Shareholders by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

7                         Payments

(A)               Method of Payment

Payment of principal, premium and default interest (if any) will be made by transfer to the registered account of the Bondholder or by US dollar cheque drawn on a bank in Hong Kong or New York City mailed to the registered address of the Bondholder if it does not have a registered account. Such payment will only be made after surrender of the relevant Certificate at the specified office of any of the Agents.

If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

So long as the Bonds are represented by a Global Certificate and such Global Certificate is held on behalf of a clearing system, such payments will be made to the holder appearing in the register of holders of the Bonds maintained by the Registrar at the close of the business day (being for this purpose a day on which Euroclear Bank S.A./N.V. and Clearstream Banking, socie´te´ anonyme are open for business) before the relevant due date.

(B)               Registered Accounts

For the purposes of this Condition 7, a Bondholder’s registered account means the US dollar account maintained by or on behalf of it with a bank in Hong Kong or New York City, details of which appear on the Register at the close of business on the second business day (as defined below in Condition 7(F)) before the due date for payment, and a Bondholder’s registered address means its address appearing on the Register at that time.

(C)               Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(D)              Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a business day (as defined below in Condition 7(F)), for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

(E)               Delay In Payment

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

(F)                Business Day

In this Condition 7, “business day” means a day other than a Saturday or Sunday on which commercial banks are open for business in Hong Kong, New York City and the city in which the specified office of the Principal Agent is located and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered.

(G)              Agents

The initial Agents and their initial specified offices are listed below. The Issuer reserves the right at any time, with the prior written approval of the Trustee, to vary or terminate the appointment of any Agent and appoint additional or replacement Agents provided that they will maintain (i) a Principal Agent, (ii) an Agent having a specified office in Singapore where the Bonds may be presented or surrendered for payment or redemption, so long as the Bonds are listed on the SGX-ST and the rules of that exchange so require (and such agent in Singapore shall be a Paying, Transfer and Conversion Agent and shall be referred to in these terms and conditions as the “Singapore Agent”) and (iii) if requested by the Trustee, a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any law implementing European Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000, and (iv) a Registrar with a specified office outside Hong Kong and the United Kingdom. Notice of any changes in any Agent or their specified offices will promptly be given to the Bondholders.

So long as the Bonds are listed on the SGX-ST and the rules of that exchange so require, in the event that the Global Certificate is exchanged for definitive Certificates, the Issuer shall appoint and maintain a paying agent in Singapore, where the Bonds may be presented or surrendered for payment or redemption. In addition, in the event that the Global Certificate is exchanged for definitive Certificates, announcement of such exchange shall be made through the SGX-ST and such announcement will include all material information with respect to the delivery of the definitive Certificates, including details of the paying agent in Singapore.

8                         Redemption, Purchase and Cancellation

(A)               Maturity

Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond at its principal amount on 7 November 2018 (the “Maturity Date”). The Issuer may not redeem the Bonds at its option prior to that date except as provided in Condition 8(B) or 8(C) (but without prejudice to Condition 10).

(B)               Redemption for Taxation Reasons

(i)                     The Issuer may redeem all and not some only of the Bonds, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Bondholders in accordance with Condition 11 (which notice shall be irrevocable), on the date specified in the Tax Redemption Notice for redemption (the “Tax Redemption Date”) at their principal amount, if (a) the Issuer satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay Additional Tax Amounts as provided or referred to in Condition 9 as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or Hong Kong or, in each case, any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 24 October 2013, and (b) such obligation cannot be avoided by the Issuer taking commercially reasonable measures available to it, provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Tax Amounts were a payment in respect of the Bonds then due. Prior to the publication of any Tax Redemption Notice pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two directors of the Issuer stating that the obligation referred to in (a) above cannot be avoided by the Issuer taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (b) above of this Condition 8(B)(i), in which event it shall be conclusive and binding on the Bondholders.

On the Tax Redemption Date, the Issuer (subject to Condition 8(B)(ii)) shall redeem the Bonds at their principal amount.

(ii)                  If the Issuer gives a Tax Redemption Notice pursuant to Condition 8(B)(i), each Bondholder will have the right to elect that his Bond(s) shall not be redeemed and that the provisions of Condition 9 shall not apply in respect of any payment of principal, premium or default interest (if any) to be made in respect of such Bond(s) which falls due after the relevant Tax Redemption Date, whereupon no additional amounts shall be payable by the Issuer in respect thereof pursuant to Condition 9 and payment of all amounts by the Issuer to such holder in respect of such Bond(s) shall be made subject to the deduction or withholding of any tax required to be deducted or withheld. To exercise a right pursuant to this Condition 8(B)(ii), the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the specified office of any Paying Agent together with the Certificate evidencing the relevant Bond(s) on or before the day falling 10 days prior to the Tax Redemption Date.

(C)               Redemption at the Option of the Issuer

On giving not less than 45 nor more than 60 days’ notice (an “Optional Redemption Notice”) to the Trustee and the Bondholders in accordance with Condition 11, the Issuer shall redeem all and not some only of the Bonds on the date (the “Option Redemption Date”) specified in the Option Redemption Notice at their principal amount:

(i)                     at any time after 7 November 2015, provided that the Closing Price of a Share (translated into US dollars at the Prevailing Rate), for each of 20 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date of the Optional Redemption Notice was at least 120 per cent. of the Conversion Price (translated into US dollars at the Fixed Exchange Rate) then in effect immediately prior to the date upon which notice of such redemption is given; or

(ii)                  at any time if, prior to the date the relevant Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90 per cent. or more in principal amount of the Bonds originally issued (which shall for this purpose include any further Bonds issued pursuant to Condition 17).

If there shall occur an event giving rise to a change in the Conversion Price during any such 20 consecutive Trading Day period as mentioned in Condition 8(C)(i) above, appropriate adjustments for the relevant days shall be made, as determined by an Independent Investment Bank, for the purpose of calculating the Closing Price for such days.

(D)              Redemption for Delisting or Change of Control

Following the occurrence of a Relevant Event (as defined below), the holder of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of such holder’s Bonds on the Relevant Event Redemption Date at their principal amount. To exercise such right, the holder of the relevant Bond must deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent (a

“Relevant Event Put Exercise Notice”), together with the Certificate evidencing the Bonds to be redeemed by not later than 30 days following a Relevant Event, or, if later, 30 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 11. The “Relevant Event Put Date” shall be the fourteenth day after the expiry of such period of 30 days as referred to above.

A Relevant Event Put Exercise Notice, once delivered, shall be irrevocable and may not be withdrawn without the Issuer’s consent. The Issuer shall redeem the Bonds the subject of the Relevant Event Put Exercise Notice (subject to delivery of the relevant Certificate as aforesaid) on the Relevant Event Put Date.

Within 14 days after it becomes aware of the occurrence of a Relevant Event, the Issuer shall give notice thereof to the Trustee and to the Bondholders in accordance with Condition 11. The notice regarding the Relevant Event shall contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights as provided in these Conditions and their entitlement to exercise their rights to require redemption of their Bonds pursuant to this Condition. Such Notice shall also specify: (a) the date of such Relevant Event and, all information material to Bondholders concerning the Relevant Event; (b) the Relevant Event Put Date; (c) the last date by which a Relevant Event Put Exercise Notice must be given; (d) the procedures that Bondholders must follow and the requirements that Bondholders must satisfy in order to exercise the Relevant Event Put Right or Conversion Right; and (e) the information required by Condition 8(H).

Neither the Agents nor the Trustee shall be required to monitor or to take any steps to ascertain whether a Relevant Event or any event which could lead to a Relevant Event has occurred or may occur.

For the purposes of this Condition 8(D):

“Control” means (a) the beneficial ownership or control of more than 50 per cent. of the Voting Rights of the issued share capital of the Issuer, or (b) the right to appoint and/or remove all or the majority of the members of the Issuer’s board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of Voting Rights, contract or otherwise.

a “Change of Control” occurs when:

(i)                    any person or persons acting together acquires Control of the Issuer provided that such person or persons does not or do not have, and would not be deemed to have, Control of the Issuer on the Issue Date; or

(ii)                 the Issuer consolidates with or merges into or sells or transfers all or substantially all of the assets of the Issuer to any other person or persons acting together unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring Control over the Issuer or successor entity.

For the avoidance of doubt, any person Controlled (as defined by this Condition 8(D)) by the State-Owned Assets Supervision and Administration Commission (“SASAC”), the State Council of the PRC and/or the PRC Government shall not be deemed to be acting together with any other person so Controlled by virtue of that fact alone (and absent any other factors which may result in such persons being treated as acting together under this definition).

“person” includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Issuer’s Board of Directors or any other governing board and does not include the Issuer’s wholly-owned direct or indirect Subsidiaries.

“PRC” means the People’s Republic of China.

“PRC Government” means the government of the PRC, including all governmental subdivisions and its organs or, as the context requires, any of them.

“Relevant Event” occurs:

(i)                    when the Shares cease to be listed or admitted to trading or is suspended for a period equal to or exceeding 45 consecutive Trading Days; or

(ii)                 when there is a Change of Control.

“Voting Rights” means the right generally to vote at a general meeting of shareholders of the Issuer (including, at the time, stock of any other class or classes which shall have, or might have, voting power by reason of the happening of any contingency).

(E)               Redemption at the option of the Bondholders

On 7 November 2016 (the “Optional Put Date”), the holder of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Bonds of such holder on the Optional Put Date at their principal amount. To exercise such right, the holder of the relevant Bond must complete, sign and deposit during normal business hours at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the then current form obtainable from the specified office of any Paying Agent (“Optional Put Exercise Notice”) together with the Certificate evidencing the Bonds to be redeemed not earlier than 60 days and not later than 30 days prior to the Optional Put Date.

An Optional Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal) and the Issuer shall redeem the Bonds the subject of Optional Put Exercise Notices delivered as aforesaid on the Optional Put Date.

(F)                Purchase

The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(G)              Cancellation

All Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

(H)               Redemption Notices

All notices to Bondholders given by or on behalf of the Issuer pursuant to this Condition 8 will be irrevocable and will be given in accordance with Condition 11 specifying: (a) the Conversion Price as at the date of the relevant notice; (b) the last day on which Conversion Rights may be exercised; (c) the Closing Price of the Shares on the latest practicable date prior to the publication of the notice; (d) the date for redemption; (e) the manner in which redemption will be effected; (f) the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the notice; and (g) such other information as the Trustee may require.

No notice of redemption given under Condition 8(B) or Condition 8(C) shall be effective if it specifies a date for redemption which falls during a Restricted Transfer Period or within 15 days following the last day of a Restricted Transfer Period.

If more than one notice of redemption is given (being a notice given by either the Issuer or a Bondholder pursuant to this Condition), the first in time shall prevail. Neither the Trustee nor the Agents shall be responsible for calculating or verifying any calculations of any amounts payable under these Conditions.

9                         Taxation

All payments made by or on behalf of the Issuer in respect of the Bonds shall be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands, Hong Kong or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law.

In such event, the Issuer shall pay such additional amounts (“Additional Tax Amounts”) as will result in the receipt by the Bondholders of such amounts as would have been received by them had no such deduction or withholding been required, except that no Additional Tax Amounts shall be payable in respect of any Bond:

(i)                     Other connection: to a holder (or to a third party on behalf of a holder) who is liable to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the Cayman Islands or Hong Kong, other than the mere holding of the Bond or by the receipt of amounts in respect of the Bond;

(ii)                  Presentation more than 30 days after the relevant date: (in the case of a payment of principal) if the Certificate in respect of such Bond is surrendered more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such additional amounts on surrendering the relevant Certificate for payment on the last day of such period of 30 days;

(iii)               Payment to individuals: where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing European Union Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26—27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv)              Payment by another Paying and Conversion Agent: presented for payment by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in a Member State of the European Union.

“Relevant Date” means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Trustee or the Principal Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders and cheques despatched or payment made.

References in these Conditions to principal, premium and default interest shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

10                  Events of Default

If any of the following events (each an “Event of Default”) occurs the Trustee at its discretion may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding, or if so directed by an Extraordinary Resolution, shall (subject in either case to being indemnified and/or secured and/or pre- funded by the holders to its satisfaction), give notice to the Issuer that the Bonds are, and they shall immediately become due and repayable at their principal amount (subject as provided below and without prejudice to the right of Bondholders to exercise the Conversion Right in respect of their Bonds in accordance with Condition 6) if:

(i)                     Non-Payment: the Issuer fails to pay the principal, premium or default interest (if any) on any of the Bonds when due and the default continues for a period of 10 days; or

(ii)                  Breach of Other Obligations: the Issuer does not perform or comply with any one or more of its other obligations in the Bonds or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not remedied within 30 days after notice of such default shall have been given to the Issuer by the Trustee; or

(iii)               Failure to deliver Shares: any failure by the Issuer to deliver any Shares as and when the Shares are required to be delivered following Conversion of Bonds; or

(iv)              Cross-Default: (a) any other present or future indebtedness of the Issuer or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 10(iv) have occurred equals or exceeds US$50,000,000 or its equivalent (as determined on the basis of the middle spot rate for the relevant currency against the US dollar as quoted by any leading bank on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantee or indemnity); or

(v)                 Enforcement Proceedings: a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer or any of its Principal Subsidiaries and is not discharged or stayed within 30 days; or

(vi)              Security Enforced: any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or any of its Principal Subsidiaries on material property or assets becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person) and is not discharged or stayed within 30 days, except where any such event will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bonds; or

(vii)           Winding-up: an order is made or an effective resolution passed for the winding-up or dissolution, judicial management or administration of the Issuer or any of its Principal Subsidiaries (except for a members’ voluntary solvent winding up of a Subsidiary), or the Issuer or any of its Principal Subsidiaries ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (a) on terms approved by the Trustee or by an Extraordinary Resolution of the Bondholders, or (b) in the case of a Principal Subsidiary, whereby the undertaking and assets of such Principal Subsidiary are transferred to or otherwise vested in the Issuer or another of its Principal Subsidiaries, or (c) where such event will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bonds; or

(viii)        Insolvency: the Issuer or any of its Principal Subsidiaries is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or any of its Principal Subsidiaries; an administrator or liquidator of the Issuer or any of its Principal Subsidiaries of the whole or any material part of the assets and turnover of the Issuer or any of its Principal Subsidiaries is appointed (or application for any such appointment is made), except where any such events will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bond; or

(ix)              Nationalisation: any step is taken by a competent governmental authority with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer or any of its Principal Subsidiaries, except where any such events will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bond; or

(x)                 Authorisation and Consents: any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Issuer lawfully to enter into, exercise their respective rights and perform and comply with its obligations under the Bonds and the Trust Deed, (b) to ensure that those obligations are legally binding and enforceable, and (c) to make the Bonds and the Trust Deed admissible in evidence in the courts of the Cayman Islands or Hong Kong is not taken, fulfilled or done; or

(xi)              Illegality: it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under any of the Bonds or the Trust Deed, except where such event will not have a material effect on the ability of the Issuer to fulfil its obligations under the Bond; or

(xii)           Analogous Events: any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of Conditions 10(i) to 10(xi).

11                  Notices

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the Register or published in a leading newspaper having general circulation in Hong Kong or, if such publication is not practicable, in an English language newspaper having general circulation in Asia (which is expected to be the Asian Wall Street Journal) and so long as the Bonds are listed on SGX-ST and if the rules of the SGX-ST so require, published in a leading newspaper having general circulation in Singapore (which is expected to be The Business Times). Any such notice shall be deemed to have been given on the later of the date of such publication and the seventh day after being so mailed, as the case may be.

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream or the Alternative Clearing System (as defined in the form of the Global Certificate), notices to Bondholders shall be given by delivery of the relevant notice to Euroclear or Clearstream or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions.

12                  Prescription

Claims in respect of amounts due in respect of the Bonds shall be prescribed and become void unless made as required by Condition 7 within 10 years (in the case of principal) and five years (in the case of default interest) from the appropriate Relevant Date.

13                  Replacement of Certificates

If any Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Registrar or any Transfer Agent, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence and indemnity and/or security as the Issuer and the Registrar or such Transfer Agent may require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

14                  Meetings of Bondholders, Modification, Waiver and Substitution

(A)               Meetings of Bondholders

The Trust Deed contains provisions for convening meetings of Bondholders to consider matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by Bondholders holding not less than 10 per cent in the aggregate principal amount of the Bonds for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be two or more persons holding or representing more than 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Bondholders whatever the principal amount of the Bonds held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (a) to modify the maturity of the Bonds, the Optional Redemption Date or the Optional Put Date, (b) to modify the circumstances in which the Issuer or Bondholders are entitled to redeem the Bonds pursuant to Conditions 8(B), 8(C), 8(D) or 8(E), (c) to reduce or cancel the principal amount, any premium payable, any default interest payable or Equivalent Amount payable in respect of the Bonds or changing the method of calculation of interest, (d) to change the currency of denomination or payment of the Bonds, (e) to modify (except by a unilateral and unconditional reduction in the Conversion Price) or cancel the Conversion Rights, or (f) to modify the provisions concerning the quorum required at any meeting of the Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be two or more persons holding or representing not less than 66 per cent., or at any adjourned meeting not less than 33 per cent., in principal amount of the Bonds for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Bondholders (whether or not they were present at the meeting at which such resolution was passed).

The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds for the time being outstanding shall be as valid and effective as a duly passed Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Bondholders.

(B)               Modification and Waiver

The Trustee may (but shall not be obliged to) agree, without the consent of the Bondholders, to (a) any modification of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or these Conditions (together the “Documentation”) which in the Trustee’s opinion is of a formal, minor or technical nature, or is made to correct a manifest error, or to comply with mandatory provisions of law, and (b) any other modification to the Documentation (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Documentation which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. The Trustee may, without the consent of the Bondholders, determine any Event of Default or a Potential Event of Default (as defined in the Trust Deed) should not be treated as such, provided that in the opinion of the Trustee, the interests of Bondholders will not be materially prejudiced thereby. Any such modification, authorisation or waiver shall be binding on the Bondholders and, unless the Trustee agrees otherwise, such modification, authorisation or waiver shall be notified by the Issuer to the Bondholders promptly in accordance with Condition 11.

(C)               Substitution

The Trustee may (but shall not be obliged to), without the consent of the Bondholders, agree to the substitution in place of the Issuer (or any previous substitute or substitutes under this Condition 14(C)) as the principal debtor under the Bonds and the Trust Deed of any Subsidiary of the Issuer subject to (a) the Bonds being unconditionally and irrevocably guaranteed by the Issuer, and (b) the Bonds continuing to be convertible or exchangeable into Shares as provided in these Conditions mutatis mutandis as provided in these Conditions, with such amendments as the Trustee shall consider appropriate subject to in any such case, (x) the Trustee being satisfied that the interests of the Bondholders will not be materially prejudiced by the substitution, and (y) certain other conditions set out in the Trust Deed being complied with. In the case of such a substitution the Trustee may (but shall not be obliged to) agree, without the consent of the Bondholders, to a change of the law governing the Bonds and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Bondholders. Any such substitution shall be binding on the Bondholders and shall be notified by the Issuer to the Bondholders promptly in accordance with Condition 11.

(D)              Entitlement of the Trustee

In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders.

In the event of the passing of an Extraordinary Resolution in accordance with Condition 14(A), a modification, waiver or authorisation in accordance with Condition 14(B) or a substitution in accordance with Condition 14(C), the Issuer will procure that the Bondholders be notified in accordance with Condition 11.

15                  Enforcement

At any time after the Bonds become due and repayable, the Trustee may, at its discretion and without further notice to the Issuer, institute such proceedings against the Issuer as it may think fit to enforce the terms of the Trust Deed and the Bonds, but it needs not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding and (b) it shall have been indemnified and/or secured and/or pre-funded to its satisfaction. No Bondholder may proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period and such failure is continuing.

16                  Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility including from taking proceedings unless indemnified and/or secured and/or pre-funded of its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

The Trustee may rely without liability to Bondholders on any report, confirmation or certificate or any advice of any accountants, lawyers, financial advisers, financial institution or any other expert, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or any other person or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee may accept and shall be entitled to rely on any such report, confirmation or certificate or advice and such report, confirmation or certificate or advice shall be binding on the Issuer, the Trustee and the Bondholders.

17                  Further Issues

The Issuer may from time to time without the consent of the Bondholders create and issue further securities either having the same terms and conditions as the Bonds in all respects and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Bonds) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Bonds include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Bonds. Any further securities forming a single series with the outstanding securities of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of securities of other series where the Trustee so decides.

18                  Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

19                  Governing Law and Submission to Jurisdiction

(A)               Governing Law

The Bonds, the Trust Deed and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, English law.

(B)               Jurisdiction

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Bonds and accordingly any legal action or proceedings arising out of or in connection with the Bonds (“Proceedings”) may be brought in such courts. Pursuant to the Trust Deed, the Issuer has irrevocably submitted to the jurisdiction of such courts.

(C)               Agent for Service of Process

Pursuant to the Trust Deed, the Issuer has irrevocably appointed an agent in England to receive service of process in any Proceedings in England based on any of the Bonds.

THE GLOBAL CERTIFICATE

References in this section to the “Global Certificate” shall be deemed to be references collectively to the Original Global Certificates and the Second Further Global Certificate (as defined above in this Offering Circular).

The Global Certificate contains provisions which apply to the Bonds in respect of which the Global Certificate is issued, some of which modify the effect of the Terms and Conditions of the Bonds set out in this Offering Circular. Terms defined in the Terms and Conditions of the Bonds have the same meaning in the paragraphs below. The following is a summary of those provisions:

The Global Certificate will be registered in the name of a nominee (the “Registered Holder”) for a common depositary for Euroclear and Clearstream, Luxembourg (the “Common Depositary”) and may be delivered on or prior to the original issue date of the Bonds.

Upon the registration of the Global Certificate in the name of any nominee for Euroclear and Clearstream, Luxembourg and delivery of the Global Certificate to the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Bonds equal to the nominal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system (“Alternative Clearing System”) as the holder of a Bond represented by the Global Certificate must look solely to Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System (as the case may be) for his share of each payment made by the Issuer to the holder of the Global Certificate and in relation to all other rights arising under the Global Certificate, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such Alternative Clearing System (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Bonds for so long as the Bonds are represented by the Global Certificate and such obligations of the Issuer will be discharged by payment to the holder of the Global Certificate in respect of each amount so paid.

Owners of interests in the Bonds in respect of which the Global Certificate is issued will be entitled to have title to the Bonds registered in their names and to receive individual definitive Certificates (“Definitive Certificates”) if either Euroclear or Clearstream, Luxembourg (or any other clearing system (an “Alternative Clearing System”) as shall have been designated by the Issuer and notified in writing to the Trustee on behalf of which the Bonds evidenced by the Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so. The Global Certificate contains provisions that apply to the Bonds that it represents, some of which modify the effect of the terms and conditions of the Bonds set out in this Offering Circular. The following is a summary of certain of those provisions:

Meetings

The registered holder of the Global Certificate will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each US$100,000 in principal amount of Bonds for which the Global Certificate is issued. The Trustee may (but is not obliged to) allow a person with an interest in the Bonds in respect of which the Global Certificate has been issued to attend and speak at a meeting of Bondholders on appropriate proof of his identity and interest.

Cancellation

Cancellation of any Bonds by the Issuer following its redemption or purchase will be effected by a reduction in the principal amount of the Bonds in the register of Bondholders.

Trustee’s Powers

In considering the interests of Bondholders while the Global Certificate is held on behalf of, or registered in the name of any nominee for, a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Global Certificate and may consider such interests as if such accountholders were the holders of the Bonds represented by the Global Certificate.

Payments

Payments of principal and interest in respect of Bonds represented by the Global Certificate will be made without presentation or if no further payment falls to be made in respect of the Bonds, against presentation and surrender of the Global Certificate to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.

Each payment will be made to, or to the order of, the person whose name is entered in the Register at the close of business on the Clearing System Business Day immediately prior to the date for payment, where “Clearing System Business Day” means Monday to Friday inclusive except 25 December and 1 January.

Notices

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream, Luxembourg or the Alternative Clearing System, notices to Bondholders may be given by delivery of the relevant notice to Euroclear or Clearstream, Luxembourg or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions.

Redemption at the option of the Issuer

The options of the Issuer provided for in Conditions 8(B) and 8(C) shall be exercised by the Issuer giving notice to the Bondholders within the time limits set out in and containing the information required by Conditions 8(B) and 8(C).

Bondholder’s Redemption

The Bondholder’s redemption options in Conditions 8(D) and 8(E) may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise (if required) within the time limits specified in the Conditions.

Registration of Title

Certificates in definitive form for individual holdings of Bonds will not be issued in exchange for interests in Bonds in respect of which the Global Certificate is issued, except if either Euroclear or Clearstream (or any alternative clearing system on behalf of which the Bonds evidenced by the Global Certificate may be held) is closed for business for a continuous period of fourteen (14) days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

Transfers

Transfers of interests in the Bonds with respect to which the Global Certificate is issued shall be made in accordance with the Agency Agreement.

Transfers of interests in the Bonds will be effected through the records of Euroclear and Clearstream, Luxembourg (or any Alternative Clearing System) and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream, Luxembourg (or any Alternative Clearing System) and their respective direct and indirect participants.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which this Global Certificate is issued shall be recognised as the beneficiaries of the trust set out in the Trust Deed, to the extent of the principal amounts of their interest in the Bonds set out in the certificate of the holder, as if they were themselves the holders of Bonds in such principal amounts.

For all purposes, each person who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg (or of any Alternative Clearing System) as a holder of a particular principal amount of Bonds in respect of which the Global Certificate has been issued, (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg or any Alternative Clearing System as to the principal amount of Bonds represented by the Global Certificate standing to the account of any person shall be conclusive and binding for all purposes) shall be recognised as the holder of such principal amount of Bonds.

Electronic Consent and Written Resolution

While the Global Certificate is registered in the name of any nominee for a clearing system, then:

(a)                approval of a resolution proposed by the Issuer or the Trustee (as the case may be) given by way of electronic consents communicated through the electronic communications systems of the relevant Clearing System(s) in accordance with their operating rules and procedures by or on behalf of the holders of not less than 75 per cent. in nominal amount of the Bonds outstanding (an “Electronic Consent” as defined in the Trust Deed) shall, for all purposes (including matters that would otherwise require an Extraordinary Resolution to be passed at a meeting for which the Special Quorum was satisfied), take effect as an Extraordinary Resolution passed at a meeting of Bondholders duly convened and held, and shall be binding on all Bondholders whether or not they participated in such Electronic Consent; and

(b)               where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution (as defined in the Trust Deed) has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee and communicated through the electronic systems of the relevant clearing system(s) in accordance with their operating rules and procedures and provided that, in each case, the Issuer and the Trustee have obtained commercially reasonable evidence to ascertain the validity of such holding and have taken reasonable steps to ensure that such holding does not alter following the giving of such consent or instruction and prior to the effecting of such amendment. Any resolution passed in such manner shall be binding on all Bondholders, even if the relevant consent or instruction proves to be defective. As used in this paragraph, “commercially reasonable evidence” includes any certificate or other document issued by Euroclear, Clearstream, Luxembourg or any other relevant clearing system, or issued by an accountholder of them. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear’s EUCLID or Clearstream, Luxembourg’s Creation Online system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Bonds is clearly identified together with the amount of such holding. Neither the Issuer nor the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

SUBSTANTIAL SHAREHOLDERS’ AND DIRECTORS’ INTERESTS

Directors’ Interests in Shares, Underlying Shares and Debentures

As at the Latest Practicable Date, the interests or short positions of our Directors in our ordinary Shares, underlying shares and debentures (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) which were notified to us and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions which they are taken or deemed to have under such provision of the SFO), as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to us and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers) were as follows:

Interests in our shares and underlying shares

			Number of	Derivatives
			issued	Number of			Approximate
			ordinary	outstanding			percentage of
		Nature of	Shares	Shares			the issued
Name of Director	Capacity	interests	held	options	Other	Total	share capital

Zhang Wenyi	Chairman & Executive Director	Personal	—	21,746,883	9,320,093	31,066,976	0.089%
Tzu-Yin Chiu	Chief Executive Officer & Executive Director	Personal	26,119,852	86,987,535	18,640,186	131,747,573	0.378%
Gao Yonggang	Executive Director	Personal	—	16,753,568	—	16,753,568	0.048%
Chen Shanzhi	Non-executive Director	Personal	—	3,145,319	—	3,145,319	0.009%
Lawrence Juen-Yee Lau	Non-executive Director	Personal	—	4,492,297	—	4,492,297	0.013%
Zhou Jie	Non-executive Director	—	—	—	—	—	—
William Tudor Brown	Independent Non-executive Director	Personal	—	4,492,297	—	4,492,297	0.013%
Sean Maloney	Independent Non-executive Director	Personal	—	4,490,377	—	4,490,377	0.013%
Frank Meng	Independent Non-executive Director	Personal	—	4,471,244	—	4,471,244	0.013%
Lip-Bu Tan	Independent Non-executive Director	Personal	—	4,634,877	—	4,634,877	0.013%
Datong Chen	Alternate Director	—	—	—	—	—	—
Li Yonghua	Alternate Director	—	—	—	—	—	—

All interests stated above represented long positions.

Interests of Substantial Shareholders and Other Persons in Shares and Underlying Shares

Set out below are the names of the parties (not being one of our directors or chief executive) which were interested in 5% or more of the nominal value of our share capital and the respective numbers of shares in which they were interested as of the Latest Practicable Date.

Percentage of
			ordinary Shares				Percentage of
			Held to Total				Total Interests to
	Number of		Issued Share				Total Issued Share
	ordinary Shares		Capital of the				Capital of the
Name of Shareholder	Held		Company(1)	Derivatives		Total Interest	Company(1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	6,116,138,341	(2)	17.56%	531,481,129	(3)	6,647,619,470	19.09%
China Investment Corporation (“CIC”)	3,605,890,530	(4)	10.35%	313,437,589	(5)	3,919,328,119	11.25%

Notes:

(1)                 Based on 34,830,129,022 ordinary shares in issue as of the Latest Practicable Date.

(2)                 All such shares are directly held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly-owned subsidiary of Datang Telecom.

(3)                 On 18 December 2013, the Company entered into a subscription agreement with Datang, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 which are convertible into 531,481,129 ordinary Shares assuming full conversion at the Initial Conversation Price. In this regard, Datang and Datang Telecom are deemed to be interested in these 531,481,129 ordinary Shares under the SFO.

(4)                 All such shares are directly held by Country Hill Limited (“Country Hill”). Country Hill Limited is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)                 On 18 December 2013, the Company entered into a subscription agreement with Country Hill, pursuant to which the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 which are convertible into 313,437,589 ordinary Shares assuming full conversion at the Initial Conversion Price. In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 ordinary Shares under the SFO.

As of the Latest Practicable Date, 34,830,129,022 ordinary shares (including 24,615,627 ADSs representing 1,230,781,350 shares) of our company were outstanding. J.P. Morgan Chase Bank, the depositary under the deposit agreement, has advised us that, as of Latest Practicable Date, these 24,615,627 ADSs, representing 1,230,781,350 ordinary shares, were held of record by thirteen US registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

Save as disclosed above, no other persons had any interests or short positions in our shares or underlying shares as at the Latest Practicable Date.

China Investment Corporation (“CIC”)

Headquartered in Beijing, CIC was founded on 29 September 2007 as a wholly state- owned company incorporated in accordance with China’s Company Law. CIC was established as a vehicle to diversify China’s foreign exchange holdings and seek maximum returns for its shareholder within acceptable risk tolerance. CIC, as a financial investor, invests on a commercial basis.

Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)

Datang is a subsidiary of Datang Telecom a PRC SOE headquartered in Beijing, the PRC and indirectly under the State-owned Assets Supervision and Administration Commission (“SASAC”). It is mainly engaged in the core business of TD-SCDMA third generation (“3-G”) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advanced domestic and international standards.

Pre-emptive rights of Datang

Pursuant to the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom (the “Datang Subscription Agreement”), Datang Telecom’s subsidiary, Datang, has a pre-emptive right to subscribe for a pro rata portion of new securities of the Company being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang prior to the issue of such securities, which includes the issue of the Further Bonds and any potential subscription by Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement (defined below). The completion of any such issue of securities to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for securities in connection with the issue of the Further Bonds and any further subscription by Country Hill will be at a price equivalent to the issue price of the Further Bonds (subject to adjustments) and conditional on the obtaining of the necessary governmental approval and the approval of the independent shareholders of the Company for any such further subscription by Datang.

Pre-emptive rights of Country Hill

Pursuant to the share subscription agreement dated 18 April 2011 between the Company and Country Hill (the “Country Hill Subscription Agreement”), Country Hill has a pre-emptive right to subscribe for a pro rata portion of new securities of the Company being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill prior to the issue of such securities, which include the issue of the Further Bonds and any further subscription by Datang. The completion of any such issue of securities to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre- emptive right to subscribe for such securities in connection with the issue of the Further Bonds and any further subscription by Datang will be at a price equivalent to, as the case may be, the issue price of the Further Bonds (subject to adjustments) and conditional on the obtaining of the approval of the independent shareholders of the Company for any such further subscription by Country Hill. The Issuer has been informed by Country Hill in a non-legally binding letter of intent that it will not be exercising its Pre-emptive Rights to subscribe for further Bonds.

Based on the Initial Conversion Price and assuming full conversion of the Further Bonds at the Initial Conversion Price, the Further Bonds will be convertible into 924,738,230 Shares, representing approximately 2.87% of the issued share capital of the Company on 4 June 2014 and approximately 2.79% of the issued share capital of the Company as enlarged by the issue of the conversion Shares.

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure immediately after the issue of the Further Bonds, full conversion of the Original Bonds and assuming no conversion of the Further Bonds into conversion Shares; and (iii) the shareholding structure immediately after the issue of the Further Bonds and full conversion of the Original Bonds and the Further Bonds.

				Immediately after the issue of the Further Bonds and
				assuming full Conversion of the Original Bonds Into Shares
				at the Initial Conversion Price
						Assuming full conversion of the
				Assuming no conversion of the		Further Bonds into Shares at the
	Existing (as at 4 June 2014)			Further Bonds(1)		Initial Conversion Price(2)
			% of issued		% of issued		% of issued
			share capital		share capital		share capital
			of the		of the		of the
Shareholder	No. of Shares		Company	No. of Shares	Company	No. of Shares	Company
Datang	6,116,138,341		18.98%	6,647,619,470	18.98%	6,647,619,470	18.49%
Country Hill	3,605,890,530		11.19%	3,919,328,119	11.19%	3,919,328,119	10.90%
Holders of the Further Bonds	—		—	—	—	924,738,230	2.57%
Holders of the Original Bonds	—		—	1,946,817,325	5.56%	1,946,817,325	5.42%
Other Shareholders (3)	22,510,111,903	(4)	69.83%	22,510,111,903	64.27%	22,510,111,903	62.62%
Total	32,232,140,774		100.00%	35,023,876,817	100.00%	35,948,615,047	100.00%

Notes:

(1)                 Assumes that other than the Further Bonds, no Share issuance (including the placing under the Placing and Subscription Agreement), no issuance of Further Pre-emptive Securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds and the Original Pre-emptive Bonds. As at 31 May 2014, the Company has 485,941,477 outstanding share options.

(2)                 Assumes that other than the Further Bonds, no Share issuance (including the placing under the Placing and Subscription Agreement), no issuance of Further Pre-emptive Securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds. As at 31 May 2014, the Company has 485,941,477 outstanding share options.

(3)                 “Other Shareholders” include placees under the Placing and Subscription Agreement.

(4)                 The Company issued 2,590,000,000 Shares on 12 June 2014.

DESCRIPTION OF THE SHARES

Set out below is certain selected information concerning our share capital and certain provisions of our Memorandum and its Articles. This summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and the Articles.

The table below sets out our authorised and issued share capital in issue as at the Latest Practicable Date:

Aggregate amount of nominal
Number of shares	share capital (US$)
Authorised:
Ordinary Shares 50,000,000,000	20,000,000
Preference Shares 5,000,000,000	2,000,000
Issued:
Ordinary Shares 34,830,129,022 ordinary Shares in issue	13,932,051
Preference Shares
Nil preference Shares in issue	0

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

Summary of the Constitution of the Company

1.                     Memorandum of Association

The ninth amended and restated memorandum of association of the Company (the “Memorandum”) was adopted on 28 January 2004 and states, that the liability of the members of the Company (the “Member(s)”) is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”) or any other law of the Cayman Islands.

2.                     Articles of Association

The eleventh amended and restated Articles of Association of the Company (the “Articles”) were adopted on 2 June 2008, and include provisions to the following effect:

A.                   Classes of shares

The authorised share capital of the Company consists of ordinary shares and preferred shares.

B.                   Alteration to constitutional documents

No alteration or amendment to the Memorandum or Articles may be made except by special resolution.

C.                   Directors

(a)                 Power to allot, issue and dispose of shares

Subject to the provisions, if any, in the Memorandum and the Articles and to any direction that may be given by the Company in general meeting and without prejudice to any rights attached to any existing shares, the Board may allot, issue, grant options, rights or warrants over or otherwise dispose of any shares in the Company with or without preferred, deferred, qualified or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and on such terms as the Board may think proper. Subject to the Companies Law any share may be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

Notwithstanding and without prejudice to the generality of the foregoing, the Directors are expressly authorised and empowered to implement or effect at their sole discretion the issuance of a preferred share purchase right to be issued on a pro rata basis to each holder of an ordinary share with such terms and for such purposes, including the influencing of takeovers, as may be described in a rights agreement between the Company and a rights agent.

(b)                Power to dispose of the assets of the Company or any subsidiary

There are no specific provisions in the Articles relating to the disposal of assets of the Company or any of its subsidiaries. Subject to the provisions of the Companies Law, the Memorandum and Articles and to any directions given by special resolution, the management of the business of the Company shall be vested in the Directors who may exercise all such powers of the Company, provided that no alteration of the Memorandum or Articles and such direction shall invalidate any prior act of the Directors which would have been valid if such direction had not been made.

(c)                 Compensation or payment for loss of office

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

(d)                Transaction with Directors (including loans to Directors)

Any contract or transaction between the Company or any of its subsidiaries and one or more of the Company’s Directors or any of their associates (as defined in the Exchange Rules defined below), officers or Members (or the affiliates of any Member), or between the Company or any of its subsidiaries and any other corporation, partnership, limited liability company, joint venture, trust, association or other organization or other entity in which one or more of the Company’s Directors or any of their associates, officers or Members (or the affiliates of any Member) serve as directors, officers, trustees or in a similar capacity or have a financial interest, shall be approved in accordance with applicable law, rules or regulations and relevant code, rules and regulations, as amended from time to time, applicable as a result of the original and continued listing of any shares of the Company on any stock exchange (the “Exchange Rules”). The making of any loans to any of the Company’s Directors and their associates shall be subject to the requirements of Hong Kong law and any other applicable law, rules or regulations and the Exchange Rules.

For the purpose of the preceding sentences, if any such contract, transaction or loan is to be approved by the Board, the quorum necessary for the Board to vote on such contract, transaction or loan shall be a majority of the disinterested Directors in such contract, transaction or loan (such “disinterested Directors” shall not include a Director whose associate(s) has a material interest in any such contract, transaction or loan). Further, Directors shall declare their material interests in any contracts with the Company at the earliest meeting of the Board at which it is practicable to do so either specifically or by way of a general notice stating that, by reason of facts specified in the notice, they are to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

(e)                 Directors’ Interests

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Board may determine.

A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

A Director or alternate Director of the Company may be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of such other company.

Further, Directors shall declare their material interests in any contracts with the Company at the earliest meeting of the Board at which it is practicable to do so either specifically or by way of a general notice stating that, by reason of facts specified in the notice, they are to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

(f)                   Remuneration

The remuneration to be paid to the Directors shall be such remuneration as the Board shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Board, or any committee of the Board, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Board from time to time, or a combination partly of one such method and partly the other.

The Board may by resolution approve additional remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director.

Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves the Company in a professional capacity shall be in addition to his remuneration as a Director.

(g)                Retirement, appointment, removal and vacation

The Company may by ordinary resolution appoint any person to be a Director and may by ordinary resolution remove any Director and may by ordinary resolution appoint another person in his stead. Any Director appointed upon the removal of another Director in accordance with the preceding sentence shall hold office for the remainder of the full term of the removed Director and until such appointed Director’s successor shall have been elected and qualified.

The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total amount of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with the Articles. Any Director appointed in accordance with the preceding sentence shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. Any Director appointed by the Company at such annual general meeting to fill the vacancy that was created or occurred shall hold office for the remainder of the full term of the Director for which the vacancy was created or occurred and until such appointed Director’s successor shall have been elected and qualified.

There is no shareholding qualification for Directors nor is there any specified age limit for retirement for Directors.

The office of a Director shall be vacated:

(i)                    if he gives notice in writing to the Company that he resigns the office of Director;

(ii)                 if all of the Directors (other than the one to be removed) pass a resolution or sign a notice effecting the removal of such one Director from his office as such, provided that the Board shall, immediately prior to such notice being delivered, comprise at least four persons (including, for the avoidance of doubt, the one Director to be removed);

(iii)              if he is prohibited from being a Director under any applicable law, rules or regulations and the Exchange Rules;

(iv)             if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the Board without special leave of absence from the Board, and the Board passes a resolution that he has by reason of such absence vacated office;

(v)                if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(vi)             if he is found a lunatic or becomes of unsound mind.

The number of Directors shall be nine or such other number as shall be fixed from time to time by the Board, provided, however, that so long as shares of the Company are listed on any exchange, the Board shall include such number of Independent Directors (as defined in the Articles) as applicable law, rules or regulations or the Exchange Rules require.

Subject to the rights of the holders of any series of preferred shares to elect additional Directors under specified circumstances, the Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board.  At the first annual general meeting of Members following the initial meeting after the adoption of the Articles, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At the second annual general meeting of Members following the initial meeting, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years. At the third annual general meeting of Members following the initial meeting, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years. At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

Notwithstanding the preceding sentences, each Director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

The Board may from time to time appoint one or more Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and such other officers as it considers necessary in the management of the business of the Company and as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with the Articles. Such officers need not also be a Director.

(h)                 Borrowing powers

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

(i)                     Proceedings of the Board

Except as otherwise provided by the Articles, the Directors may meet together for the dispatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appoint or be present at such meeting.

The quorum necessary for the transaction of the business of the Board shall be established if two Directors, of whom at least one shall be executive Director, are present in person or by proxy provided always that if there shall at any time be only a sole Director in office, the quorum shall be one.

The Board may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any Director holding any executive office such of their powers as they consider desirable to be exercised by him.

D.                  Variation of rights of existing shares or classes of shares

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, be varied either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting shall be two holders of shares who own at least one-third in nominal value of the issued shares of the class present in person or by proxy, and of any adjournment thereof shall be one person holding shares of that class (or representing by proxy) at the date of the relevant meeting.

The rights conferred upon the holders of shares of any class with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be effected by the Board as provided in the Articles without any vote or consent of the holders of ordinary shares.

E.                   Alteration of capital

The Company may from time to time by ordinary resolution:

(i)                    increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto as the Company in general meeting may determine;

(ii)                 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)              by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum or into shares without par value;

(iv)             cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

Subject to the Companies Law, the Company may by special resolution reduce its share capital and any capital redemption reserve fund.

F.                    Special resolution — majority required

Pursuant to the Articles, a “special resolution” of the Company must be passed by at least three-fourths of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or approved in writing by all the

Members entitled to vote at a general meeting of the Company. In computing such three- fourths requirement when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

In contrast, an “ordinary resolution” means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorised representatives, at a general meeting. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

G.                  Voting rights

Subject to any rights or restrictions as to voting for the time being attached to any class or classes of shares, every Member who is present in person (or by proxy) shall have one vote for each share registered in his name in the register of Members. The ability of the Members to engage in cumulative voting is hereby specifically denied. Where the Company has knowledge that any Member is, under the rules of the Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

In the case of joint holders of record the vote of senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

No Member shall be entitled to vote at any general meeting unless he is registered as a Member of the Company on the record date for such meeting.

At any general meeting a resolution put to the vote of the meeting may be decided on a poll.

Votes may be given either personally or by proxy. A member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting and may appoint one proxy to vote in favour of or against the same resolution in such proportion as specified in the instrument appointing the proxy.

If a recognised clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its proxy(ies) or representative(s) at any general meeting of the Company or at any general meeting of any class of Members of the Company, provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise as if such person were an individual Member of the Company holding the number and class of shares specified in such proxy form or authorisation, including the right to vote individually on a show of hands, notwithstanding any contrary provision contained in the Articles.

H.                   Requirements for annual general meetings

The Company shall, if required by the Companies Law, other applicable law, rules or regulations or the Exchange Rules, hold a general meeting as its annual general meeting each year, and shall specify the meeting as such in the notice calling it; and the period between the date of one annual general meeting of the Company and that of the next shall not be longer than such periods applicable law, rules or regulations or the Exchange Rules permit.

I.                         Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice (but not more than 60 days’ notice) in writing and any other extraordinary general meeting shall be called by not less than 14 days’ notice in writing (but not more than 60 days’ notice). Each notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given, and shall specify such details as are required by applicable law, rules or regulations and the Exchange Rules. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to all Members (other than such as, under the provisions of the Articles or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company).

A general meeting of the Company shall, whether or not the notice specified has been given and whether or not the provisions of the Articles of the Company regarding general meetings have been complied with, be deemed to have been duly convened if applicable law, rules or regulations and the Exchange Rules so permit and it is so agreed:

(a)                in the case of a general meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat or their proxies; and

(b)               in the case of any other general meeting, by such number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than three-fourths (3/4) of the shares in issue that carry a right to vote or their proxies.

No business may be transacted at any general meeting, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Director (or any duly authorized committee thereof), (b) otherwise properly brought before the annual general meeting by or at the direction of the Board (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual general meeting by any Member who (i) is a Member of record on both (x) the date of the giving of the notice provided for in the Articles and (y) the record date for the determination of Members entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in the Articles.

In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a Member, such Member must have given timely notice thereof in proper written form to the Secretary of the Company in accordance with the Articles.

J.                     Transfer of shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve. The instrument of transfer shall be executed by or on behalf of the transferor and by or on behalf of the transferee and, unless the Directors otherwise determine, the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of Members in respect thereof. All instruments of transfer shall be retained by the Company.

The Directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any shares unless:

(a)                the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)               the instrument of transfer is in respect of only one class of share;

(c)                the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)               in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)                the shares concerned are free of any lien in favour of the Company; and

(f)                  a fee of such maximum as any stock exchange on which the Company’s shares are listed may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Company in respect thereof.

If the Directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given in accordance with applicable law, rules or regulations and the Exchange Rules, be suspended and the register of Members closed at such times for such periods as the Directors may from time to time determine, provided that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the Members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

K.                   Power of the Company to purchase its own shares

Subject to the provisions of the Companies Law, the Company may purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with the Articles and such repurchase is in accordance with applicable law, rules or regulations and the Exchange Rules.

L.                     Power of any subsidiary of the Company to own shares

There are no provisions in the Articles relating to the ownership of shares in the Company by a subsidiary.

M.                 Dividends and other methods of distributions

Subject to the Companies Law, the Board may from time to time declare dividends (including interim dividends) and distributions on shares outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the Directors’ discretion, be employed in the business of the Company.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with the Articles but no amount paid or credited as paid on a Share in advance of calls shall be treated for such purpose as paid on the Share.

The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof. The Directors may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

No dividend or distribution shall carry interest against the Company.

Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of the holder who is first named on the register of Members in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant so sent shall be made payable to the order of the person to whom it is sent. The Company may cease sending such cheques for dividend entitlements or dividend warrants to post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable in respect of the shares held by them as joint holders.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the exclusive benefit of the Company until claimed, and the Company shall not be constituted a trustee in respect thereof or be required to account for any money earned thereon. Any dividends or bonuses unclaimed for six years from the date of declaration of such dividend may be forfeited by the Directors and shall revert to the Company and after such forfeiture no Member or other person shall have any right to or claim in respect of such dividends or bonuses.

N.                   Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present. One or more Members present in person or by proxy holding not less than 33% of the issued and outstanding shares in the Company entitled to vote at the meeting in question shall be a quorum.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph D above.

O.                  Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

If the Company shall be wound up, the liquidator may with the sanction of a special resolution of the Company and any other sanction required by the Companies Law, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, value any assets and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction and subject to the Companies Law, shall think fit, but so that no Member shall be compelled to accept any assets upon which there is a liability.

P.                   Untraceable Members

The Company shall be entitled to sell any shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the Member or person entitled to such shares by death, bankruptcy or operation of law; (iii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the Member; and

(iv) upon expiry of the 12 year period, the Company has caused a notice to be given in accordance with applicable law, rules or regulations and the Exchange Rules, if its intention to sell such shares and a period of three months has elapsed since such notice and the relevant stock exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. To give effect to any such sale, the Company may appoint any person to execute as transferor an instrument of transfer of the shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if they had been executed by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings.

CONNECTED AND RELATED PARTY TRANSACTIONS

The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the rules and regulations promulgated pursuant to the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under IFRS.

Connected Transactions

Datang Further Subscription Agreement (2011)

Pursuant to the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom (the “Datang Original Subscription Agreement”), Datang has a pre-emptive right to subscribe for a pro-rata portion of those convertible preferred shares and warrants issued to Country Hill Limited, a subsidiary of China Investment Corporation, pursuant to the subscription agreement dated 18 April 2011 between Country Hill Limited and us (the “Country Hill Original Subscription Agreement”) in connection with its subscription of (i) 360,589,053 convertible preferred shares and (ii) warrants to subscribe for up to 72,117,810 convertible preferred shares (subject to adjustment).

On 5 May 2011, we entered into a subscription agreement with Datang whereby (i) we conditionally agreed to allot and issue to Datang, and Datang agreed to subscribe for, 84,956,858 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate often ordinary shares per convertible preferred shares, which is subject to adjustment) and (ii) we would issue a warrant to Datang to subscribe for, in aggregate, up to 16,991,371 convertible preferred shares (assuming a full exercise of the warrant). Datang may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on 4 June 2012, being 12 months after the date of the completion of the issuance of convertible preferred shares and warrant to Country Hill Limited.

On 16 September 2011, 84,956,858 convertible preferred shares and the warrant were issued to Datang under the special mandate obtained from the shareholders at our extraordinary general meeting held on 27 May 2011.

On 4 June 2012, the convertible preferred shares were converted to ordinary shares and the warrants were expired without being exercised.

Datang and CIC Subscription Agreement (2013)

On 18 December 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang, a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom which holds 100% equity interests of Datang. The Datang Pre-emptive Bonds are convertible into 531,481,129 ordinary Shares (assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Share).

On 18 December 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill. The Country Hill Pre- emptive Bonds are convertible into 313,437,589 ordinary Shares (assuming full conversion of the Country Hill Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Share).

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and were subsequently approved by the independent shareholders at the EGM of the Company held on 17 February 2014.

Placing and Subscription Agreement (2014)

On 4 June 2014, the Company entered into a placing and subscription agreement with Datang and the Managers (the “Placing and Subscription Agreement”) pursuant to which Datang agreed to appoint the Managers, and each of the Managers has agreed, severally and not jointly, to act as agent for Datang, to purchase or procure purchasers to purchase 2,590,000,000 ordinary Shares held by Datang at the price of HK$0.60 per Share. Pursuant to the Placing and Subscription Agreement, Datang will subscribe for 2,590,000,000 ordinary Shares at the price of HK$0.60 per Share (the “Subscription Shares”). The Subscription Shares will be allotted and issued pursuant to the general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 13 June 2013 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution. The issue of the Subscription Shares is not subject to the approval of the Shareholders.

As each of Datang and Country Hill is a substantial shareholder of the Company, any potential subscription of securities of the Company by Datang and Country Hill pursuant to any exercise of pre-emptive right by Datang and Country Hill under the Datang Original Subscription Agreement and the Country Hill Original Subscription Agreement will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Hong Kong Listing Rules.

Framework Agreement with Datang Telecom

On 14 December 2011, we entered into a Framework Agreement with Datang Telecom, pursuant to which we (including our subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to a reasonable market price.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the Framework Agreement, are

•                         US$5.2 million for the year ended 31 December 2011,

•                         US$40 million for the year ended 31 December 2012, and

•                         US$60 million for the year ended 31 December 2013.

In arriving at the above caps, we have considered the potential level of transactions we may potentially engage in light of current market conditions of the semiconductor industry and our technological capability, having regard to the historical transaction volume of Datang Telecom and its associates with us, and our historical revenues.

The aggregate revenues generated by us from the transactions entered into pursuant to the Framework Agreement were approximately US$16.7 million for the year ended 31 December 2013, approximately US$9.7 million for the year ended 31 December 2012, and approximately US$4.8 million for the year ended 31 December 2011.

On 18 February 2014, we entered into a new framework agreement (the “Renewed Framework Agreement”) with Datang Telecom, pursuant to which we (including our subsidiaries) and Datang Telecom (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is two years commencing from 18 February 2014. The pricing for the transactions contemplated under the Renewed Framework Agreement will be determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favorable than those sold by independent third parties to the Company or its subsidiaries or sold by the Company or its subsidiaries to independent third parties (if any).

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the Renewed Framework Agreement, are

•                         US$60 million for the year ending 31 December 2014, and

•                         US$75 million for the year ending 31 December 2015.

Pre-emptive rights of Datang and Country Hill in respect of the Bonds

Please refer to the sections “Pre-emptive rights of Datang” and “Pre-emptive rights of Country Hill” in the section “SUBSTANTIAL SHAREHOLDERS’ AND DIRECTORS’ INTERESTS” in respect of connected transactions arising out of the exercise by Datang and Country Hill of their respective pre-emptive rights in relation to the issue of the Further Bonds.

Related Party Transactions

Entrusted Loan Agreement with China Academy of Telecommunication Technology and Datang Telecom Group Finance Co., Ltd

In November, 2012, our subsidiary SMIC Beijing entered into an entrusted loan arrangement with China Academy of Telecommunication Technology (“Lender”) and Datang Telecom Group Finance Co.,Ltd (“Arranger”), under which SMIC Beijing was provided a 180 day revolving loan in the principal amount of RMB500 million (approximately $80 million), which was unsecured. This entrusted loan was used to finance the planned expansion for SMIC Beijing’s 12-inch fab. SMIC Beijing repaid the loan in May 2013. The interest rate on the loan was 5.04% in 2013.

In December, 2013, our subsidiary SMIC Beijing entered into another entrusted loan arrangement with Lender and Arranger, under which SMIC Beijing was provided a two- month loan in the principal amount of RMB400 million (approximately $66 million), which is unsecured. This entrusted loan was used to finance the planned expansion for SMIC Beijing’s 12-inch fab. SMIC Beijing repaid the loan in February 2014. The interest rate on the loan was 3%.

Director Service Contracts

We have entered into service contracts with indemnification provisions with each of our current directors. Except for the indemnification provisions, the service contracts as stated in the preceding sentence do not provide for benefits upon termination of service or employment.

Entrusted Loan Agreement with China Investment Development Corporation

In June 2013, our subsidiary SMIC Beijing entered into an entrusted loan arrangement with China Investment Development Corporation through China CITIC Bank, under which SMIC Beijing was provided a two-year unsecured entrusted loan in the principal amount of RMB70 million (approximately US$11.5 million). This entrusted loan was used for working capital purposes. As of 31 December 2013, SMIC Beijing has drawn down RMB70 million and repaid RMB4.5  million on this loan facility. The outstanding balance of RMB65.5 million is repayable in June 2015. The interest rate on the loan is 12%.

PRC REGULATIONS

Regulation

The integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.

Scope of Regulation

The Several Policies to Encourage the Development of Software and Integrated Circuit Industry and the Several Policies to Further Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the State Council of The People’s Republic of China on 24 June 2000 and on 28 January 2011, respectively, together with other ancillary laws and regulations, regulates integrated circuit production enterprises, or ICPEs. The State Council issued the Integrated Circuit Policies in order to encourage the development of the software and integrated circuits industry in China. The Integrated Circuit Policies form the basis for a series of laws and regulations that set out in detail the preferential policies relating to ICPEs. Such laws and regulations include:

•                         the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Taxation Policy Encouraging the Further Development of the Software Industry and the Integrated Circuit Industry, or the Integrated Circuit Notice, jointly issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on 22 September 2000;

•                         the Notice of the Ministry of Finance on Taxation Policies Concerning the Import of Self-used Raw Materials and Consumables by Part of Integrated Circuit Production Enterprises, or the Raw Materials Taxation Notice, issued by the Ministry of Finance on 24 August 2002;

•                         the Notice on Taxation Policies Concerning the Import of Construction Materials Specially used for Clean Rooms by Part of the Integrated Circuit Production Enterprises, or the Construction Materials Taxation Notice, issued by the Ministry of Finance on 26 September 2002;

•                         the Notice by the Ministry of Finance and the State Administration of Taxation on Increasing Tax Refund Rate for Export of Certain Information Technology (IT) Products, or the Export Notice, issued by the Ministry of Finance and the State Administration of Taxation on 10 December 2004;

•                         the Measures for the Accreditation of the Integrated Circuit Enterprise Encouraged by the State (For Trial Implementation), or the Accreditation Measures jointly issued by the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs on 21 October 2005; and

•                         the Interim Measures for the Management of the Special Fund for the Research and Development of the Integrated Circuit Industry, or the Fund Measures, jointly issued by the Ministry of Finance, the Ministry of Information Industry and the National Development and Reform Commission on 23 March 2005.

Preferential Industrial Policies Relating to ICPEs

ICPEs which are duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Integrated Circuit Policies, accreditation of ICPEs is determined by the competent examination and approval authorities responsible for integrated circuit projects after consultation with relevant taxation authorities. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the fabrication, package, or testing of integrated circuit chips and the production of mono-crystalline silicon of six inches or above, excluding the integrated circuit design enterprise. The accreditation of ICPEs is included in the accreditation of the integrated circuit enterprises. Such accreditation is determined by the competent authorities consisting of the National Development and Reform Commission, the Ministry of Information Industry (now Ministry of Industry and Information Technology), the State Administration of Taxation and the General Administration of Customs, which jointly designate the China Semiconductor Industrial Association as the accreditation institution. Any enterprise qualified under the requirements set forth in the Accreditation Measures is entitled to apply to the China Semiconductor Association for the Accreditation of the ICPEs. The accreditation of ICPEs is annually reviewed. If the enterprise fails to apply for the annual review in time, it shall be deemed as giving up such accreditation and if the enterprise fails in the annual review, the accreditation will also be canceled.

SMIC Shanghai, SMIC Beijing, and SMIC Tianjin have been accredited as ICPEs and are entitled to the preferential industrial policies described below.

Encouragement of Domestic Investment in ICPEs

Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on 2 December 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on 27 March 2011 and amended on 16 February 2013, the Chinese government encourages (i) the design of integrated circuits, (ii) the fabrication of integrated circuits with a line width of less than 1.8 micron (including 0.8 micron) and (iii) the advanced packaging and testing of BGA, PGA, CSP and MCM. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006, 2008 and 2012, as well as in the General Administration of Customs’ announcement on the relevant matters arising from the implementation Industrial Restructuring Guidance Catalogue (2011) (Revised) by the customs (Announcement No. 18 2013 of the General Administration of Custom) and the Notice of the State Council on Adjusting the Taxation Policies for Imported Equipment (Guo Fa [1997] No.37).

Encouragement of Foreign Investment in ICPEs

Pursuant to the Integrated Circuit Policies and the Guideline Catalogue of Foreign Investment Industries promulgated jointly by the State Development and Reform Commission and the Ministry of Commerce on 24 December 2011, the following foreign investment categories are encouraged:

•                         design of integrated circuits;

•                         fabrication of large scale integrated circuits with a line width of less than 0.18 micron (including 0.18 micron);

•                         fabrication of analog and analog digital integrated circuits with a line width of less than 0.8 micron (including 0.8 micron);

•                         advanced packaging and testing of BGA, PGA, CSP, MCM;

•                         fabrication of mixed integrated circuits;

•                         MEMS and compound semiconductor integrated circuits.

Foreign investment in such encouraged projects may enjoy preferential treatment as stipulated by the laws and regulations.

Preferential Taxation Policies

We are incorporated in the Cayman Islands and not currently subject to taxation in the Cayman Island.

The Law of the PRC on Enterprise Income Tax (“EIT Law”) was promulgated on 16 March 2007, which became effective 1 January 2008. Under the EIT Law, domestically- owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. As a result, the applicable tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on 22 February 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39. The above provisions in Circular No. 1 have been abolished by Cai Shui

[2012] No. 27 since 1 January 2011. Nonetheless, pursuant to Cai Shui [2012] No. 27, if the integrated circuit production enterprise has been certified by tax authority to enjoy the above preferential tax rate under the Circular No. 1, it may continue to enjoy such preferential rate till the expiry of such preferential treatment even after the implementation of Cai Shui [2012] No. 27.

On 28 January 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On 20 April 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

On 25 July 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the assertion and preferential tax policy of integrated circuit enterprise established before 31 December 2010, is pursuant to Circular No.1.

Preferential Policies Encouraging Research and Development

The EIT Law and the Implementation Regulations of the EIT Law have provided tax incentives in relation to technologies as a means to encourage advancement and adoption of new technologies. The EIT Law provides an additional 50% deduction of the R&D expenses incurred from the R&D of new technologies, new products, and new techniques on the basis of the actual deductions when relevant enterprise has no intangible asset to be formed and calculated into the current gains and losses. If intangible assets have been formed, they shall be amortized at 150% of the cost of the intangible assets.

Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including:

•                         the Patent Law of the PRC, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on 12 March 1984, effective 1 April 1985 and amended by the Ninth National People’s Congress on 25 August 2000 and third amended by the Eleventh People’s Congress on 27 December 2008, effective 1 October 2009;

•                         the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of 19 March 1985;

•                         the General Principles of the Civil Law of the PRC adopted at the fourth session of the Sixth National People’s Congress on 12 April 1986, effective 1 January 1987 and revised at the tenth meeting of the Standing Committee of the Eleventh National People’s Congress on 27 August 2009. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•                         the Copyright Law of the PRC, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on 7 September 1990, effective 1 June 1991, first amended by the Ninth National People’s Congress on 27 October 2001and subsequently amended by the Eleventh National People’s Congress on 26 February 2010;

•                         the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted 2 April 2001 at the thirty-sixth session of the executive meeting of the State Council, effective 1 October 2001; and

•                         the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.

Protection of the Layout Design of Integrated Circuits

Under the Layout Design Regulations, layout design of an integrated circuit refers to a three dimensional configuration in an integrated circuit that has two or more components, with at least one of these being an active component, and part or all of the interconnected circuitry or the three-dimensional configuration prepared for the production of integrated circuits.

Chinese natural persons, legal persons or other organizations that create layout designs are entitled to the proprietary rights in the layout designs in accordance with the Layout Design Regulations. Foreign persons or enterprises that create layout designs and have them first put into commercial use in China are entitled to the proprietary rights in the layout designs in accordance with the Layout Design Regulations. Foreign persons or enterprises that create layout designs and that are from a country that has signed agreements with China regarding the protection of layout designs, or is a party to an international treaty concerning the protection of layout designs to which China is also a party, are entitled to the proprietary rights of the layout designs in accordance with the Layout Design Regulations.

Proprietary Rights in Layout Design of Integrated Circuits

Holders of proprietary rights in a layout design are entitled to the following proprietary rights:

•                         to duplicate the whole protected layout design or any part of the design that is original; and

•                         to make commercial use of the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit.

Proprietary rights in layout designs become valid after being registered with the administrative department of the State Council responsible for intellectual property. Unregistered layout designs are not protected by the Layout Design Regulations.

The protection period of the proprietary rights in a layout design is ten years, commencing from the date of the application for registration of the layout design or the date that it is first put into commercial use anywhere in the world, whichever is earlier. However, regardless of whether or not a layout design is registered, or whether or not it is put into commercial use, it is not protected after 15 years from the time of its creation.

Registration of a Layout Design

The administrative departments of the State Council responsible for intellectual property are responsible for the registration of layout designs and accepting applications for the registration of layout designs. If an application for a layout design registration is not made with the administrative department of the State Council responsible for intellectual property within two years after it has been first put into commercial use anywhere in the world, the administrative department of the State Council responsible for intellectual property will not register the application. A holder of proprietary rights in a layout design may transfer the proprietary rights or give permission for other parties to use the layout design.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, after three years from the date of granting the patent rights and after four years from the patent application date, any person or enterprise that has made good faith reasonable proposals to the holder of proprietary rights seeking a license to those rights, but has been unable to obtain such license after an extended period of time, may request the administrative department responsible for patents under the State Council to grant a compulsory license for the relevant patent, provided that the patent owner fails to exploit or fails to adequately exploit the patent without justified reasons. However, where a compulsory license involves semiconductor technology, the implementation of a compulsory license is restricted to public and non-commercial uses, or to uses that counteract anti-competitive actions, as determined by judicial or administrative procedures.

PRC Tax for “Resident Enterprises”

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders. The implementing rules of the EIT Law define de facto management bodies as “management bodies that exercises substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the State Administration of Taxation further specified criteria for the determination of the “de facto management bodies” for foreign enterprises, which are controlled by PRC enterprises. If all of these criteria are met, the relevant foreign enterprise controlled by a PRC enterprise will be deemed to have its “de facto management bodies” located in the PRC and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in the PRC, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organisations or personnel in the PRC, (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules dividends income between qualified resident enterprises is tax exempted income, it is not clear how a qualified resident enterprise which is incorporated overseas would be treated under the EIT Law. Finally, it is possible that future guidance issued with respect to the

“resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs.  Similarly, these unfavorable consequences could apply to our other overseas intermediary holding companies if they are classified as PRC resident enterprises.

Environmental Regulation

Our PRC subsidiaries are subject to a variety of PRC environmental laws and regulations promulgated by the central and local governments concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. SMIC Shanghai, SMIC Beijing and SMIC Tianjin have all received approval with respect to their relevant environmental impact assessment reports and discharge registrations.

From time to time during the operation of our PRC subsidiaries, and also prior to renewal of the necessary discharge registrations, the relevant environmental protection authority will monitor and audit the level of environmental protection compliance of these subsidiaries. Discharge of liquid, solid or gaseous waste over permitted levels may result in imposition of fines, imposition of a time period within which rectification must occur or even suspension of operations.

Enforceability of Civil Liabilities

We are an exempted company incorporated in the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands corporation:

•                         political and economic stability;

•                         an effective judicial system;

•                         a favourable tax system;

•                         the absence of exchange control or currency restrictions; and

•                         the availability of professional and support services.

However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection for investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, Slaughter and May, our counsel as to Hong Kong law, and Fangda Partners, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:

•                         recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or

•                         be competent to hear original actions brought in each respective jurisdiction, against us or our directors or officers predicated upon the securities laws of the United States or any state thereof.

Conyers Dill & Pearman (Cayman) Limited has further advised us that the courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the courts of the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

TAXATION

The following summary of certain tax consequences of the purchase, ownership and disposition of Bonds and Shares is based upon applicable laws, regulations, rulings and decisions in effect as at the Latest Practicable Date, all of which are subject to change (possibly with retroactive effect). This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds or Shares and does not purport to deal with consequences applicable to all categories of investors, some of which may be subject to special rules. Persons considering the purchase of Bonds should consult their own tax advisers concerning the tax consequences of the purchase, ownership and disposition of Bonds and Shares. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Bonds under the laws of their country of citizenship, residence or domicile.

Cayman Islands

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the Bonds. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under the laws of the Cayman Islands, payments of interest, additional amounts, if any, principal and premium on the Bonds and dividends and capital in respect of the Shares will not be subject to taxation and no withholding will be required on the payment of principal and premium to any holder of the Bonds or the Shares, as the case may be, nor will gains derived from the disposal of the Bonds or the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

No stamp duty is payable in respect of the issue of the Bonds or the Shares issuable upon conversion of the Bonds. An instrument of transfer in respect of a Bond or certificates representing the Bonds is stampable if executed in or brought into the Cayman Islands.

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•                         that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciation shall apply to us or our operations; and

•                         in addition, that no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us:

(i)                     on or in respect of the shares, debentures or other obligations of us; or

(ii)                  by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

Our undertaking is for a period of twenty years from April 2000.

Hong Kong

Withholding Tax

No withholding tax in Hong Kong is payable on payments of principal in respect of the Bonds.

No tax is payable in Hong Kong by withholding or otherwise in respect of payments of dividends on the Shares.

Profits Tax

Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets). Under the Inland Revenue Ordinance (Cap. 112 of the Laws of Hong Kong) as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal, conversion or redemption of the Bonds where such sale, disposal, conversion or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Bonds will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

(a)                a financial institution (as defined in the Inland Revenue Ordinance) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

(b)               a corporation carrying on a trade, profession or business in Hong Kong; or

(c)                a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is in respect of the funds of the trade, profession or business. Although no tax is imposed in Hong Kong in respect of capital gains, Hong Kong profits tax may be chargeable on trading gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

Stamp Duty

No Hong Kong stamp duty will be chargeable upon the issue, transfer or conversion of a Bond.

Hong Kong stamp duty is payable on any purchase and sale of Shares, including the transfer of the Bonds and transfer of interest in the Bonds upon conversion of Bonds, for as long as the transfer thereof is required to be registered in Hong Kong. The duty is charged on each of the purchaser and the seller at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

The PRC

Under the PRC EIT Law which took effect on 1 January 2008, enterprises established outside the PRC whose “de facto management bodies” are located in China are considered as “PRC tax resident enterprises”. The Implementation Rules define the term “de facto management body” as a management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. If we are deemed to be a PRC resident enterprise for enterprise income purpose, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Furthermore, we would be obligated to withhold PRC income tax of 7% on payments of interest on the Bonds to investors that are non-resident enterprises located in Hong Kong or 10% on payments of interest on the Bonds to investors that are non- resident enterprises located outside Hong Kong, or other jurisdictions that have not concluded agreements or arrangements for the avoidance of double taxation on income with the PRC, because the interest would be regarded as being derived from sources within the PRC. If we fail to do so, it may be subject to fines and other penalties. In addition, any gain realised by such non-resident enterprise investors from the transfer of the Bonds would be regarded as being derived from sources within the PRC and accordingly would be subject to PRC income tax at a rate of 10%. However, if we are not considered as a PRC resident enterprise for enterprise income purposes, non-resident enterprise investors would not be subject to PRC income tax on any interest received on the Bonds or any gains realised from the transfer of the Bonds.

EU Directive on the Taxation of Savings Income

Under the Directive on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State or to certain limited types of entities established in that other Member State. However, for a transitional period, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

The European Commission has proposed certain amendments to the Directive, which may, if implemented, amend or broaden the scope of the requirements described above.

The proposed financial transactions tax (“FTT”)

The European Commission has published a proposal for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”).

The proposed FTT has very broad scope and could, if introduced in its current form, apply to certain dealings in the Bonds (including secondary market transactions) in certain circumstances.

Under current proposals the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the Bonds where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT proposal remains subject to negotiation between the participating Member States and is the subject of legal challenge. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective holders of the Bonds are advised to seek their own professional advice in relation to the FTT.

United States’ Foreign Account Tax Compliance Act Tax Provisions

Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (“FATCA”) impose a new reporting regime and potentially a 30% withholding tax with respect to certain payments to (i) any non-U.S. financial institution (a foreign financial institution or FFI (as defined by FATCA)) that does not become a “Participating FFI” by entering into an agreement with the U.S. Internal Revenue Service (IRS) to provide the IRS with certain information in respect of its account holders and investors or is not otherwise exempt from or in deemed compliance with FATCA and (ii) any investor (unless otherwise exempt from FATCA) that does not provide information sufficient to determine whether the investor is a U.S. person or should otherwise be treated as holding a “United States Account” (a Recalcitrant Holder).

Whilst the Bonds are in global form and held within the ICSDs, it is expected that FATCA will not affect the amount of any payments made under, or in respect of, the Bonds by us, any paying agent and the common depositary, given that each of the entities in the payment chain between us and the participants in the ICSDs is a major financial institution whose business is dependent on compliance with FATCA and that any alternative approach introduced under an intergovernmental agreement will be unlikely to affect the Bonds. The documentation expressly contemplates the possibility that the Bonds may go into definitive form and therefore that they may be taken out of the ICSDs. If this were to happen, then a non-FATCA compliant holder could be subject to withholding. However, definitive notes will only be printed in remote circumstances.

FATCA is particularly complex and its application is uncertain at this time. Prospective investors should consult their tax advisers on how these rules may apply to us and to payments they may receive in connection with the Bonds.

SUBSCRIPTION AND SALE

We entered into a bond subscription agreement with the Managers dated 4 June 2014 (the “Subscription Agreement”), pursuant to which and subject to certain conditions contained therein, we have agreed to sell to the Managers, and the Managers severally and not jointly agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for, the aggregate principal amount of the Further Bonds.

We have agreed to indemnify the Managers against certain liabilities in connection with the offer and sale of the Further Bonds. The Subscription Agreement provides that the obligations of the Managers are subject to certain conditions precedent, and entitles the Managers to terminate the Subscription Agreement in certain circumstances at any time up to the time when subscription moneys have been received and the Further Bonds issued.

We have agreed in the Subscription Agreement with the Managers that neither the Issuer nor any person acting on its or their behalf will (a) issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Bonds, the Shares or securities of the same class as the Bonds, the Shares or other instruments representing interests in the Bonds, the Shares or other securities of the same class as them, (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares, (c) enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise or (d) announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of the Managers between the date of the Subscription Agreement (4 June 2014) and the date which is 90 days after the 4 June 2014 (both dates inclusive); except for (i) the issue of any Further Bonds or Shares to be issued upon conversion of Bonds pursuant to any pre-emptive rights arising from the share subscription agreement entered into between the Issuer and Country Hill dated 18 April 2011 or the share subscription agreement entered into between the Issuer and Datang Telecom dated 6 November 2008; (ii) the issue of any Shares under the Placing and Subscription Agreement; (iii) the issue of any shares to be issued upon the conversion of the Bonds; (iv) the issue of any share options and restricted share units pursuant to any share option schemes adopted in compliance with the Hong Kong Listing Rules and any publicly disclosed equity incentive plans of the Issuer, and (v) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares issued (as calculated by the Current Market Price (as defined in the Terms & Conditions of the Bonds as set out in Schedule 1 to the Subscription Agreement)) is less than US$100,000,000 and (2) the Issuer procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this paragraph prior to any such issue. Datang and Country Hill have both entered into a shareholder lock-up undertaking on similar terms as the Issuer.

The Managers and certain of their affiliates have, from time to time, performed, and may in the future perform, certain commercial banking, investment banking and advisory services for us, the Group and/or our affiliates for which they have received or will receive customary fees and expenses. In addition to the transaction services for us or the Group, each of the Managers may, from time to time, engage in other transactions with and perform services for us or the Group in the ordinary course of our or the Group’s business.

In addition, the Managers and certain of their subsidiaries and affiliates may hold Shares as beneficial owners, on behalf of clients or in the capacity of investment advisers. Each of the Managers and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the Managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve our securities and instruments.

Each of the Managers or their affiliates may purchase the Further Bonds for its or their own account and enter into transactions, including (i) credit derivatives, such as asset swaps, repackaging and credit default swaps relating to the Further Bonds and/or other securities or (ii) equity derivatives and stock loan transactions relating to our or our subsidiaries’ or our associates’ Shares at the same time as the offer and sale of the Further Bonds or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of the Further Bonds to which this Offering Circular relates (notwithstanding that such selected counterparties may also be purchasers of the Further Bonds).

General

The distribution of this Offering Circular or any offering material and the offering, sale or delivery of Further Bonds is restricted by law in certain jurisdictions. Therefore, persons who may come into possession of this Offering Circular or any offering material are advised to consult with their own legal advisers as to what restrictions may be applicable to them and to observe such restrictions. This Offering Circular may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised. No action has been or will be taken in any jurisdiction by the Managers or us that would permit a public offering of the Further Bonds, or possession or distribution of this Offering Circular or any other offering or publicity material relating to the Further Bonds (including roadshow materials and investor presentations), in any country or jurisdiction where action for that purpose is required. Accordingly, the Bonds may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Bonds may be distributed or published, by us or any of the Managers, in or from any country or jurisdiction, except in circumstances which will result in compliance with all applicable rules and regulations of any such country or jurisdiction and will not impose any obligations on us or the Managers.

United States

The Bonds and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

United Kingdom

Each of the Managers has represented and agreed that:

(i)                    it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of the Bonds in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)                 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Hong Kong

Each of the Managers has represented and agreed that:

(i)                    it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than (a) to “professional investors” as defined in the SFO and any rules made under that ordinance; or (b)  in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) (the “CO”) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)                 it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong (who will not, in contravention of, inter alia, the CO, sell, offer or market the Bonds to persons who are public in Hong Kong, or who are not within the definition of “professional investors”) or only to “professional investors” as defined in the SFO and any rules made under that ordinance.

Singapore

Each of the Mangers has acknowledged that this Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). Accordingly, each of the Mangers has represented, warranted and agreed that it has not offered or sold any Bonds or caused such Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell such Bonds or cause such Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

This Offering Circular has not been registered as a prospectus with the MAS. Accordingly, this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)                a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)               a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except:

(1)                to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)                where no consideration is or will be given for the transfer;

(3)                where the transfer is by operation of law;

(4)                as specified in Section 276(7) of the SFA; or

(5)                as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

Each of the Managers represents and agrees that the Bonds have not been and will not be registered under the Securities and Exchange Law of Japan and it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Bonds in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Cayman Islands

Each of the Managers has represented, warranted and agreed that the offer to sell the Bonds is private and not intended for the public and, further that each of the Managers has not made and will not make any invitation to the public in the Cayman Islands or to residents of the Cayman Islands, whether directly or indirectly, to offer or sell the Bonds.

GENERAL INFORMATION

1.                     The Bonds (including the Further Bonds) have been accepted for clearance through Euroclear and Clearstream under Common Code number 098707689 and the International Securities Identification Number for the Bonds (including the Further Bonds) is XS0987076899.

2.                     Application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Shares arising on conversion of the Further Bonds.

3.                     Approval in-principle has been received for the listing and quotation of the Further Bonds on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained in this Offering Circular. Approval in-principal granted by the SGX-ST for the listing and quotation of the Further Bonds on the SGX-ST is not to be taken as indication of the merits of the Issuer or any other subsidiary or associated company of the Issuer, the Bonds or the Shares. The Bonds will be traded on the SGX-ST in a minimum board lot size of US$200,000 for so long as the Bonds are listed on the SGX-ST. For so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, the Issuer shall appoint and maintain a paying agent in Singapore, where the Bonds may be presented or surrendered for payment or redemption, in the event that the Global Certificates are exchanged for definitive Certificates. In addition, in the event that the Global Certificates are exchanged for definitive Certificates, an announcement of such exchange shall be made by or on behalf of the Issuer through the SGX-ST and such announcement will include all material information with respect to the delivery of the definitive Certificates, including details of the paying agent in Singapore.

4.                     The Issuer has obtained all necessary consents, approvals and authorisations in connection with the issue of the Further Bonds and Shares upon the conversion of the Bonds. The issue of the Further Bonds and the Shares upon the conversion of the Bonds were authorised and approved by resolutions of the board of directors of the Issuer and a board Committee of the Issuer established thereunder passed on 22 October 2013 and 24 October 2013, and the EGM of 17 February 2014, respectively. Conditional approval for the listing of the Shares to be issued on conversion of the Bonds on the Hong Kong Stock Exchange has been granted by the Hong Kong Stock Exchange.

5.                     Except as disclosed in this Offering Circular, there has been no change, or any development reasonably likely to involve prospective change, in the financial condition, business operations or results of operations in the general affairs of the Issuer since 31 December 2013, the date of the Issuer’s most recent audited financial statements, that is material and adverse in the context of the issue of the Further Bonds.

6.                     There are no litigation or arbitration proceedings against or affecting the Issuer or of the Group or any of the Issuer’s assets, nor is the Issuer aware of any pending or threatened such proceedings, in each case which, to the Issuer’s best knowledge and belief, are or might be material in the context of the issue of the Further Bonds.

7.                     The consolidated financial statements of the Issuer for the years ended 31 December 2011, 2012 and 2013, which are incorporated by reference in this Offering Circular, have been audited by Deloitte Touche Tohmatsu, as stated in their reports appearing therein.

8.                     Copies of the latest annual reports, interim and quarterly reports may be downloaded free of charge from the Issuer’s website www.SMICS.COM/ENG/INVESTORS/ IR_REPORT.PHP and copies of the Trust Deed and the Agency Agreement will be made available for inspection, at the Issuer’s specified office at 18 Zhangjiang Road, Pudong New Area, Shanghai, P.R.C., 201203 during normal business hours or at the principal place of business in London of the Trustee (being 40th Floor, One Canada Square, London E14 5AL, United Kingdom) upon prior written request during normal business hours between 9 : 00 a.m. and 3 : 00 p.m., so long as any of the Bonds is outstanding. The Issuer publishes its unaudited condensed consolidated interim and quarterly financial statements every year for the six months ended 30 June and three months ended 30 September.

9.                     The Company announced on 29 April 2014 that Deloitte Touche Tohmatsu (“Deloitte”) will retire as the auditors of the Company upon expiration of its current term of office at the conclusion of the forthcoming annual general meeting of the Company to be held on 27  June 2014 (the “AGM”).  The Board has unanimously resolved to propose the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (together, “PwC”) as the auditors of the Company at the AGM following the retirement of Deloitte and to hold office from the conclusion of the AGM until the conclusion of the next following annual general meeting of the Company, subject to the approval of the shareholders of the Company (the “Shareholders”) at the AGM. Deloitte has been the auditors of the Company since 2001. Consistent with good corporate governance practice, the Board considers that a rotation of auditors will help enhance the independence of the auditors and the effectiveness of the audit services. The Board is of the view that the proposal for appointing PwC as auditors of the Company would be in the best interest of the Company and the Shareholders as a whole. Deloitte has confirmed in writing that there are no matters in relation to its cessation to act as the Company’s auditors that need to be brought to the attention of the Shareholders. The Board has also confirmed that there are no disagreements or outstanding matters between the Company and Deloitte, and the Board is not aware of any other matters in relation to the change of auditors that need to be brought to the attention of the Shareholders.

REGISTERED OFFICES OF THE ISSUER

Registered Office	Principal Place of Business
PO Box 309	18 Zhangjiang Road,
Ugland House	Pudong New Area,
Grand Cayman	Shanghai, P.R.C. 201203
KY1-1104
Cayman Islands

TRUSTEE	PRINCIPAL AGENT
The Bank of New York Mellon,	The Bank of New York Mellon,
London Branch	London Branch
40th Floor, One Canada Square	40th Floor, One Canada Square
London E14 5AL	London E14 5AL
United Kingdom	United Kingdom

REGISTRAR AND TRANSFER AGENT

The Bank of New York Mellon (Luxembourg) S.A.

Vertigo Building-Polaris

2-4 rue Euge` ne Ruppert

L-2453  Luxembourg

LEGAL ADVISORS TO THE ISSUER

As to English law	As to Cayman Islands law
Slaughter and May	Conyers Dill and Pearman (Cayman) Limited
47th Floor	Cricket Square
Jardine House	P.O. Box 2681
One Connaught Place	Grand Cayman KY1-1111
Central	Cayman Islands
Hong Kong

LEGAL ADVISORS TO THE JOINT MANAGERS AND THE TRUSTEE

As to English law

Linklaters

10/F Alexandra House

Chater Road

Hong Kong

INDEPENDENT AUDITORS

Deloitte Touche Tohmatsu

35/F One Pacific Place

88 Queensway

Hong Kong

SINGAPORE LISTING AGENT

Allen & Gledhill LLP

1 Marina Boulevard

# 28-00

Singapore 018989

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 18, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director